MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Year Ended December 31, 2003

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean the Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean the Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (see Note 2 – Basis of Financial Statement Preparation to the accompanying financial statements for a list of these subsidiaries, including a description of their respective principal business activities).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying financial statements and the related notes. Our financial statements, and the financial information discussed below, have been prepared in accordance with Philippine generally accepted accounting principles, or Philippine GAAP, which differs in certain significant respects from generally accepted accounting principles in the United States.

The financial information appearing in this report and in the accompanying financial statements is stated in Philippine pesos. All references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines; all references to “U.S. dollars,” “US$” or “dollars” are to the lawful currency of the United States; all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan and all references to “Euro” or “€” are to the lawful currency of the European Union. Translations of Philippine peso amounts into U.S. dollars in this report and in the accompanying financial statements were made based on the exchange rate of Php55.586 to US$1.00, the volume weighted average exchange rate at December 31, 2003 quoted through the Philippine Dealing System.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that forward-looking statements and assumed facts or bases almost always vary from actual results, and the differences between the results implied by the forward-looking statements and assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the description of risks and cautionary statements in this report. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as of the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this report after the date hereof. In light of these risks and uncertainties, any forward-looking statement made in this report or elsewhere might not occur.

Financial Highlights

	As of December 31,
			Increase (Decrease)
(in millions)	2003	2002(1)	Amount	%

Consolidated Balance Sheets
Total assets	Php301,915	Php303,286	Php(1,371)	–
Property, plant and equipment - net	244,345	251,912	(7,567)	(3)
Total debt	159,814	168,523	(8,709)	(5)
Total stockholders’ equity	94,145	88,087	6,058	7
Debt to equity ratio	1.70x	1.91x	–	–

	Years Ended December 31,
			Increase (Decrease)
	2003	2002	Amount	%
Consolidated Statements of Income
Operating revenues	Php97,723	Php80,170	Php17,553	22
Operating expenses	67,655	59,498	8,157	14
Net operating income	30,068	20,672	9,396	45
EBIT(2)	22,433	16,982	5,451	32
EBITDA(3)	50,907	41,177	9,730	24
Net income	11,182	3,003	8,179	272
Operating margin	31%	26%	–	–
EBITDA margin	52%	51%	–	–
Consolidated Statements of Cash Flows
Net cash provided by operating activities	Php56,006	Php52,945	Php3,061	6
Net cash used in investing activities	19,508	16,810	2,698	16
Capital expenditures	17,784	15,557	2,227	14
Net cash used in financing activities	28,083	29,479	(1,396)	(5)

_____________

(1)  As restated to reflect the change in accounting policy on preoperating expenses, as described in Note 3 – Accounting Changes to the accompanying financial statements.

(2) EBIT is defined as earnings before minority interest in net (income) losses of consolidated subsidiaries, adding back interest expense and related items, taxes and deducting interest income. EBIT should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating activities and other income or cash flow statement data prepared in conformity with generally accepted accounting principles, or as a measure of profitability or liquidity.

(3) EBITDA is defined as earnings before minority interest in net (income) losses of consolidated subsidiaries, adding back interest expense and related items, taxes, depreciation and amortization, deducting interest income and is presented because it is generally accepted as providing useful information regarding a company's ability to service and/or incur debt. EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating activities and other income or cash flow statement data prepared in conformity with generally accepted accounting principles, or as a measure of profitability or liquidity.

EBIT and EBITDA, on a consolidated basis for the years ended December 31, 2003 and 2002, are derived as follows:

	Years Ended December 31,
			Increase (Decrease)
	2003	2002	Amount	%
(in millions)
Earnings before minority interest in net (income) losses of consolidated subsidiaries(a)	Php11,275	Php2,960	Php8,315	281
Add/(deduct): Interest expenses (a)	11,425	12,664	(1,239)	(10)
Provision for income tax(a)	242	1,592	(1,350)	(85)
Interest income(a)	(509)	(234)	(275)	118
EBIT	22,433	16,982	5,451	32
Add: Depreciation and amortization(a)	28,474	24,195	4,279	18
EBITDA	Php50,907	Php41,177	Php9,730	24

________________

(a) See statements of income in the accompanying financial statements.

Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into three main segments:

•               Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries PLDT Clark Telecom, Inc., Subic Telecommunications Company, Inc., PLDT Maranao Telephone Company, Inc. and Bonifacio Communications Corporation, which together account for approximately 1% of our consolidated fixed lines in service, and PLDT Global Corporation;

•               Wireless — wireless telecommunications services provided by PLDT’s subsidiaries, Smart Communications, Inc., our cellular service provider, and Mabuhay Satellite Corporation, ACeS Philippines Cellular Satellite Corporation, and Telesat, Inc., our satellite and very small aperture terminal, or VSAT, operators; and

•               Information and Communications Technology — information and communications infrastructure and services for Internet applications, Internet protocol-based solutions and multimedia content delivery provided by PLDT’s subsidiary ePLDT, Inc.; Internet access services provided by ePLDT’s subsidiary Infocom Technologies, Inc.; and e-commerce, call centers and IT-related services provided by ePLDT’s other subsidiaries and associates, as described in Note 9 – Investments to the accompanying financial statements.

Results of Operations

The table below shows the contribution by each of our business segments to our consolidated operating revenues, operating expenses and net operating income (loss) for the years ended December 31, 2003 and 2002. Most of our revenues are derived from our operations within the Philippines. Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

	Years Ended December 31,
					Increase (Decrease)
	2003	%(1)	2002	%(1)	Amount	%
(in millions)
Operating Revenues
Fixed line	Php45,831	47	Php45,519	57	Php312	1
Wireless	50,383	52	33,703	42	16,680	49
Information and communications technology	1,509	1	948	1	561	59
	97,723	100	80,170	100	17,553	22
Operating Expenses
Fixed line	33,188	34	31,910	40	1,278	4
Wireless	32,822	33	25,990	32	6,832	26
Information and communications technology	1,645	2	1,598	2	47	3
	67,655	69	59,498	74	8,157	14
Net Operating Income (Loss)
Fixed line	12,643	13	13,609	17	(966)	(7)
Wireless	17,561	19	7,713	10	9,848	128
Information and communications technology	(136)	(1)	(650)	(1)	514	(79)
	Php30,068	31	Php20,672	26	Php9,396	45

________________

(1) Operating expenses and net operating income (loss) are computed as a percentage of operating revenues.

Consolidated Operating Revenues

Largely driven by the continued strong growth of our wireless business, particularly Smart’s cellular business, our consolidated operating revenues for 2003 increased by Php17,553 million, or 22%, to Php97,723 million from Php80,170 million in 2002. The revenue contribution of our wireless business accounted for 52% of our consolidated operating revenues for 2003, compared to 42% in 2002. Smart contributed Php49,876 million in revenues in 2003, an increase of 51% over its revenue contribution of Php33,021 million in 2002.

Fixed Line

Our fixed line business provides local exchange service, international and national long distance services, data and other network services, and miscellaneous services. Revenues generated from this business in 2003 totaled Php45,831 million, an increase of Php312 million, or 1%, from Php45,519 million in 2002. This increase was due to higher revenues generated from international long distance service and data and other network services, partially offset by decreased revenues from local exchange service, national long distance service, and miscellaneous services. As a percentage of our consolidated operating revenues, however, fixed line revenues decreased in 2003 to 47% from 57% in 2002 principally due to the continued strong growth of our wireless business.

The following table summarizes our consolidated operating revenues from our fixed line business for the years ended December 31, 2003 and 2002 by service segment:

	Years Ended December 31,
					Increase (Decrease)
	2003	%	2002	%	Amount	%
(in millions)
Fixed line services:
Local exchange	Php20,710	45	Php21,167	47	Php(457)	(2)
International long distance	12,543	27	10,640	23	1,903	18
National long distance	6,429	14	7,669	17	(1,240)	(16)
Data and other network	5,802	13	5,480	12	322	6
Miscellaneous	347	1	563	1	(216)	(38)
Total	Php45,831	100	Php45,519	100	Php312	1

Local Exchange Service

Our local exchange service revenues consist of:

•               flat monthly fees for our postpaid service;

•               installation charges and other one-time fees associated with the establishment of customer service;

•               fixed charges paid by other telephone companies, charges retained by PLDT for calls terminating to cellular subscribers within the local area, and local access charges paid by cellular operators for calls by cellular subscribers that terminate to our local exchange network;

•               revenues from usage of prepaid cards for calls within the local area and any unused peso value of expired prepaid cards;

•               call revenues generated from payphones and coin-operated phones; and

•               charges for special features, including bundled value-added services such as call waiting, call forwarding, multi-party conference calling, speed calling and Caller ID.

The following table summarizes key measures of our local exchange service business segment as of and for the years ended December 31, 2003 and 2002:

	Years Ended December 31,
			Increase (Decrease)
	2003	2002	Amount	%

Consolidated local exchange revenues (in millions)	Php20,710	Php21,167	Php(457)	(2)
Number of fixed lines in service
PLDT Group	2,137,765	2,118,340	19,425	1
PLDT(1)	2,115,671	2,092,539	23,132	1
Number of PLDT employees	10,230	12,131	(1,901)	(16)
Number of PLDT fixed lines in service per PLDT employee	207	172	35	20

________________

(1) Approximately 83% and 88% were postpaid fixed line subscribers as of December 31, 2003 and 2002, respectively.

Revenues from our local exchange service for 2003 decreased by Php457 million, or 2%, to Php20,710 million from Php21,167 million in 2002. The decrease was primarily due to the

(1) shifting subscriber preference from postpaid to prepaid services, which generate lower average revenue per subscriber, and (2) decline in installation revenues due to a promotion in 2003 which waived installation cost of subscribers in an effort to stimulate take-up, partially offset by adjustments in our monthly local service rates. The percentage contribution of local exchange revenues to our total fixed line revenues also decreased in 2003 to 45% from 47% in 2002.

Gross additions to PLDT's fixed lines in service in 2003 totaled 577,530, an increase of 54,516 from the gross additions of 523,014 in 2002. On a net basis, PLDT’s fixed line additions in 2003 totaled 23,132, which was 33% higher compared to the net additions of 17,430 in 2002. While fixed line additions totaled 114,277 for PLDT’s prepaid fixed line services, PLDT’s postpaid fixed lines in service declined by 91,145 in 2003.

Initially intended as an affordable alternative telephone service for consumers under difficult economic conditions, our prepaid fixed line services now forms an important part of PLDT's overall churn and credit risk exposure management and subscriber retention strategy. Prepaid phone kits, each containing Php500 worth of pre-stored call credits, are sold for Php1,900 per unit. Prepaid subscribers are charged based on usage at a rate of Php1.00 per minute for local calls and at the same rates applicable to postpaid fixed line subscribers for national and international long distance calls.

As of December 31, 2003, PLDT’s active prepaid fixed line subscribers totaled 357,304 which accounted for approximately 17% of PLDT’s total fixed lines in service as of December 31, 2003.

A prepaid fixed line subscriber is recognized as an active subscriber when that subscriber activates and uses a prepaid call card. Prepaid fixed line subscribers can reload their accounts by purchasing call cards that are sold in denominations of Php500, Php300 and Php150. Reloads are valid for two months for the Php500 and Php300 card. The lower denomination of Php150 card, launched in September 2003, has an account life of 15 days. A prepaid fixed line subscriber is disconnected if that subscriber does not reload within one month for the Php500 card, four months for the Php300 card, and 15 days for the Php150 card after the expiry of the last reload. All sales of prepaid cards, whether through dealers or through PLDT's business offices, are non-refundable.

Pursuant to a currency exchange rate adjustment mechanism authorized by the Philippine National Telecommunications Commission, or the NTC, we adjust our monthly local service rates upward or downward by 1% for every Php0.10 change in the peso-to-dollar exchange rate relative to a base rate of Php11.00 to US$1.00. In 2003, we implemented 11 upward adjustments and three downward adjustments in our monthly local service rates, compared to 13 upward adjustments and six downward adjustments in 2002. The average peso-to-dollar rate in 2003 was Php54.215 to US$1.00, compared to the average of Php51.583 to US$1.00 in 2002. This change in the average peso-to-dollar rate translated to a peso depreciation of 5%, which resulted in an average net increase of 5% in our monthly local service rates in 2003.

Effective January 1, 2003, local access charges for cellular subscribers’ calls that terminate to our fixed line subscribers increased from Php2.00 per minute to Php2.50 per minute, and was further increased to Php3.00 per minute effective January 1, 2004.

To attract new fixed line subscribers and retain existing ones, PLDT has introduced various value-added services such as Hype in April 2003. Hype is a full two-way fixed line text messaging service, which allows subscribers to send and receive text messages to and from landline and mobile phones, and is capable of international text messaging. Hype also allows subscribers to join TV network-based and new PLDT-initiated texting services.

The ratio of PLDT fixed lines in service per PLDT employee improved from 172 as of December 31, 2002 to 207 as of December 31, 2003. This improvement resulted from the net decrease in PLDT’s employee headcount. During the year ended December 31, 2003, PLDT’s workforce was reduced by 16% to 10,230 employees mainly on account of PLDT’s manpower reduction program.

International Long Distance Service

Our international long distance revenues, which we generate through our international gateway facilities, consist of:

•               inbound call revenues representing settlements from foreign telecommunications carriers for inbound international calls, virtual transit and hubbing service and reverse charged calls such as received collect and home country direct service;

•               access charges paid to us by other Philippine telecommunications carriers for terminating inbound international calls to our local exchange network; and

•               outbound call revenues representing amounts billed to our customers (other than our cellular customers) for outbound international calls, net of amounts payable to foreign telecommunications carriers for terminating calls in their territories.

The following table shows information about our international long distance business for the years ended December 31, 2003 and 2002:

	Years Ended December 31,
			Increase (Decrease)
	2003	2002	Amount	%

Consolidated international long distance revenues (in millions)	Php12,543	Php10,640	Php1,903	18
Inbound	10,614	8,461	2,153	25
Outbound	1,929	2,179	(250)	(11)

International call volumes (in million minutes, except call ratio)
PLDT Group(1)	2,286	2,815	(529)	(19)
Inbound	2,128	2,644	(516)	(20)
Outbound	158	171	(13)	(8)
Inbound-outbound call ratio	13.5:1	15.5:1	–	–

PLDT	2,183	2,576	(393)	(15)
Inbound	2,028	2,409	(381)	(16)
Outbound	155	167	(12)	(7)
Inbound-outbound call ratio	13.1:1	14.4:1	–	–

________________

(1) Excludes cellular call volumes.

Our consolidated international long distance revenues increased by Php1,903 million, or 18%, to Php12,543 million in 2003 from Php10,640 million in 2002, primarily as a result of an increase of our inbound international long distance revenues principally driven by an increase in average inbound termination rates. Likewise, the percentage contribution of international long distance revenues to our total fixed line revenues increased in 2003 to 27% from 23% in 2002.

Our revenues from inbound international long distance calls in 2003 increased by Php2,153 million, or 25%, to Php10,614 million from Php8,461 million in 2002 primarily due to an increase in PLDT’s average termination rates and the positive impact of the depreciation of the average value of the peso relative to the U.S. dollar, partially offset by the effect of lower inbound call volumes.

Our inbound international long distance call volumes in 2003 decreased by 20% to 2,128 million minutes from 2,644 million minutes in 2002, primarily due to increased competition from alternative means of long distance communications, particularly e-mail, international text messaging and Internet telephony and more inbound calls terminating directly to cellular subscribers. In addition, the increase in our average termination rates has also resulted in reduced inbound call volumes, principally those being routed through direct facilities from the U.S. to the Philippines.

After lengthy negotiations commencing in May 2002 with carriers around the world, PLDT increased its termination rates with carriers that account for a substantial portion of its international inbound traffic terminating on its fixed line network to US$0.12 per minute effective February 1, 2003. Prior to the increase in termination rates, a substantial portion of PLDT’s international inbound traffic terminating on its fixed line network was charged an average termination rate of approximately US$0.08 per minute.

On March 10, 2003, the International Bureau of the U.S. Federal Communications Commission, or U.S. FCC, issued an Order on petitions filed separately by AT&T and MCI requiring all U.S. carriers providing direct facilities-based service on the U.S.-Philippines route to suspend payments for termination services to Philippine carriers, including PLDT, Smart and Subic Telecom, until such time as the U.S. FCC issues a public notice that the affected circuits of U.S. carriers on the U.S.-Philippine route are fully restored. The Order also removed the Philippines from the list of U.S.- international routes approved for the provision of International Simple Resale. In response to the Order of the International Bureau of the U.S. FCC, the NTC issued a Memorandum Order dated March 12, 2003, directing all affected Philippine carriers

“(1) not to accept terminating traffic via direct circuits from U.S. facilities-based carriers who do not pay Philippine carriers for services rendered; and (2) to take all measures necessary to collect payments for services rendered in order to preserve the viability, efficiency, sustained growth and development and continued competitiveness of the Philippine telecommunications industry.”

On April 9, 2003, we filed with the U.S. FCC an application for review of the International Bureau’s March 10, 2003 Order. On April 24, 2003, AT&T and MCI filed oppositions to our application for review of the International Bureau’s March 10, 2003 Order and on May 5, 2003, we filed our reply to said oppositions. Our revenues derived from international long distance calls have not been adversely affected by the Order of the International Bureau of the U.S. FCC because most of the facilities-based traffic originating in the United States was routed through circuits of third parties not subject to the Order.

To resolve the long standing issue on termination rates and to allow Philippine and U.S. carriers to freely negotiate a mutually acceptable settlement of this issue, and to provide an appropriate atmosphere for commercial negotiations to prosper, on October 17, 2003, the NTC lifted its March 12, 2003 Order and ordered all Philippine carriers to immediately accept terminating traffic via direct circuits from U.S. facilities-based carriers on mutually acceptable final or interim termination rates, on terms and conditions agreed upon by the parties. Based on the negotiations between the NTC and the U.S. FCC, the NTC stated in its October 17, 2003 Order that it expects the U.S. FCC to immediately lift its March 10, 2003 Order, thereby canceling the non-payment provisions thereof and subsequently returning the Philippines to the list of U.S.-international routes approved for the provision of international simple resale. On November 12, 2003, PLDT reopened its circuits with MCI after having entered into an interim termination rate agreement with MCI. On November 14, 2003, MCI requested the U.S. FCC to lift the stop payment order on PLDT and Smart so that it may continue payment since the two local carriers have stopped blocking calls from MCI. On January 9, 2004, PLDT and AT&T finally signed an interim agreement on termination rates ending the dispute between the two carriers. AT&T notified the U.S. FCC of the unblocking of the circuits and requested that the stop payment order be lifted. Consequently, the U.S. FCC lifted the stop payment order on January 15, 2004. However, the U.S. FCC has yet to restore the Philippines to the list of U.S.-international routes approved for the provision of international simple resale. See “Other Information – Investigation by U.S. Department of Justice” below and Note 25 – Other Matters to the accompanying financial statements for further discussion.

The depreciation of the peso contributed to the increase in our inbound international long distance revenues in peso terms since settlement charges for inbound calls are billed in U.S. dollars or in special drawing rights, an established method of settlement among international telecommunications carriers using values based on a basket of foreign currencies, that are translated into pesos at the prevailing exchange rates at the time of billing.

Our revenues from outbound international long distance calls in 2003 decreased by Php250 million, or 11%, to Php1,929 million from Php2,179 million in 2002. The decline was primarily due to lower outbound call volumes and reduced IDD rates attributable to our corporate customers partly offset by the positive impact of the depreciation on the peso on outbound international long distance service revenues.

The depreciation of the peso contributed to the outbound international long distance revenues in peso terms because outbound calls are charged at U.S. dollar rates and billed to our subscribers in pesos at the prevailing exchange rates at the time of billing. This increase, however, was not sufficient to compensate for the reduced IDD rates attributable to our corporate customers and the decline in outbound call volumes. Our outbound international long distance call volumes declined by 8% to 158 million minutes in 2003 from 171 million minutes in 2002, primarily due to cellular substitution (subscribers opting to use cellular for international outbound calls) and the popularity of alternative means of communications such as e-mailing and text messaging.

National Long Distance Service

Our national long distance revenues consist of:

•               per minute charges for calls made by our fixed line customers outside of the local service areas but within the Philippines, net of interconnection charges payable for calls carried through the backbone network of, and/or terminating to the customer of, another telecommunications carrier; and

•               access charges received from other telecommunications carriers for calls carried through our backbone network and/or terminating to our customers.

The following table shows our national long distance revenues and call volumes for the years ended December 31, 2003 and 2002:

	Years Ended December 31,
			Increase (Decrease)
	2003	2002	Amount	%

Consolidated national long distance revenues (in millions)	Php6,429	Php7,669	Php(1,240)	(16)
National long distance call volumes (in million minutes)
PLDT Group	2,049	2,181	(132)	(6)
PLDT	2,017	2,145	(128)	(6)

Our national long distance revenues decreased by Php1,240 million, or 16%, to Php6,429 million in 2003 from Php7,669 million in 2002 as a result of lower call volumes and changes in interconnection arrangements with certain local exchange carriers. Accordingly, the percentage contribution of national long distance revenues to our total fixed line revenues was down to 14% in 2003 from 17% in 2002.

Our national long distance call volumes decreased by approximately 6% to 2,049 million minutes in 2003 from 2,181 million minutes in 2002. Cellular substitution and the widespread availability and growing popularity of alternative non-voice means of communications, particularly cellular text messaging and e-mailing, have negatively affected call volumes.

The decrease in our national long distance revenues in 2003 compared to 2002 was, however, mitigated by the impact of the launch of various PLDT Premium Phone Services and rate adjustments.

PLDT Premium Phone Services allow customers to access voice-based content and information through an automated call-in facility for a certain fee. Over 30 premium phone service applications are being offered to PLDT customers ranging from appointment-booking services for selected embassies (including, among others, the U.S. and Australian embassies in the Philippines), entertainment and TV gameshow hotlines, televoting, spiritual and love counseling, celebrity chat, phone karaoke and music services. PLDT charges an average of Php10 per minute for these premium phone services.

In 2003, certain local exchange carriers under revenue sharing arrangements have entered into access charging agreements with PLDT. Under the revenue sharing agreements, charges are generally apportioned 30% for the originating entity, 40% for the backbone owner and another 30% for the terminating entity. Under these access charging agreements, the originating carrier generally pays access charges of (1) Php0.50 per minute for short haul traffic and Php1.25 per minute for long haul traffic to the carrier owning the backbone network, and (2) Php1.00 per minute to the terminating carrier. This change in interconnection charges resulted to a 54% decrease in average revenue per minute for calls originating from and terminating to other local exchange carriers.

Effective March 1, 2003, the rate for national long distance, or NDD, calls originating from PLDT subscribers and terminating to other local exchange carriers increased to Php5.00 per minute from a flat rate of Php4.50 per minute. In addition, NDD calls originating from and terminating to PLDT was also adjusted to Php5.00 per minute from a flat rate of Php4.50 per minute effective June 8, 2003. Prior to the implementation of a flat rate of Php5.00 per minute and Php4.50 per minute, NDD rates ranged from Php3.00 per minute to Php5.00 per minute for calls terminating to PLDT subscribers and from Php3.50 per minute to Php5.00 per minute on calls terminating to other networks’ subscribers depending on distance.

Data and Other Network Services

In 2003, our data and other network services posted a revenue of Php5,802 million, an increase of Php322 million, or 6%, from Php5,480 million in 2002. The revenue contribution of this service segment to our total fixed line revenues increased to 13% in 2003 from 12% in 2002, primarily attributed to an increased uptake in Domestic Frame Relay, I-Gate, digital subscriber line, or DSL, Equant and ARCSTAR bandwidth services, as well as the launch of other new network-based services. We currently expect that demand for, and therefore revenues generated from, these services will continue to grow in the foreseeable future.

Data and other network services we currently provide include:

•               traditional bandwidth services — high-speed point-to-point domestic and international digital leased line services;

•               broadband/packet-based/Internet-based services — frame relay, asynchronous transfer mode or ATM, Internet protocol-virtual private network or IP-VPN, DSL, Internet gateway, and wholesale digital signal level 3 or DS3; and

•               other packet-based switching services — Datapac and integrated services digital network, or ISDN.

The foregoing services are used for the following:

•               domestic and international communication;

•               broadband data transmission services that transmit data over a range of frequencies and/or bandwidth into several narrower bands;

•               Internet exchange services that provide Internet service providers, or ISPs, with a primary connection to the global Internet to exchange local traffic generated within the Philippines;

•               private networking services that use the public Internet as a backbone for private interconnection between different locations;

•               switch-based services, provided through a fixed bandwidth transmission facility, that allow establishment of a dedicated connection for the duration of a call; and

•               international packet-based services, provided through bilateral arrangements and global alliances, that integrate voice, video and data transmission.

Traditional bandwidth services accounted for 50% of the total revenues from PLDT’s data and other network services in 2003, broadband/IP-based services accounted for 44%, and other services accounted for the remaining 6%, compared to 57%, 38% and 5%, respectively, in 2002. These percentage changes indicate a continuing shift in data and other network revenues from traditional bandwidth services to broadband/IP-based services. We expect this trend to continue given the growing demand for broadband transmission of voice, data and video due to the continued growth of the Internet, e-commerce and other online services.

PLDT offers two residential Internet service packages targeting separate markets: PLDT Vibe for light to medium Internet users and DSL broadband for heavy Internet users. As of December 31, 2003, the number of PLDT’s fixed line subscribers that signed up for PLDT Vibe was 206,979, of which 129,447 were postpaid and 77,532 were prepaid subscribers, compared to 76,014 as of December 31, 2002, of which 60,878 were postpaid and 15,136 were prepaid subscribers, while the number of DSL subscribers reached 23,884 and 10,896 as of December 31, 2003 and 2002, respectively.

In March 2003, PLDT launched a number of data services, namely: Continuum, iView and Encompass, all under the Brains umbrella. Brains Continuum provides customers the ability to recover from service interruptions and offers network diversity, facility and hosting services in partnership with ePLDT. Brains iView enables customers to monitor the performance of their network, track bandwidth utilization patterns and identify the source of network problems. Brains Encompass provides a broad range of services for the customers’ managed networking needs, be it a wide area network or local area network.

In April 2003, PLDT introduced Resort Solutions, a network service that provides communication links between the head office and the remote offices of vacation resorts. It enables resort offices to access the information vital to the business and to do transactions such as real-time updating of room bookings, real-time checking of room inventory or even real-time audit of resort profitability via IP-VPN or Internet access.

In May 2003, Shops.work was fully launched, a network service that allows the electronic linking of retail stores providing, among other features, sales and inventory reports, up-to-date and real-time monitoring of sales and inventory, and on-line access to head offices.

In June 2003, Embed was introduced to the market through a soft launch. The service is a wholesale banking solution that enables a bank partner to build a community among its clients in a business to business or business to consumer arrangement through the use of IP-VPN network solution.

In September 2003, High Bandwidth Optical Services, or HBOS was launched, a dedicated high-speed point-to-point optical access solution that enables data mirroring, storage area network, or SAN, and local area network, or LAN, interconnectivity within the Metro. HBOS offers an option for a virtually ready alternative data center.

Miscellaneous

Miscellaneous revenues are derived mostly from directory advertising and facilities rental. In 2003, these revenues decreased by Php216 million, or 38%, to Php347 million from Php563 million in 2002, and accounted for approximately 1% of our total fixed line revenues in each of these comparable periods.

Wireless

Our wireless business segment offers cellular services as well as satellite, VSAT, and other services.

The following table summarizes our consolidated operating revenues from our wireless business for the years ended December 31, 2003 and 2002 by service segment:

	Years Ended December 31,
					Increase (Decrease)
	2003	%	2002	%	Amount	%
(in millions)
Wireless services:
Cellular	Php49,876	99	Php33,021	98	Php16,855	51
Satellite, VSAT and others	507	1	682	2	(175)	(26)
Total	Php50,383	100	Php33,703	100	Php16,680	49

Our wireless service revenues increased significantly by Php16,680 million, or 49%, to Php50,383 million in 2003 from Php33,703 million in 2002 mainly as a result of the continued strong growth in revenues generated from Smart’s cellular service. Accordingly, as a percentage of our consolidated operating revenues, wireless service revenues increased to 52% in 2003 from 42% in 2002.

Cellular Service

Our cellular service revenues consist of:

•               revenues derived from actual usage of the network by prepaid subscribers and any unused peso value of expired prepaid cards or electronic air time loads, net of discounts given to dealers;

•               monthly service fees from postpaid subscribers, including (1) charges for calls in excess of allocated free local calls, (2) toll charges for national and international long distance calls, (3) charges for text messages of our GSM service customers in excess of allotted free text messages and (4) charges for value-added services, net of related content provider costs;

•               revenues generated from incoming calls and messages to our subscribers, net of interconnection expenses; fees from reciprocal traffic from international correspondents; and revenues from inbound international roaming calls for the GSM service;

•               service fees charged to Pilipino Telephone Corporation, or Piltel, for using Smart's GSM network for Piltel's Talk 'N Text prepaid cellular service; and

•               other charges, including those for reconnection and migration.

Proceeds from the sale of handsets and SIM cards are not recorded as part of cellular service revenues. Gains on the sale of handsets are offset against selling and promotion expenses, while losses on the sale of handsets and SIM cards are included as part of selling and promotion expenses.

Our cellular service revenues in 2003 amounted to Php49,876 million, an increase of Php16,855 million, or 51%, from Php33,021 million in 2002. Cellular service revenues accounted for 51% of our consolidated operating revenues in 2003, compared to 41% in 2002. This increase was propelled by the 48% growth in Smart’s subscriber base, which increased by 3,254,426, or 48%, from 6,825,686 as of December 31, 2002 to 10,080,112 as of December 31, 2003. The strong subscriber growth offset the decline in blended monthly gross and net ARPU, which dropped by 9.3% and 3.2%, respectively.

Smart markets nationwide cellular communications services under the brand names Smart Buddy, Smart Gold and addict mobile. Smart Buddy is a prepaid service while Smart Gold and addict mobile are postpaid services, which are all provided through Smart's digital GSM network. Introduced in April 2003, addict mobile offers exclusive multimedia content to subscribers and features personalized means for Internet surfing, allowing subscribers to apply their allocated free credits towards their choice of data and value-added services.

The following table summarizes key measures of our cellular business as of and for the years ended December 31, 2003 and 2002:

	Years Ended December 31,
			Increase (Decrease)
	2003	2002	Amount	%
(in millions)
Cellular revenues	Php49,876	Php33,021	Php16,855	51

GSM	49,548	32,718	16,830	51

By component	44,402	29,650	14,752	50
Voice	26,201	17,443	8,758	50
Data	18,201	12,207	5,994	49

By service type	44,402	29,650	14,752	50
Prepaid	40,910	27,790	13,120	47
Postpaid	3,492	1,860	1,632	88

Others(1)	5,146	3,068	2,078	68

ETACS	–	52	(52)	(100)

Others(2)	328	251	77	31

	As of December 31,
			Increase (Decrease)
	2003	2002	Amount	%

GSM Cellular subscriber base	10,080,112	6,825,686	3,254,426	48
Prepaid	9,831,135	6,649,038	3,182,097	48
Postpaid	248,977	176,648	72,329	41

Systemwide subscriber base(3)	12,947,197	8,599,306	4,347,891	51

	Years Ended December 31,
			Increase (Decrease)
	2003	2002	Amount	%

Traffic volumes (in millions)
Calls (in minutes)	3,691	2,892	799	28
Domestic	2,576	1,946	630	32
International	1,115	946	169	18
Inbound	975	832	143	17
Outbound	140	114	26	23
Text messages – outbound	24,085	16,536	7,549	46

________________

(1)  Refers to other non-subscriber-related revenues, such as facility service fees from Smart’s revenue-sharing agreement with Piltel and inbound international roaming fees.

(2)  Refers to all other services consisting primarily of revenues from Smart Money Holdings Corporation, Public Calling Offices and SMARTalk payphones, and a small number of leased line contracts.

(3)  Includes Piltel’s Talk’N Text subscribers of 2,867,085 and 1,773,620 as of December 31, 2003 and 2002, respectively. Talk’N Text is a prepaid GSM service provided by Piltel using Smart’s GSM network under a revenue-sharing agreement.

Voice Services

Smart’s revenues from voice services, which include all voice traffic and value-added services such as voice mail and international roaming, increased by Php8,758 million, or 50%, to Php26,201 million in 2003 from Php17,443 million in 2002 mainly due to the increase in subscriber base, as well as the increase in inbound international long distance revenues.

Prior to January 2004, Smart’s prepaid subscribers were charged a rate of Php8.00 per minute for calls made during peak hours and Php4.00 per minute for calls made during off-peak hours regardless of whether the calls were made to subscribers within the Smart network or to other mobile operators’ networks. Beginning January 2004, Smart implemented all-day flat air time rates for calls made by its prepaid subscribers. Calls terminating to other Smart and Piltel’s Talk ‘N Text subscribers are charged Php6.50 per minute, while an all-day flat rate of Php7.50 per minute is charged for calls terminating to other cellular network subscribers as well as local and NDD calls. Air time rates for postpaid subscribers vary depending on type of postpaid plan selected by subscribers.

Data Services

Smart’s revenues from cellular data services, which include all text messaging-related services as well as value-added services, increased by Php5,994 million, or 49%, to Php18,201 million in 2003 from Php12,207 million in 2002. Cellular data services accounted for 37% of Smart's GSM cellular revenues in 2003 and 2002. Text messaging-related services contributed revenues of Php16,969 million in 2003, compared to Php11,632 million in 2002, and accounted for 93% and 95% of the total cellular data revenues for 2003 and 2002, respectively. The increase in revenues from text messaging-related services resulted mainly from a 46% increase in volume of text messages to 24,085 million outbound messages in 2003 from the 16,536 million outbound messages handled in 2002. Value-added services contributed revenues of Php1,232 million in 2003, increasing by Php657 million, or 114%, from Php575 million in 2002.

The following table shows the breakdown of Smart’s cellular data revenues for the years ended December 31, 2003 and 2002:

	December 31,
			Increase (Decrease)
(in millions)	2003	2002	Amount	%
Text messaging
Domestic	Php15,246	Php10,455	Php4,791	46
International	1,723	1,177	546	46
	16,969	11,632	5,337	46
Value-added services
Non-Zed(1)	Php532	Php299	Php233	78
Smart ZedTM	440	215	225	105
Mobile Banking, Roaming SMS, WAP, Smart Money	260	61	199	326
	1,232	575	657	114
Total	Php18,201	Php12,207	Php5,994	49

________________

(1) Value-added services developed by Smart on its own platform.

Facility Services

Smart’s revenues from GSM service in 2003 and 2002 included facility service fees totaling Php4,247 million and Php2,494 million, respectively, representing Smart’s 50% share from Piltel’s Talk ‘N Text revenues, net of interconnection fees. As of December 31, 2003, Piltel had 2,867,085 Talk ‘N Text subscribers compared to 1,773,620 subscribers as of December 31, 2002 using Smart’s GSM network pursuant to a facilities service agreement between Smart and Piltel. See Note 15 – Related Party Transactions to the accompanying financial statements for a description of this agreement.

Subscriber Base, ARPU and Churn Rates

Of Smart’s 10,080,112 GSM subscribers as of December 31, 2003, prepaid subscribers accounted for approximately 98% while postpaid subscribers accounted for the remaining 2%. Smart's prepaid GSM subscriber base grew by 48% to 9,831,135 as of December 31, 2003 from 6,649,038 as of December 31, 2002, whereas Smart's postpaid GSM subscriber base increased by 41% to 248,977 as of December 31, 2003 from 176,648 as of December 31, 2002. Smart’s prepaid and postpaid net subscriber activations totaled 3,182,097 and 72,329, respectively, in 2003, or a monthly average addition of 265,175 prepaid and 6,027 postpaid subscribers.

Revenues attributable to Smart’s prepaid service amounted to Php40,910 million in 2003, a 47% increase over the Php27,790 million earned in 2002. Net prepaid revenues in 2003 accounted for 92% of GSM voice and data revenues, compared to 94% in 2002. Revenues attributable to Smart’s postpaid service amounted to Php3,492 million in 2003, a 88% increase over the Php1,860 million earned in 2002. Net postpaid revenues in 2003 accounted for 8% of GSM voice and data revenues, compared to 6% in 2002.

The following table summarizes Smart's usage-based monthly ARPUs for 2003 and 2002:

	Years Ended December 31,
	Gross		Increase (Decrease)		Net		Increase (Decrease)
	2003	2002	Amount	%	2003	2002	Amount	%
GSM
Prepaid	Php521	Php585	Php(64)	(11)	Php425	Php446	Php(21)	(5)
Postpaid	1,756	1,999	(243)	(12)	1,331	1,439	(108)	(8)
Blended	554	611	(57)	(9)	449	464	(15)	(3)

ARPU is computed for each month by dividing the revenues for the relevant services for the month by the average of the number of subscribers at the beginning and at the end of the month. Gross monthly ARPU is computed by dividing the revenues for the relevant services, gross of dealer discounts and allocated content-provided costs, including interconnection income but excluding inbound roaming revenues, by the average number of subscribers. Net monthly ARPU, on the other hand, is calculated based on revenues net of dealer discounts and allocated content-provided costs and interconnection income net of interconnection expense. ARPU for any period of more than one month is calculated as the simple average of the monthly ARPUs in that period.

Smart’s prepaid service revenues consist mainly of charges for subscribers' actual usage of their prepaid cards. Gross monthly ARPU for Smart’s prepaid GSM service in 2003 was Php521, compared to Php585 in 2002. The decline was attributable mainly to decreases of Php22 and Php18 in the average outbound and inbound local voice revenue per subscriber, respectively, and a Php16 decrease in the average data revenue per subscriber in 2003. On a net basis, ARPU in 2003 decreased by 5% to Php425 from Php446 in 2002. The lower rate of decrease in net ARPU compared to the decrease in gross ARPU resulted from lower average interconnection expense per subscriber due to an increasing percentage of Smart-to-Smart traffic to total voice traffic, to 61% in 2003 from 55% in 2002, as well as lower dealer discounts on Smart Load. Smart expects its prepaid ARPUs to continue to decline now that lower-denomination reloads are available and as it continues its expansion into the lower end of the market.

Monthly ARPU for Smart’s postpaid GSM service is calculated in a manner similar to that of prepaid service, except that the revenues consist mainly of monthly service fees and charges on usage in excess of the monthly service fees. Further, monthly postpaid ARPUs are now calculated to exclude pre-termination fees with restatement, for comparative purposes, effective from the second half of 2002 onwards. Until April 2003, pre-termination fees had been reported as part of usage revenues and included in the calculation of postpaid ARPUs. ARPU is a measure associated with a subscribers’ actual usage of the network on which pre-termination fees would have had no effect. Pre-termination fees are one-time fees charged to subscribers who terminate their postpaid service prior to the end of their respective “lock-in” periods. These “lock-in” periods are imposed in cases where a free or discounted handset has been provided to a subscriber as part of a postpaid plan which normally last for 24 months. As of December 31, 2003, 94% of Smart’s postpaid subscribers have “locked-in” contracts. This change in ARPU calculation had no material effect on our net income as reported in 2003 and in 2002. Beginning the second quarter of 2003, pre-termination fees were included, upon collection, under “Others” of “GSM Revenues” and are therefore no longer included for the purpose of calculating ARPUs.

Gross monthly ARPU for postpaid GSM subscribers in 2003 was Php1,756, compared to Php1,999 in 2002. On a net basis, postpaid ARPU decreased by 8% to Php1,331 in 2003 from Php1,439 in 2002. Smart's GSM monthly gross blended ARPU was Php554 in 2003, compared to Php611 in 2002. Blended net monthly ARPU decreased by 3% to Php449 in 2003 from Php464 in 2002.

Smart's 50% share of Piltel's revenues from Talk ‘N Text under a revenue-sharing agreement between Smart and Piltel is not included in the computations of Smart's ARPUs.

Churn, or the rate at which existing subscribers have their service canceled in a given period, is computed based on total disconnections in the period, net of reconnections in the case of postpaid subscribers, divided by the average of the number of subscribers at the beginning and the end of a month, all divided by the number of months in the same period.

A prepaid cellular subscriber is recognized as an active subscriber when that subscriber activates and uses the SIM card in the handset, which already contains Php100 worth of pre-stored air time. Subscribers can then reload by purchasing prepaid call-and-text cards that are sold in denominations of Php300, Php500 and Php1,000 or, by purchasing additional air time “over the air” via Smart Load in smaller denominations of Php30, Php60, Php115 and Php200, by receiving loads of Php2, Php5, Php10 and Php15 via Pasa Load (for prepaid subscribers only) or through their handsets using Smart Money. Reloads have validity periods ranging from one day to two months, depending on the amount reloaded. A prepaid GSM account is disconnected if the subscriber does not reload within four months after the full usage or expiry of the last reload. As a result, a subscriber would not be included in our churn rate calculation for up to 121 days to six months after the subscriber may have stopped using the service to make calls or send messages (although the subscriber may continue to receive calls and messages). These effects may cause our calculated churn rate for a period to be lower than the actual rate at which subscribers are ceasing to use Smart's services, and may contribute to more rapid growth in calculated churn following periods of rapid subscriber growth.

For Smart's prepaid GSM subscribers, the average monthly churn rate for 2003 was 2.9%, compared to 3.2% in 2002. In line with the various churn management initiatives implemented to address increased churn rates, Smart launched PureTxt 100 in August 2002. PureTxt 100 was originally a text-only card with a denomination of Php100 intended for Smart Buddy subscribers. In May 2003, Smart introduced Smart Load, an “over-the-air” electronic loading facility designed to make reloading of air time credits more convenient for, and accessible to consumers. These “over-the-air” reloads, which have both voice and text functions, are packaged in smaller denominations of Php30, Php60, Php115 and Php200, but have shorter validity periods of three days, six days, 12 days and 30 days, respectively. Starting with just 50,000 outlets when it was launched, Smart Load’s distribution network now encompasses over 400,000 retail agents, approximately 80% of which are micro businesses. As of December 31, 2003, 77% of Smart Buddy subscribers were using Smart Load as their reloading mechanism with daily transactions in December averaging 2.3 million. In the period since its launch, Smart Load has accounted for approximately 45% of sales derived from reloads.

On December 24, 2003, Smart introduced Pasa Load (the term “pasa” means “transfer” in the vernacular), a derivative service of Smart Load that allows for Php10 load transfers to other Smart Buddy and Piltel Talk ‘N Text subscribers. On January 25, 2004, denominations of Php2, Php5 and Php15 were added to the Pasa Load menu. All Pasa Load denominations have a one-day expiry period. Like PureTxt 100, we believe that Smart Load and Pasa Load will encourage subscribers to stay within our cellular network instead of churning and re-subscribing at a later time. As a result of the launch of Smart Load, we have ceased the production and sale of PureTxt 100 cards.

The average monthly churn rate for Smart's postpaid GSM subscribers for 2003 was 3.0%, compared to 2.3% in 2002. Smart's policy is to redirect outgoing calls to an interactive voice response system if the postpaid subscriber's account is either 45 days overdue or the subscriber has exceeded the prescribed credit limit. If the subscriber does not make a payment within 44 days of redirection, the account is disconnected. Within this 44-day period, a series of collection activities are implemented, involving the sending of a collection letter, call-out reminders and collection messages via text messaging.

Satellite, VSAT and Other Services

Our revenues from satellite, VSAT and other services consist mainly of rentals received for the lease of Mabuhay Satellite's transponders and Telesat's VSAT facilities to other companies and charges for ACeS Philippines’ satellite phone service. Total revenues from these services for 2003 amounted to Php507 million, a decrease of Php175 million, or 26%, from Php682 million for 2002.

Information and Communications Technology

Our information and communications technology business is conducted by ePLDT, a wholly-owned subsidiary of PLDT. ePLDT's principal business is its operation of an Internet data center under the brand name Vitroä. Granted pioneer status as an Internet data center by the Philippine Board of Investments, Vitroä provides co-location services, server hosting, hardware and software maintenance services, website development and maintenance services, webcasting and webhosting, shared applications, data disaster recovery and business continuity services, intrusion detection, and security services such as firewall and managed firewall.

ePLDT owns 99.6% of Infocom, one of the country’s leading internet service providers. Infocom offers consumer prepaid and postpaid internet access, corporate leased lines, dedicated dial-up, multi-user dial-up, broadband internet access thru DSL or NOW Cable Internet; Web consulting, development and hosting.

ePLDT is also engaged in the call center business through the following wholly-owned subsidiaries:

•               Vocativ Systems, Inc., or Vocativ, which owns and operates a 722-seat call center facility with 883 customer service representatives, or CSRs, exclusively for clients of a global provider of customer relationship management services. Vocativ commenced commercial operations in April 2002; and

•               Parlance Systems, Inc., or Parlance, which owns and operates a 522-seat call center facility with 619 CSRs, exclusively for one of the largest direct-to-home satellite service providers in the United States for customer support and billing requirements. Parlance commenced commercial operations in June 2002.

ePLDT sold its entire 51% interest in Contact World, a call center facility capable of accommodating 200 seats, on June 30, 2003 and assigned its receivables from the same to Service Zone Inc., a U.S.-based call center operator, for a total consideration of US$700,000.

ePLDT has also invested in a number of other e-commerce and Internet-related businesses, as described in Note 9 – Investments to the accompanying financial statements.

In 2003, our information and communications technology business generated total revenues of Php1,509 million, an increase of Php561 million, or 59%, from the Php948 million in 2002. These revenues accounted for 1% of our consolidated operating revenues for 2003 and 2002. ePLDT’s call center business contributed revenues of Php927 million; Infocom contributed revenues of Php380 million and Vitroä contributed revenues of Php202 million, representing 62%, 25% and 13%, respectively, of the total revenues from our information and communications technology business in 2003, compared to 32%, 37% and 31% in 2002. Going forward, we expect revenues from our call center business to continue to contribute significantly to our information and communications technology revenues with the growing demand for call center services.

Consolidated Operating Expenses

Our consolidated operating expenses in 2003 increased by Php8,157 million, or 14%, to Php67,655 million from Php59,498 million in 2002. The increase was primarily due to higher non-cash expenses, mainly depreciation and amortization and higher cash expenses, mainly compensation and benefits, maintenance and selling and promotions mostly associated with our wireless business. As a percentage of our consolidated operating revenues, however, consolidated operating expenses decreased to 69% in 2003 from 74% in 2002.

Fixed Line

Consolidated operating expenses related to our fixed line business in 2003 totaled Php33,188 million, an increase of Php1,278 million, or 4%, compared to Php31,910 million in 2002. The increase was primarily due to higher non-cash expenses, mainly provision for doubtful accounts and inventory obsolescence. As a percentage of our total fixed line operating revenues, fixed line-related operating expenses increased to 72% in 2003 as compared to 70% in 2002.

The following table shows the breakdown of our total consolidated fixed line-related operating expenses for the years ended December 31, 2003 and 2002 and the percentage of each expense item to the total:

	Years Ended December 31,
					Increase (Decrease)
	2003	%	2002	%	Amount	%
(in millions)
Fixed line services:
Depreciation and amortization(1)	Php13,261	40	Php13,133	41	Php128	1
Compensation and benefits	7,089	21	7,135	22	(46)	(1)
Provision for doubtful accounts	3,926	12	3,556	11	370	10
Maintenance	2,856	9	2,849	9	7	–
Selling and promotions	1,353	4	1,292	4	61	5
Rent	1,104	3	905	3	199	22
Professional and other service fees	1,057	3	1,017	3	40	4
Insurance and security services	754	2	643	2	111	17
Taxes and licenses	590	2	508	2	82	16
Provision for inventory obsolescence	239	1	–	–	239	100
Other operating costs	959	3	872	3	87	10
Total	Php33,188	100	Php31,910	100	Php1,278	4

____________

(1) Includes depreciation of capitalized foreign exchange losses from the revaluation of net dollar liabilities of Php4,329 million in 2003 and Php4,140 million in 2002.

Depreciation and amortization charges increased by Php128 million, or 1%, to Php13,261 million mainly due to an increase in depreciation of capitalized foreign exchange losses from the revaluation of our net dollar liabilities, which were incurred in acquiring various telecommunications equipment partially offset by a net decrease in depreciation of our regular asset base primarily resulting from asset disposals.

Compensation and benefits decreased by Php46 million, or approximately 1%, to Php7,089 million mainly due to a reduction in headcount due to PLDT’s manpower reduction program, partially offset by collective bargaining agreement-related increases in salaries and benefits of PLDT employees. See Note 17 – Other Income (Expenses) – Net to the accompanying financial statements for further discussion on PLDT’s manpower reduction program.

Provision for doubtful accounts increased by Php370 million, or 10% to Php3,926 million on account of higher provisions by PLDT for anticipated uncollectible accounts from various specifically identified domestic telecommunications carriers in 2003. PLDT’s provision for doubtful accounts in 2003 and 2002 was equivalent to 8% and 7%, respectively, of its operating revenues.

Maintenance expenses increased by Php7 million to Php2,856 million primarily due to higher maintenance costs of inside plant facility, computer and peripherals and submarine cable in 2003 as compared to 2002, partially offset by lower maintenance costs on outside plant facilities.

Selling and promotion expenses increased by Php61 million, or 5%, to Php1,353 million mainly as a result of PLDT’s promotional activities in relation to the launch of Hype, DSL and other Premium Phone Services, partially offset by reduced corporate public relations expenses.

Rent expenses increased by Php199 million, or 22%, to Php1,104 million mainly due to higher rentals paid by PLDT to suppliers of customer premises equipment as part of its bundled services to corporate customers partially offset by reduced number of leased transponders.

Professional and other service fees increased by Php40 million, or 4%, to Php1,057 million as a result of higher collection agency fees on account of higher collection of final accounts and payment of higher legal fees in 2003 for various services, partially offset by lower advisory fees due to a decrease in number of consultants in line with PLDT’s cost management efforts.

Insurance and security services increased by Php111 million, or 17%, to Php754 million primarily due to higher premiums on all risks insurance for properties, and directors’ and officers’ liability insurance for 2003 as compared to 2002.

Taxes and licenses increased by Php82 million, or 16%, to Php590 million mainly on account of higher business-related taxes paid in 2003 as compared to 2002.

Provision for inventory obsolescence amounting to Php239 million pertains to maintenance-related inventory items which were specifically identified as slow and non-moving stocks in 2003. There was no provision for inventory obsolescence in 2002.

Other operating costs increased by Php87 million, or 10%, to Php959 million mainly due to higher office supplies consumption and printing costs partially offset by lower contracted employee cost.

Wireless

Consolidated operating expenses associated with our wireless business in 2003 amounted to Php32,822 million, an increase of Php6,832 million, or 26%, from Php25,990 million in 2002. A significant portion of this increase was attributable to Smart’s non-cash charges mainly depreciation and amortization coupled with an increase in cash charges mainly compensation and benefits, maintenance, and selling and promotions. As a percentage of our wireless operating revenues, operating expenses associated with our wireless business decreased to 65% in 2003 from 77% in 2002.

The following table summarizes our consolidated wireless-related operating expenses for the years ended December 31, 2003 and 2002 and the percentage of each expense item to the total:

	Years Ended December 31,
					Increase (Decrerase)
	2003	%	2002	%	Amount	%
(in millions)
Wireless services
Depreciation and amortization(1)	Php14,899	45	Php10,644	41	4,255	40
Selling and promotions	7,455	23	6,711	26	744	11
Compensation and benefits	3,794	12	2,709	10	1,085	40
Rent	1,854	6	1,756	7	98	6
Maintenance	1,825	6	1,039	4	786	76
Professional and other service fees	764	2	563	2	201	36
Insurance and security services	742	2	584	2	158	27
Taxes and licenses	510	1	342	1	168	49
Provision for inventory obsolescence	90	–	390	2	(300)	(77)
Provision for doubtful accounts	52	–	423	2	(371)	(88)
Other operating costs	837	3	829	3	8	1
Total	Php32,822	100	Php25,990	100	6,832	26

__________

(1) Includes depreciation of capitalized foreign exchange losses from the revaluation of net dollar liabilities of Php1,881 million in 2003 and Php1,855 million in 2002.

Depreciation and amortization charges increased by Php4,255 million, or 40%, to Php14,899 million substantially due to an increase in the depreciable asset base, a change in the estimated useful life of certain of Smart’s network assets owing to continuing network expansion and upgrade, and an increase in depreciation charges of capitalized foreign exchange losses from revaluation of net dollar liabilities.

Selling and promotion expenses increased by Php744 million, or 11%, to Php7,455 million mainly due to a 66% increase in Smart’s prepaid phone kit/SIM pack sales in 2003, higher product subsidies for postpaid subscribers and an increase in advertising and promotion expense on account of the launching of new services such as addict mobile, Smart Load and Pasa Load. Smart’s average subscriber acquisition cost, or SAC, for prepaid subscribers in 2003 was Php682, a decrease of 40% from Php1,139 in 2002. Commissions to dealers accounted for the highest percentage of prepaid SAC at 41% and 78% in 2003 and 2002, respectively. On the other hand, postpaid SAC in 2003 was Php15,074, an increase of 102% from Php7,460 in 2002. Handset subsidies accounted for 76% and 77% of postpaid SAC in 2003 and 2002, respectively. Blended SAC declined by 26%, to Php1,020 in 2003 from Php1,373 in 2002. Effective August 1, 2002, Smart changed its mode of payment for dealer commissions from prepaid air time cards to cash and reduced the maximum commission paid from a range of Php1,000-Php1,300 (depending on the volume purchased) to Php800 per prepaid phone kit sold. An additional 1% rebate is given on cash purchases of the prepaid phone kits. A Php50 commission is paid for each SIM pack sold.

Compensation and benefits increased by Php1,085 million, or 40%, to Php3,794 million primarily due to increased salaries, benefits and performance bonuses of Smart’s employees. In addition, Smart accrued for an additional share under the enhanced employee retirement fund approved by Smart’s Board of Directors in October 2003. Smart's employee headcount increased from 5,330 as of December 31, 2002 to 5,408 as of December 31, 2003.

Rent expenses increased by Php98 million, or 6%, to Php1,854 million on account of higher site rental cost incurred by Smart for its growing number of cell sites and base stations, in line with its network expansion and increased operational requirements for circuit facilities, coupled with higher office space rentals for the increased number of wireless centers and space requirements for increased personnel. As of December 31, 2003, Smart had 2,914 GSM cell sites and 3,904 base stations, compared with 2,110 GSM cell sites and 2,777 base stations as of December 31, 2002.

Maintenance expenses increased by Php786 million, or 76%, to Php1,825 million mainly due to higher site utility, repairs and other maintenance-related expenses associated with the expansion and upgrade of Smart’s cellular network equipment; increased office and telecenter utilities expenses; and increased computer hardware and software license expense.

Professional and other service fees increased by Php201 million, or 36%, to Php764 million mainly as a result of increased legal, audit and bill collection service fees.

Insurance and security services increased by Php158 million, or 27% to Php742 million mainly due to the growth in the number of Smart’s cell sites and the increase in the cost of equipment insured as a result of the continued growth and expansion of its GSM network.

Taxes and licenses increased by Php168 million, or 49%, to Php510 million mainly due to an increase in Smart’s business-related taxes, NTC supervision and regulation fees and disallowed input taxes.

Provision for inventory obsolescence decreased by Php300 million, or 77%, to Php90 million since the majority of the specifically identified slow and non-moving handsets were fully provided for in 2002.

Provision for doubtful accounts decreased by Php371 million, or 88%, to Php52 million mainly due to specifically identified subscriber and carrier accounts which were provided for in 2002.

Other operating costs increased by Php8 million, or 1%, to Php837 million mainly due to increases in Smart’s various business and operational-related expenses such as facility usage fees, training, travel, supplies, printing, and communication expenses.

Information and Communications Technology

Consolidated operating expenses associated with our information and communications technology business in 2003 totaled Php1,645 million, an increase of Php47 million, or 3%, from Php1,598 million in 2002. The increase was principally due to the full commercial operations of ePLDT and its newly formed subsidiaries. As a percentage of our information and communications technology operating revenues, operating expenses related to our information and communications technology business decreased to 109% in 2003 from 169% in 2002. The three largest expense items related to our information and communications technology business in 2003 were compensation and benefits, depreciation and amortization, and rent, representing 32%, 19% and 10%, respectively, of our total operating expenses related to this business. In 2002, the three largest expense items related to our information and communications technology business were depreciation and amortization, compensation and benefits, and rent, representing 26%, 22% and 17%, respectively, of related total operating expenses.

Net Operating Income

Our consolidated net operating income in 2003 was Php30,068 million, an increase of Php9,396 million, or 45%, from Php20,672 million in 2002. Accordingly, our consolidated operating margin (net operating income as a percentage of operating revenues) improved to 31% in 2003 from 26% in 2002.

Fixed Line

In 2003, our fixed line business segment contributed a net operating income of Php12,643 million, lower by Php966 million, or 7%, than Php13,609 million in 2002 as the 1% growth of our fixed line operating revenues was insufficient to cover the 4% increase in our fixed line-related expenses. PLDT’s net operating income contribution to this business segment in 2003 was Php12,489 million, a decrease of Php443 million, or 3%, compared to Php12,932 million in 2002.

Wireless

Our wireless business segment recorded an operating income of Php17,561 million in 2003, an increase of Php9,848 million, or 128%, over Php7,713 million registered in 2002. This significant improvement was due to a substantial increase of Php9,419 million in Smart's operating income contribution in 2003 which reached Php17,514 million from Php8,095 million in 2002 due primarily to the growth in Smart’s subscriber base.

Information and Communications Technology

In 2003, our information and communications technology business segment incurred an operating loss of Php136 million, a decrease of Php514 million, or 79%, from the Php650 million operating loss posted in 2002. These operating losses reflect the start-up nature of ePLDT’s businesses and those of its subsidiaries.

Interest Expense and Related Items - Net

Interest expense and related items – net decreased by Php1,239 million, or 10%, to Php11,425 million in 2003 from Php12,664 million in 2002 mainly due to the decrease in PLDT’s, Smart’s and Mabuhay Satellite’s interest expenses by Php798 million, Php416 million and Php62 million, respectively, due to lower debt balances and lower interest rates mainly on foreign currency-denominated loans bearing floating interest rates. These decreases were partially offset by a net increase of Php37 million in ePLDT’s interest expense resulting from an increase in its debt balances.

Equity Share in Net Losses (Income) of Investees Including Goodwill Amortization and Provision for Impairment in Value of Investments

Equity share in net losses (income) of investees including goodwill amortization and provision for impairment in value of investments decreased by Php2,506 million, or 60%, to Php1,672 million in 2003 from Php4,178 million in 2002 mainly due to the combined effects of (1) a provision for permanent decline in the value of PLDT’s investment in Piltel of Php4,110 million in 2002 and (2) impairment losses recognized in respect of ACeS Philippines’ investment in ACeS International Limited, or AIL, of Php1,614 million in 2003.

Interest Income

Interest income increased by Php275 million, or 118%, to Php509 million in 2003 from Php234 million in 2002 mainly attributable to an increase in our average cash balances.

Other Income (Expenses) – Net

In 2003, consolidated other expenses – net was Php5,963 million compared to a consolidated other income – net of Php488 million in 2002 due mainly to the combined effects of the following:

•         an increase in manpower reduction cost of Php1,580 million, or 488%, to Php1,904 million in 2003 from Php324 million in 2002. The increase primarily represents the costs of an enhanced separation package for 1,862 employees under PLDT’s manpower reduction program. The total cost of PLDT’s manpower reduction program of Php1,885 million in 2003 consisted of Php1,443 million of payments made over and above the normal separation benefits under the PLDT employees’ benefit plan and Php442 million loss on settlement; unrecognized past service costs which are normally amortized over the estimated remaining working lives of employees, in respect of employees who availed of the manpower reduction program are recognized as loss on settlement. See Note 17 – Other Income (Expenses) – Net to the accompanying financial statements for further discussion. The remaining balance in manpower reduction cost was attributable to SubicTel and ePLDT in the amount of Php14 million and Php5 million, respectively;

•         provision for unrealizable assets of Php1,408 million;

•         an increase in hedging cost of Php939 million (of which Php717 million was attributable to PLDT) as PLDT increased the hedged portion of its debt to 38% as of December 31, 2003 from 21% as of December 31, 2002 and an increase in Smart’s hedging cost of Php222 million in 2003; Smart did not have any hedging costs in 2002;

•         net gains aggregating Php906 million relating to certain financial instruments terminated in 2002;

•         impairment losses recognized in respect of certain equipment of ACeS Philippines related to the business of AIL amounting to Php974 million; and

•         impairment losses of Php387 million recognized by ePLDT in respect of certain equipment related to an investee company.

Income Before Income Tax and Minority Interest

Our income before income tax and minority interest in net income (losses) of consolidated subsidiaries in 2003 was Php11,517 million, representing an increase of Php6,965 million, or 153%, from Php4,552 million in 2002. On a non-consolidated basis, however, income before income tax and equity share in net income of our subsidiaries decreased by Php5,472 million, or 181%, to a loss of Php2,441 million in 2003 as against an income of Php3,031 million in 2002.

Our consolidated provision for income tax in 2003 decreased by 85%, to Php242 million in 2003 from Php1,592 million in 2002. On a non-consolidated basis, our tax benefit was Php587 million in 2003 as against a provision of Php854 million in 2002. These are reflective of PLDT’s tax loss position for 2003 owing to foreign exchange losses realized during the year from the repayment and refinancing of debt.

In 2003, our effective corporate tax rates were lower than the 32% statutory corporate tax rate due to differences between our consolidated and non-consolidated income as shown in our financial statements and our taxable income. These differences arose from the following:

•               the effect of a three-year income tax holiday granted to Smart by the Philippine Board of Investments in connection with the pioneer status it awarded to Smart's GSM network expansion project;

•               income already subjected to final tax; and

•               equity in net income of our associates, which has already been subjected to tax and therefore, as income to PLDT, is no longer subject to income tax.

Smart's three-year income tax holiday, which will expire in May 2004, applies to the incremental income generated from its GSM network expansion. The income tax holiday is computed by applying the exemption rate against the income tax due on GSM operations. The exemption rate is computed by dividing the incremental GSM revenues by eligible GSM revenues (both gross of interconnection revenues) where the incremental GSM revenues are derived by deducting the BOI-prescribed base figure (Smart’s gross GSM revenue in 2000) from the total GSM revenues. After adjusting for non-deductible items and unrealized and realized foreign exchange losses, Smart’s net taxable income is multiplied by the statutory corporate income tax rate of 32% and the exemption rate. The resulting figure is the income tax holiday that will be deducted from the income tax due on GSM revenues with the difference being the income tax due for the period. We expect our consolidated effective tax rate to increase following the expiration of Smart’s tax holiday.

Net Income

As a result of the factors discussed above and after taking into account our equity in net income of investees amounting to Php13,036 million, our consolidated net income for 2003 was Php11,182 million, representing an increase of Php8,179 million, or 272%, over our restated consolidated net income of Php3,003 million in 2002. This increase was largely due to Smart’s net income contribution of Php16,123 million for 2003, a significant improvement of 161% over its net income contribution in 2002, partially offset by non-recurring provisions, net of tax aggregating Php4,258 million and manpower reduction cost of Php1,436 million in 2003.

PLDT's net loss in 2003, before taking into account its equity share in net income of investees, was Php1,854 million as against an income of Php2,177 million in 2002. This was attributable to the after-tax effects of the following: (1) increase in manpower reduction cost of Php1,203 million, (2) non-recurring charges of Php1,236 million, (3) increase in hedging cost of Php488 million as PLDT increased the hedged portion of its debt to 38% in 2003 from 21% in 2002 and (4) net gains of Php616 million relating to certain financial instruments terminated in 2002.

Smart’s net income in 2003 was Php16,123 million, a 161% increase over its net income of Php6,166 million in 2002, on account of the sustained growth of its cellular operations.

ACeS Philippines registered a net loss of Php2,818 million in 2003, compared to a net loss of Php300 million in 2002 largely due to impairment charges in respect of its investment in AIL of Php1,614 million and of certain equipment related to the business of AIL of Php974 million.

Basic and diluted earnings per share, or EPS, of common stock increased to Php55.74 and Php53.73, respectively, in 2003 from basic and diluted EPS of Php8.03 in 2002 , after giving retroactive effect to common stock equivalents. See Note 19 – Earnings Per Common Share to the accompanying financial statements for further discussion.

Liquidity and Capital Resources

The following table shows our consolidated and non-consolidated cash flows for the years ended December 31, 2003 and 2002 as well as consolidated and non-consolidated capitalization and other selected financial data as of December 31, 2003 and 2002:

	Consolidated		Non-Consolidated
	Years Ended December 31,		Years Ended December 31,
	2003	2002(2)	2003	2002
(in millions)
Cash Flows
Net cash provided by operating activities	Php56,006	Php52,945	Php24,874	Php28,085
Net cash used in investing activities	19,508	16,810	919	3,953
Capital expenditures	17,784	15,557	6,100	6,932
Net cash used in financing activities	28,083	29,479	22,894	22,405

	Consolidated		Non-Consolidated
	As of December 31,		As of December 31,
	2003	2002(2)	2003	2002
(in millions)
Capitalization
Notes payable	Php2,133	Php760	Php1,933	Php720
Current portion of long-term debt	23,742	19,176	15,850	11,962
Long-term debt - net of current portion	133,939	148,587	116,392	127,362
Total debt	Php159,814	Php168,523	Php134,175	Php140,044
Stockholders’ equity	94,145	88,087	94,145	88,087
	Php253,959	Php256,610	Php228,320	Php228,131

Other Financial Data
Cash and cash equivalents	Php19,263	Php10,876	Php5,278	Php4,165
Property, plant and equipment - net	244,345	251,912	188,069	190,722
Total assets	301,915	303,286	264,898	262,415
Net debt (1)	140,551	157,647	128,897	135,879

_______________

_

(1) Total debt less cash and cash equivalents.

(2) As restated to reflect the change in accounting policy on preoperating expenses, as described in Note 3 – Accounting Changes to the accompanying financial statements.

Since 2002, PLDT has pursued a number of liability management initiatives with the objectives of further improving the balance between its cash flows and debt service requirements and reducing its overall indebtedness.

Through these initiatives, PLDT was able to successfully raise the necessary external financing to fund its operating, investing and debt service requirements for 2002. On January 25, 2002, PLDT signed two loan agreements with Kreditanstalt fur Wiederaufbau, or KfW, which provided PLDT with a refinancing facility of US$149 million. On May 2, 2002, PLDT completed a global offering of notes in the aggregate amount of US$350 million with a simultaneous tender offer for its 8.5% Notes due 2003 and 10.625% Notes due 2004, which closed on May 15, 2002. On July 26, 2002, PLDT signed a loan agreement with Japan Bank for International Cooperation, or JBIC, for a JP¥9,760 million credit facility under JBIC’s Overseas Investment Loan, or OIL, Program. On September 4, 2002, PLDT signed a US$145 million syndicated multicurrency term loan facility, the first tranche of which was drawn on June 18, 2003 to refinance a portion of a Japanese yen syndicated term loan which matured on the same date, and the second tranche was drawn on December 22, 2003 to refinance a portion of a U.S. dollar term loan which fell due on the same date.

As of December 31, 2003, non-consolidated cash and cash equivalents amounted to Php5,278 million, while our consolidated cash and cash equivalents totaled Php19,263 million. Principal sources of consolidated cash and cash equivalents in 2003 were cash flows from operations amounting to Php56,006 million, drawings from short and long-term credit facilities aggregating Php18,496 million, and net equity funds raised through PLDT's subscriber investment plan totaling Php96 million. These funds were used principally for capital outlays of Php17,784 million, including capitalized interest of Php887 million; debt principal payments of Php31,017 million; and interest payments of Php11,659 million charged to operations.

Operating Activities

On a consolidated basis, net cash flows from operating activities in 2003 increased by Php3,061 million, or 6%, to Php56,006 million from Php52,945 million in 2002.

A growing portion of our consolidated cash flow is generated by our wireless business, which accounted for 52% of our consolidated operating revenues in 2003, compared to 42% in 2002. Revenues from our local exchange and national long distance services accounted for 21% and 7%, respectively, of our consolidated operating revenues in 2003, down from 26% and 10%, respectively, in 2002. Our international long distance service accounted for 13% of our consolidated operating revenues in 2003 and 2002, while data and other network services accounted for 6% and 7% of our consolidated operating revenues in 2003 and 2002, respectively.

PLDT's contribution to our consolidated cash flows from operations in 2003 was Php24,874 million, representing a decrease of Php3,211 million, or 11%, from Php28,085 million in 2002. The decrease was due to a higher level of cash operating and other expenses, including the cost for the manpower reduction program during 2003, compared to 2002.

Our subsidiaries, particularly Smart, made significant contributions to our cash from operations. In 2003, Smart generated cash from operations of Php29,727 million, or 53% of our consolidated cash flows from operations. Smart’s strong cash flows reflect the continuing strong performance of its cellular business. However, Smart is subject to loan covenants that restrict its ability to pay dividends, redeem preferred shares, make distributions to PLDT or otherwise provide funds to PLDT or any associate without the consent of its lenders. After receiving approvals from Finnvera and certain lenders for the payment of dividends to PLDT in an amount not to exceed 40% of Smart’s net income in 2001, Smart made its first dividend payment of Php1,540 million to PLDT in December 2002. In June 2003, Smart paid dividends in the amount of Php4,300 million to PLDT, representing 70% of Smart’s 2002 net income, and in November 2003, Smart paid additional dividends in the amount of Php1,866 million to PLDT equivalent to the remaining 30% of its 2002 net income, Smart will be required to obtain further waivers from Finnvera and certain lenders to pay additional dividends in future periods. We cannot assure you that Smart will be able to obtain such waivers in the future, or what amount, if any, Smart would be permitted or financially able to distribute. We expect that we will have difficulty meeting our debt payment obligations if we do not continue to receive cash dividends from Smart.

As of December 31, 2003, related party liabilities included (1) PLDT’s payables to Smart amounting to Php3,450 million, representing interconnection fees; (2) Smart’s liabilities to Piltel totaling Php2,199 million, relating mostly to prepaid air time reloads for Talk ‘N Text subscribers through Smart Load, and (3) Piltel’s liabilities to PLDT amounting to Php985 million, representing interconnection charges. See “Related Party Transactions” in this report and Note 15 – Related Party Transactions to the accompanying financial statements for further discussion.

Investing Activities

On a consolidated basis, net cash used in investing activities in 2003 of Php19,508 million was higher by Php2,698 million, or 16%, compared to Php16,810 million in 2002. This increase was primarily the result of higher aggregate capital spending. On a non-consolidated basis, net cash used in investing activities was Php919 million in 2003 compared to Php3,953 million in 2002 largely due to dividends received from Smart.

Our consolidated capital expenditures in 2003 totaled Php17,784 million, an increase of Php2,227 million, or 14%, from Php15,557 million in 2002 primarily due to Smart’s increased capital spending, partially offset by PLDT’s lower capital spending. Smart's capital spending of Php11,305 million in 2003 was used to further expand and upgrade its GSM and transmission network facilities to increase capacity and coverage in respect of basic and advanced cellular services. PLDT's capital spending of Php6,100 million was principally used to finance the expansion of its fixed line data and network services. PLDT Global’s capital spending of Php266 million was used to acquire additional transmission equipment for its subsidiaries. ePLDT and its subsidiaries’ capital spending of Php53 million was used to primarily fund its VitroTM, Infocom and call center business operations. The balance represented other subsidiaries’ capital spending. Consolidated capital expenditures in 2002 amounted to Php15,557 million, of which Php6,932 million, Php7,131 million, Php653 million and Php391 million were attributable to PLDT, Smart, ePLDT and PLDT Global, respectively.

Under the terms of Piltel’s debt restructuring plan, PLDT issued a Letter of Support for the benefit of Piltel and its creditors under which PLDT has agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150 million. Under the Letter of Support, PLDT provided to Piltel Php2,317 million (US$48 million) in 2000, Php2,039 million (US$41 million) in 2001, and Php571 million (US$11 million) in 2002. There was no drawdown under the Letter of Support in 2003. Drawings under the PLDT Letter of Support are converted into U.S. dollars at the prevailing exchange rates at the time of drawdown. As of December 31, 2003, the remaining undrawn balance under the Letter of Support was US$50 million (approximately Php2,793 million). If, among other things, Piltel's financial and operating performance were to deteriorate or any amounts were required to be paid to Piltel's unrestructured creditors in cash to settle their claims (aggregate principal of US$1 million as of December 31, 2003), additional drawings under the Letter of Support would likely be required to provide all or a portion of the funds needed by Piltel. We cannot assure that additional amounts will not have to be drawn under the Letter of Support nor can we predict when the remaining undrawn balance under the Letter of Support will be exhausted. See Note 9 – Investments to the accompanying financial statements for further discussion.

Financing Activities

On a consolidated basis, we used net cash of Php28,083 million for financing activities in 2003, compared to Php29,479 million in 2002. On a non-consolidated basis, net cash used in financing activities in 2003 was Php22,894 million, compared to Php22,405 million in 2002. The net cash used in financing activities in 2003 was mainly attributable to debt repayments by PLDT in line with its ongoing debt reduction program.

Debt Financing

Additions to our consolidated long-term debt in 2003 totaled Php15,361 million, consisting of PLDT's drawings totaling Php11,797 million, primarily from loan facilities extended and/or guaranteed by various export credit agencies and refinancing facilities used to repay maturing debts, and Smart's drawings of Php3,564 million, under its loan facilities with HypoVereinsbank, Credit Lyonnais and Nippon Export and Investment Insurance of Japan, or NEXI.

On a consolidated basis, net additions to short-term borrowings amounted to Php3,135 million in 2003 as compared to net payments of Php8,058 million in 2002. This was primarily due to the issuance by PLDT of One-Year Peso Notes in April and May 2003, generating an aggregate of Php1,803 million in net proceeds.

Our consolidated indebtedness as of December 31, 2003 was Php159,814 million, representing a decrease of Php8,709 million, or 5%, compared to Php168,523 million as of December 31, 2002. This decrease was mainly due to the reductions of Php5,869 million and Php2,305 million in PLDT’s and Smart’s indebtedness, respectively. PLDT’s indebtedness decreased by 4% to Php134,175 million as of December 31, 2003 from Php140,044 million as of December 31, 2002, due to PLDT’s debt payments in line with the thrust to reduce PLDT’s overall indebtedness. Smart's indebtedness as of December 31, 2003 was Php20,586 million, a decrease of 10% from Php22,891 million as of December 31, 2002.

As of December 31, 2003, PLDT had undrawn committed dollar-denominated long-term credit facilities in the aggregate amount of US$120 million, inclusive of the remaining US$50 million undrawn portion of the US$149 million KfW refinancing facility, US$8 million undrawn portion of the US$12 million term loan facility extended by DEG-Deutsche Investitions-und Entwicklungsgesellschaft mbH, or DEG, under an agreement dated May 29, 2003 and the undrawn JP¥5,615 million syndicated term loan facility supported by Nippon Export and Investment Insurance of Japan under an agreement dated June 11, 2003. Smart also had undrawn committed dollar-denominated long-term credit facilities in the aggregate amount of US$40 million under the US$100 million NEXI loan facility signed by Smart in November 2002 which is scheduled to be drawn by the end of the first half of 2004. In addition, Smart still has available facilities under its €50 million Framework Agreement with HypoVereinsbank up to a maximum aggregate amount of €44 million.

After giving effect to the anticipated application of existing refinancing facilities, the scheduled maturities of our outstanding long-term debt as of December 31, 2003 are as follows:

	Consolidated	Non-consolidated
Maturity	(in millions)

2004	Php23,742	Php15,850
2005	30,149	22,188
2006	28,519	21,548
2007	27,892	25,282
2008	4,567	4,562
2009 and onwards	42,812	42,812

Approximately Php114,869 million principal amount of our consolidated outstanding long-term debt as of December 31, 2003 is scheduled to mature over the period from 2004 to 2008. Of this amount, approximately Php89,430 million is attributable to PLDT, Php20,586 million to Smart, and the remainder to Mabuhay Satellite, MaraTel and ePLDT.

Covenants

Our debt instruments contain restrictive covenants and require us to comply with specified financial ratios and other financial tests, calculated in conformity with accounting principles generally accepted in the Philippines, at relevant measurement dates, principally at the end of each quarterly period.

The financial tests under our debt instruments, as amended, include maintaining a positive tangible net worth and compliance with the following ratios:

•               interest coverage ratio, calculated on a non-consolidated basis and excluding PLDT’s equity share in net earnings or lossses of investees, of not less than 180% or 200%;

•               total debt to EBITDA on a non-consolidated basis of not more than 5.5:1 on December 31, 2003, not more than 5.0:1 from March 2004 to June 2004, not more than 4.5:1 from September 2004 to December 2004 and not more than 4.0:1 from March 2005 and thereafter;

•               long-term indebtedness to appraised value of equity/tangible net worth on a non-consolidated basis, ranging from not more than 1.1:1 to not more than 3.0:1;

•               current ratio on a non-consolidated basis, ranging from not less than 0.9:1 to not less than 1.2:1;

•               debt service coverage ratio on a non-consolidated basis of at least 1.1:1; and

•               debt to free cash flow ratio on a non-consolidated basis of not more than 5.5:1 from December 31, 2003 to June 30, 2004, not more than 5.0:1 from September 30, 2004 to June 30, 2005, not more than 4.5:1 from September 30, 2005 to June 30, 2006, and not more than 4.0:1 from September 30, 2006 onwards.

In addition, some of PLDT's debt instruments contain covenants requiring PLDT to comply with specified financial tests on a consolidated basis. These include:

•               long-term debt to appraised value of equity/tangible net worth of not more than 2.33:1;

•               total debt to EBITDA of not more than 4.5:1 in 2003 and 2004, and not more than 4.0:1 in 2005 and thereafter;

•               current ratio of not less than 0.75:1 to 0.9:1; and

•               interest coverage ratio of not less than 200%.

For purposes of deriving appraised value of equity/tangible net worth, we determined the revaluation surplus in respect of PLDT’s properties. PLDT’s properties in service as of December 31, 1997 were reappraised by an independent firm of appraisers to reflect their sound value, as part of NTC’s financial reporting requirements, based on the December 29, 1997 exchange rate of Php40.116 to US$1.00. As of December 31, 1997, the sound value was Php225,966 million and the revaluation surplus was Php82,723 million. This reappraisal was approved by the NTC on January 28, 2000 under NTC Case No. 98-183. As of December 31, 2003 and 2002, the revaluation surplus on PLDT’s 1997 appraised properties still in service, net of a 5% disallowance factor, amounted to Php38,441 million and Php44,984 million, respectively.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other assets that may be recognized by PLDT and its consolidated subsidiaries, and increases in our interest expense. Interest expense may increase as a result of various factors, including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the peso, the lowering of PLDT's credit ratings or the credit ratings of the Philippines, increases in reference interest rates, and general market conditions. Since approximately 96% of PLDT's total debt is denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso. As of December 31, 2003, the peso depreciated by 4% to Php55.586 to US$1.00, from Php53.254 to US$1.00 as of December 31, 2002. The peso has been subjected to significant fluctuations. In 2003, the peso depreciated to Php55.075 to US$1.00 on March 12, 2003 then recovered to a high of Php52.021 to US$1.00 on May 8, 2003 only to depreciate again to a low of Php55.767 to US$1.00 on November 27, 2003.

PLDT's ability to maintain compliance with financial covenant requirements measured on a non-consolidated basis is principally affected by the performance of PLDT’s fixed line business. PLDT cannot be assured of the benefit of net revenues and cash flows generated by Smart and PLDT’s other investees in assisting in complying with non-consolidated covenants.

We have maintained compliance with all of our financial ratios and covenants as measured under our loan agreements. However, if negative factors adversely affect our financial ratios, we may be unable to maintain compliance with these ratios and covenants or be unable to incur new debt. Under some of our loan agreements, certain of our financial ratios have become more restrictive at the end of the second and fourth quarters of 2003 and will continue to become more restrictive in increments thereafter, which will make it more difficult for PLDT to maintain compliance with this ratio in the future. Inability to comply with our financial ratios and covenants or raise new financing could result in a declaration of default and acceleration of some or all of our indebtedness. The terms of some of our debt instruments have no minimum amount for cross-default.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 180%, interest coverage ratio is the ratio of (x) our after-tax net income for the 12 months immediately preceding the calculation date after (1) adding back interest charges, depreciation, amortization and other non-cash charges (including equity share in net earnings or losses of investees but excluding provision for doubtful accounts) and provision for income taxes, and (2) deducting capitalized subscriber acquisition costs, to (y) the estimated aggregate interest charges payable during the 365-day period following the calculation date on all of PLDT's indebtedness outstanding on such calculation date.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 200%, interest coverage ratio is the ratio of (x) our after-tax net income after adding back reserves for higher plant replacement costs, income taxes, interest charges, depreciation and non-cash charges (including equity share in net earnings or losses of investees and provision for doubtful accounts) during 12 consecutive months within the 15 calendar months immediately preceding the calculation date, to (y) the sum of (1) the estimated aggregate interest charges on all indebtedness, net of interest capitalized to construction, plus (2) dividends on mandatorily redeemable preferred stock, in each case scheduled to be paid during the 12 months following the calculation date.

Non-consolidated total debt to EBITDA is the ratio of (x) PLDT's total indebtedness (not including amounts payable by PLDT to Piltel under the Letter of Support) to (y) net income for the preceding 12 months, after adding back interest accrued on all indebtedness, depreciation, amortization and other non-cash charges (including equity share in net earnings or losses of investees, but excluding provision for doubtful accounts) and provision for income taxes and deducting any capitalized subscriber acquisition costs.

Non-consolidated long-term indebtedness to appraised value of equity (or under some covenants, to tangible net worth) is the ratio of (x) PLDT's aggregate indebtedness (or portion of such indebtedness) due more than one year following the calculation date and par value of all mandatorily redeemable preferred stock to (y) the sum of the aggregate par value of all of PLDT's outstanding common and convertible preferred stock (other than preferred stock subject to mandatory redemption), paid-in capital in excess of the par value of such stock, PLDT's retained earnings, reserve for higher plant replacement costs and revaluation increment arising from independent certified appraisals of PLDT's telephone plant approved by the NTC.

Non-consolidated current ratio is the ratio of (x) non-consolidated current assets to

(y) non-consolidated current liabilities, excluding from current liabilities 50% of the portion of long-term indebtedness due within one year of the calculation date.

Debt service coverage ratio is the ratio of (x) PLDT’s cash flow from operations after adding back interest charges (to the extent previously deducted) plus (1) dividends received from investees, cash received upon any redemption of redeemable preferred shares issued by Smart, any cash received under PLDT’s subscriber investment plan and interest income received less

(2) capital expenditures (excluding capitalized interest) and investments in investees for the 12 months immediately preceding the calculation date plus (3) PLDT’s closing cash balance of the last day of the calculation date to (y) the sum of the projected interest charges and principal debt repayments (excluding debt to be repaid with a refinancing facility) during the 12 months following the calculation date.

Debt to free cash flow ratio is the ratio of (x) PLDT’s debt less PLDT’s closing cash balance of the last day of the calculation period to (y) PLDT’s cash flow from operations after adding back interest charges (to the extent previously deducted) plus (1) dividends received from investees, cash received upon any redemption of redeemable preferred shares issued by Smart, any cash received under PLDT’s subscriber investment plan and interest income received less

(2) capital expenditures (excluding capitalized interest) and investments in investees for the 12 months immediately preceding the calculation date.

PLDT's debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT's ability to take certain actions without lenders' approval, including:

•               incurring additional indebtedness;

•               prepaying other debt;

•               making investments;

•               extending loans;

•               extending guarantees or assuming the obligations of other persons;

•               paying dividends or other distributions or redeeming, repurchasing or otherwise acquiring shares of PLDT’s capital stock;

•               disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth;

•               entering into management contracts providing for the management of its business or operations by a third party;

•               creating any lien or security interest;

•               permitting set-off against amounts owed to PLDT;

•               merging or consolidating with any other company;

•               entering into transactions with shareholders and affiliates; and

•               entering into sale and leaseback transactions.

Under the indenture of PLDT's 10.625% Notes due 2007 and 11.375% Notes due 2012, PLDT is required to comply with a number of additional covenants, including covenants that, subject to certain exceptions, restrict PLDT's ability to (1) incur debt unless its ratio of debt to EBITDA (calculated on a non-consolidated basis based on definitions provided in the same indenture, except under certain circumstances), after giving effect to the incurrence of such debt, would be less than 5.5 to 1 on or prior to December 31, 2003, 5.0 to 1 from January 1, 2004 to December 31, 2004 and 4.5 to 1 thereafter and (2) pay dividends, repurchase or redeem its capital stock, make investments and prepay subordinated debt, among other things. Subject to certain exceptions, these covenants also restrict our ability to sell assets and to use the proceeds of these asset sales.

Under the terms of the US$149 million facility with KfW, PLDT is prohibited from paying any dividends on common stock until after December 31, 2004. In addition, under the terms of PLDT's US$145 million multicurrency term facility agreement and JP¥5,615 million loan agreement, PLDT is restricted from distributing dividends to common stockholders unless

(i) no default has occurred which is continuing, and (ii) its debt to free cash flow ratio, after giving effect to the distribution of such dividends and, under certain circumstances, other adjustments to PLDT’s closing cash balance, would be less than 4.0 to 1.0. Under other loan agreements, PLDT may not declare or pay dividends on any of its capital stock without the prior written consent of the lenders (i) if PLDT is in default in the payment of any amounts due and payable under such loan agreement or after the occurrence and during the continuance of any other event of default or potential event of default under such agreements, (ii) if after giving effect to such action the current ratio would be less than 1.2 to 1.0 or (iii) in an amount greater than PLDT’s net income after taxes during the fiscal year to which such payment or distribution relates.

In case of a change in control of PLDT, PLDT may be required to repurchase or prepay certain indebtedness. Under the terms of the 10.625% Notes due 2007 and 11.375% Notes due 2012, we are required to offer to purchase all outstanding notes due 2007 and notes due 2012 for cash at a price of 101% of their principal amounts plus accrued interest in the event that (1) the aggregate of NTT Communications' and First Pacific's direct and indirect voting interest in PLDT's outstanding capital stock having voting rights falls below 35% of such capital stock,

(2) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT's outstanding capital stock having voting rights which equals or exceeds 35% of such capital stock and (3) if a rating agency at such time maintains a rating on either series of notes, the rating agency downgrades its credit rating on the series within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (1) and (2) above.

Under the terms of PLDT’s JP¥9,760 million loan from JBIC, in the event of any proposed sale or transfer of PLDT's stock that would result in NTT Communications holding less than 14.95% of PLDT's voting stock, we will be required to prepay, immediately upon effectiveness of such sale or transfer, all principal outstanding under the loan, together with accrued interest. However, prepayment will not be required if, following such sale or transfer,
(1) NTT Communications continues to have prior approval rights with respect to all matters as to which NTT Communications has approval rights under the stock purchase agreement pursuant to which it acquired its shares in PLDT or (2) JBIC, in its sole discretion, determines that NTT Communications’ participation in the expansion of Smart's GSM network capacity to extend PLDT’s cellular business in Smart would not be reduced below its level of participation as of the date of the loan agreement.

Under the terms of both PLDT’s US$145 million multicurrency term facility agreement and JP¥5,615 million loan agreement, if any lender so requests in writing, PLDT shall prepay in full such lender’s participation in the loan within 45 days from notification of the change in control and no later than the date on which PLDT is required to repurchase its 10.625% Notes due 2007 and 11.375% Notes due 2012 (“Bonds”) from bondholders accepting the change in control offer. A change in control is deemed to occur when (1) the aggregate of NTT Communications’ and First Pacific’s direct and indirect voting interest in PLDT’s outstanding capital stock having voting rights falls below 35% of such capital stock, (2) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT’s outstanding capital stock having voting rights which equals or exceeds 35% of such capital stock and (3) if a rating agency at such time maintains a rating on the Bonds, the rating agency downgrades its credit rating on the Bonds within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (1) and (2) above.

PLDT’s debt instruments contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include:

•               cross-defaults and cross-accelerations that permit a lender to declare a default if PLDT is in default under another debt instrument; in some cases, the cross-default provision is triggered upon a payment or other default permitting the acceleration of PLDT’s debt, whether or not the defaulted debt is accelerated. In other cases, the cross-default provision requires the defaulted loan to be accelerated. In some debt instruments, the cross-default provision will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments;

•               failure by PLDT to meet certain financial ratio covenants referred to above;

•               the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender;

•               the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender;

•               the abandonment, termination or amendment of the project financed by a loan in a manner unacceptable to the lender;

•               the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and

•               other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Financing Requirements

We believe that our available cash, including cash flow from operations and drawings from existing and anticipated credit facilities, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months. Further, as described above, we completed a number of initiatives under our liability management program to meet our debt service requirements in the short and medium term.

We continue to pursue various initiatives and financing transactions with the objective of further improving the balance between our cash flows and debt service requirements and reducing our overall indebtedness. In addition, PLDT has reduced its capital expenditures and investments, suspended dividend payments to common shareholders and increased its application of available cash to reduce its indebtedness. Further, we expect to benefit from increasing revenue and cash flow contributions from our subsidiaries, particularly Smart. After receiving approvals from Finnvera and certain lenders for the payment of dividends to PLDT in an amount not to exceed 40% of Smart’s net income in 2001, Smart made its first dividend payment of Php1,540 million to PLDT in December 2002. In June 2003, Smart paid dividends in the amount of Php4,300 million to PLDT, representing 70% of Smart’s 2002 net income, and in November 2003, Smart paid additional dividends to PLDT equivalent to the remaining 30% of its 2002 net income or Php1,866 million, after receiving the necessary approvals from Finnvera and certain lenders. Smart will be required to obtain further waivers to pay additional dividends in future periods. We cannot assure you that Smart will be able to obtain such waivers in the future, or what amount, if any, Smart would be permitted or financially able to distribute. We expect that we will have difficulty meeting our debt payment obligations if we do not continue to receive cash dividends from Smart.

Credit Ratings

Our credit ratings may significantly affect the terms of our prospective financings, particularly financing costs. None of our existing indebtedness contains provisions under which credit rating downgrades would trigger a default, changes in applicable interest rates or other similar terms and conditions. On January 27, 2004, PLDT’s foreign currency senior unsecured debt rating was upgraded by Moody’s Investors Service to “Ba2” from a recent “Ba3” as of July 29, 2003 and preferred stock rating moved up to “B1” from “B2.” The rating reflects continued improvements in the operating performance of Smart and the expectation of on-going free cash flow to help repay debt maturities in the coming years. The negative outlook on PLDT's rating is constrained, reflecting Moody's decision to downgrade the Philippine Government's long-term foreign currency bond rating to “Ba2” with a negative outlook also on January 27, 2004.

On May 30, 2003, Fitch Ratings also changed its outlook on PLDT to stable with a credit rating of “BB-”. On April 22, 2003, Standard & Poor's Ratings Group affirmed its “BB” rating and stable outlook on PLDT.

On October 29, 2002, Philippine Rating Services Corporation, or PhilRatings, a credit rating agency in the Philippines, announced its “PRS1” rating for PLDT’s Php2.0 billion One-Year Peso Notes for which the registration was rendered effective by the Philippine Securities and Exchange Commission on April 9, 2003. On December 10, 2003, PhilRatings affirmed its rating of “PRS1” for PLDT’s One-Year Peso Notes. PRS 1 is the highest rating possible on PhilRatings’ scale for short-term securities and is based on the issuer’s “strongest capability for timely payment of debt on both principal and interest.”

Off-Balance Sheet Arrangement

On October 10, 2002, PLDT entered into a Receivables Purchase Deed with a foreign institution, or the Purchaser, under which PLDT agreed (1) to sell its receivables from certain eligible foreign carriers for an advance payment of US$50 million and (2) to service, administer and collect the receivables on behalf of the Purchaser. The Purchaser will have no recourse to PLDT should the eligible carrier fail or refuse to settle the assigned/purchased receivables, except if PLDT commits a breach of its representations and warranties under the Receivables Purchase Deed. For the year ended December 31, 2003, receivables sold under the Receivables Purchase Deed amounted to US$11 million (Php608 million).

Equity Financing

Through our subscriber investment plan, or SIP, which provides postpaid fixed line subscribers the opportunity to buy shares of our 10% Cumulative Convertible Preferred Stock as part of the upfront payments collected from subscribers, PLDT was able to raise Php96 million in 2003 and Php464 million in 2002. As approved by the NTC, the SIP was made optional in 2003 from being required in earlier years.

Cash dividend payments in 2003 amounted to Php1,603 million, compared to Php1,582 million in 2002, all of which were paid solely to preferred shareholders of PLDT. The most recent cash dividend paid by PLDT to its common shareholders was in April 2001, and no dividends were paid to common shareholders in 2003.

Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses our contractual obligations outstanding as of December 31, 2003:

	Payments Due by Period
	Total	Within 1 year	2-3 years	4-5 years	After 5 years
		(in millions)
Long-term debt obligations	Php157,681	Php23,742	Php58,668	Php32,459	Php42,812
Long-term lease obligations	6,673	1,670	2,848	1,452	703
Unconditional purchase obligations(1)	10,553	1,630	2,252	2,224	4,447
Other long-term obligations	21,898	–	–	13,774	8,124
Total contractual cash obligations	Php196,805	Php27,042	Php63,768	Php49,909	Php56,086

_____________

(1)  The amounts disclosed in the table above are based on the original Air Time Purchase Agreement with AIL. In 2003, a Standstill Agreement was executed to cover, among other matters, the amended minimum and supplemental air time payment provisions for the year 2003. The parties are currently in negotiations to reach an agreement in respect of a revised Air Time Purchase Agreement.

Long-term Debt Obligations

For a discussion of our long-term debt obligations, see Note 12 – Long-term Debt to the accompanying financial statements.

Long-term Lease Obligations

Transponder Lease Agreement. On December 28, 1995, PLDT and Mabuhay Satellite entered into a Transponder Lease Agreement, which was amended on May 10, 2000. This agreement has a term of ten years commencing on December 18, 1997, unless terminated earlier in accordance with the terms thereof. The annual basic rent for the transponders is US$14 million in 2003. As of December 31, 2003, PLDT’s aggregate remaining obligation under this agreement was approximately Php2,802 million.

Municipal Telephone Projects. In 1993, PLDT entered into two lease agreements with the Philippine Department of Transportation and Communications, or DOTC, covering telecommunications facilities established under the Municipal Telephone Act. Under these agreements, PLDT was granted the exclusive right to perform telecommunications management services, to expand services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a period of 15 years. Title to the properties shall be transferred to PLDT upon expiration of the lease term. As of December 31, 2003, PLDT’s aggregate remaining obligation under these agreements amounted to approximately Php885 million. In case of cancellation, PLDT is liable to pay Php100 million under each of the two contracts as liquidated damages.

Domestic Fiber Optic Network Submerged Plant Agreement. On July 4, 2000, PLDT entered into an agreement with NTT World Engineering Marine Corporation for submarine cable repair and related services for the maintenance of PLDT's domestic fiber optic network submerged plant for a period of five years up to July 4, 2005. Under this agreement, PLDT is required to pay NTT World Engineering Marine Corporation a fixed annual standing charge of US$2 million, excluding cost for the use of a remotely-operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. As of December 31, 2003, the aggregate remaining obligation under this agreement was approximately Php185 million.

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to 25 years expiring at various dates. As of December 31, 2003, PLDT’s aggregate remaining obligation under these contracts amounted to approximately Php41 million.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, Mobius is also required to provide maintenance services for a period of one year at no additional maintenance charge. PLDT may purchase maintenance services upon expiration of the first year for a fee of 15% of the current published license fee. As of December 31, 2003, PLDT’s aggregate obligation under this agreement was approximately Php65 million.

Other Long-term Lease Obligations. We have various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites, telecommunication equipment locations and various office equipment. In particular, Smart has lease obligations aggregating Php2,309 million in respect of office and cell site rentals with over 2,000 lessors nationwide.

Unconditional Purchase Obligations

Air Time Purchase Agreement with ACeS International Limited. PLDT is a party to a Founder NSP, or National Service Provider, Air Time Purchase Agreement with AIL, which was amended in December 1998, under which PLDT is granted the exclusive right to sell ACeS services in the Philippines. In exchange, the Air Time Purchase Agreement states that PLDT has to purchase from AIL a minimum of US$5 million worth of air time annually over ten years commencing on the date of commercial operations of the Garuda I satellite. In the event AIL’s aggregate billing revenue is less than US$45 million in any given year, the Air Time Purchase Agreement also states that PLDT has to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

PLDT and the other founder NSPs are endeavoring to amend the Air Time Purchase Agreement due to the occurrence of partial satellite loss, changes in the primary business of ACeS and other events affecting the business.

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL suspending the application and enforcement of the minimum and supplemental air time payments under the original Air Time Purchase Agreement. In lieu of these payments, the parties agreed that AIL shall provide PLDT and the other founder shareholders with unlimited use of air time for the year 2003 in exchange for a fixed fee in the amount of US$3.8 million for PLDT. Moreover, PLDT is obliged to purchase from AIL 13,750 satellite phone units for the year 2003 at US$395 F.O.B. per unit, subject to quarterly price adjustments. The parties to the Standstill Agreement also agreed to negotiate in good faith and use their best efforts to reach an agreement on a revised Air Time Purchase Agreement before November 15, 2003 that will cover, among others, the amended minimum and supplemental air time payment provisions subject to the approval of AIL’s creditors. See Note 3 – Accounting Changes and Note 21 – Provisions and Contingencies to the accompanying financial statements for further discussion.

As of December 31, 2003, PLDT’s aggregate remaining minimum obligation under the original Air Time Purchase Agreement was approximately Php10,081 million.

International Affiliate Agreement with VeriSign, Inc., or VeriSign. On September 15, 2000, ePLDT entered into an agreement with VeriSign for the non-exclusive, non-transferable right and license to use the VeriSign software, brand and Certification Practice Statement for the purpose of approving, issuing, suspending or revoking digital certificates for users of the Internet or similar open systems in the Philippines for a period of seven years. Under this agreement, ePLDT is required to pay VeriSign a certain percentage of the revenue derived from the services subject to minimum annual royalty payments aggregating to US$11 million, which was subsequently reduced to US$1 million, for the seven-year contract period. In addition, ePLDT was required to pay an annual support fee totaling US$0.5 million during the first year and US$0.3 million in each year thereafter.

Effective July 1, 2003, VeriSign has agreed to amend the agreement and issued Addendum 6 to write-off all past due invoices and payments owed to VeriSign, which were invoiced or scheduled to be invoiced under the agreement prior to this Addendum 6. All royalty payments and annual support fees due through June 2003 will be part of the write-off in the amount of US$0.8 million. For contract year 4 (September 2003-August 2004), the annual support fee will be reduced from US$0.3 million to US$ 40,000 and for contract years 5-7 (September 2003-August 2007) from US$0.3 million to US$0.16 million. In addition, VeriSign agreed to reduce the affiliate revenue sharing rates from 50% of suggested retail price to 25% of suggested retail price for both enterprise and Internet products for 12 months starting July 2003 and negotiable thereafter. As of December 31, 2003, ePLDT’s aggregate remaining minimum obligation under this agreement was approximately Php26 million pertaining to annual support fee.

License Purchase Agreement with I-Contact Solutions Pte. Ltd. On April 2, 2003, iPlus Intelligent Network Inc., or iPlus, entered into an Application Services Provider, or ASP, and Reseller Contract with I-Contact Solutions Pte. Ltd., or I-Contact, of Singapore. Under the agreement, iPlus will purchase licenses of the CosmoCall Universe ™ IP-based contact center solution. CosmoCall Universe supports multi-channel customer interactions including telephone, web chat, web voice, web video, web collaboration, email and voicemail in one high capacity, high availability, multi-tenant platform. CosmoCall Universe is a complete, unified contact center suite that includes ACD, IVR, CTI, predictive dialing, multimedia recording and a complement of powerful management applications. The aggregate value of these licenses is US$2.1 million and these will be delivered quarterly over a two-year period. Further to the agreement, I-Contact will appoint iPlus as the exclusive reseller and ASP for the Philippine market and will provide iPlus with all the necessary support in terms of sales, marketing, and technical services. As of December 31, 2003, iPlus’ aggregate remaining obligation under this agreement was approximately Php83 million.

Other Unconditional Purchase Obligations. PLDT has various purchase contracts for periods ranging from two to three years covering the use of fraud management system and satellite hub and remote VSAT network systems.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. As of December 31, 2003, PLDT had issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Piltel’s Series K, Class I Convertible Preferred Stock pursuant to the debt restructuring of Piltel. Of these PLDT issued preferred shares, 99% of Series V, close to 100% of Series VI and 100% of Series VII Convertible Preferred Stock were issued on June 4, 2001. In 2002, PLDT issued additional 30,100 shares of Series V Convertible Preferred Stock and 14,087 shares of Series VI Convertible Preferred Stock in exchange for a total of 220,935 shares of Series K, Class I Convertible Preferred Stock of Piltel. In 2003, PLDT issued 110,908 more shares of Series VI Convertible Preferred Stock in exchange for 554,540 shares of Piltel’s Series K, Class I Convertible Preferred Stock. Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares. Under a put option exercisable for 30 days, holders of common shares received on mandatory conversion will be able to require PLDT to purchase such PLDT common shares for Php1,700 or US$36.132 or JP¥4,071.89 per share, depending on the series.

As of December 31, 2003, 145,320 shares of Series V Convertible Preferred Stock and 531,251 shares of Series VI Convertible Preferred Stock had been converted to PLDT common shares. The aggregate value of the put option based on outstanding shares as of December 31, 2003 was Php21,898 million, of which Php13,774 million is payable on June 4, 2008 and Php8,124 million on June 4, 2009 if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stock were mandatorily converted and all the underlying common shares were put to PLDT. The market value of the underlying common shares was Php10,763 million, based on the market price of PLDT’s common stock of Php970 per share as of December 31, 2003.

Commercial Commitments

As of December 31, 2003, our outstanding commercial commitments, in the form of letters of credit, amounted to Php2,640 million. These commitments will expire within one year.

In October 1998, Smart entered into a Frame Supply Contract with Nokia Telecommunications OY for the supply of hardware, software and documentation for its GSM cellular network. In the same month, Smart and Nokia (Philippines), Inc., or Nokia, signed a Frame Services Contract that covers the design, planning, installation, commissioning, integration, acceptance testing, training and handling over of the GSM network. In August 2001, Smart issued a Master Purchase Order, or MPO, in the amount of US$200 million in favor of Nokia for the purchase of additional equipment to expand its GSM cellular network. The US$200 million MPO was completed in November 2003. On May 30, 2003, Smart entered into a Technical Support Services Order, or TSSO, with Nokia (Philippines), Inc., in the amount of US$8 million. This TSSO has been fully served as of December 31, 2003.

In January 2004, Smart signed a new MPO in favor of Nokia amounting to US$117 million (Phase 7 under the Frame Supply Contract between Smart and Nokia). Smart is, however, under no legal obligation to incur these expenditures.

As of December 31, 2003, Smart had no guarantee obligations, standby repurchase obligations or other commercial commitments.

Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign exchange risk and interest rate risk. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in the Philippine and international financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations.

Liquidity Risk Management

We seek to manage our liquidity profile to be able to finance our capital expenditures and service our maturing debts. To cover our financing requirements, we intend to use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flow information and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These initiatives may include bank loans, export credit agency-guaranteed facilities, and debt capital and equity market issues.

Foreign Exchange Risk Management

As of December 31, 2003, the Philippine peso depreciated against the U.S. dollar to Php55.586 to US$1.00 from Php53.254 to US$1 as of December 31, 2002, which in turn depreciated against the U.S. dollar from Php51.690 to US$1.00 at December 31, 2001. In 2003, PLDT capitalized net foreign exchange losses of Php4,629 million, as compared to Php3,876 million in 2002. Of these capitalized net foreign exchange losses, Php4,549 million in 2003 and Php3,961 million in 2002, were attributable to foreign currency-denominated liabilities used to finance our capital investments and were therefore recorded as additions to the carrying value of the related property accounts.

The following table shows our consolidated and non-consolidated foreign currency-denominated monetary assets and liabilities and their peso equivalents as of December 31, 2003 and 2002:

	December 31,
	2003(1)		2002(2)
	U.S. dollars	Pesos	U.S. dollars	Pesos
		(in millions)
Consolidated
Assets
Cash and cash equivalents	US$146	Php8,098	US$76	Php4,037
Receivables-net	195	10,855	149	7,910
	341	18,953	225	11,947
Liabilities
Notes payable	3	150	6	320
Accounts payable	60	3,322	56	2,969
Accrued expenses and other current liabilities	25	1,342	165	8,782
Long-term debt	2,819	153,542	2,957	156,397
Deferred credits and other noncurrent liabilities	209	11,613	126	6,722
	3,116	169,969	3,310	175,190
Net foreign currency-denominated liabilities	US$2,775	Php151,016	US$3,085	Php163,243
Non-Consolidated
Assets
Cash and cash equivalents	US$54	Php3,014	US$49	Php2,602
Receivables-net	134	7,463	116	6,158
	188	10,477	165	8,760
Liabilities
Notes payable	–	–	6	320
Accounts payable	16	874	23	1,220
Accrued expenses and other current liabilities	7	386	46	2,476
Long-term debt	2,373	128,757	2,558	135,158
Deferred credits and other noncurrent liabilities	209	11,613	126	6,722
	2,605	141,630	2,759	145,896
Net foreign currency-denominated liabilities	US$2,417	Php131,153	US$2,594	Php137,136

________________

(1)  The exchange rate used was Php55.586 to US$1.00.

(2)  The exchange rate used was Php53.254 to US$1.00.

While a certain percentage of our revenues is either linked to or denominated in U.S. dollars, substantially all of our indebtedness, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars.

As of December 31, 2003, approximately 96% of both our total consolidated and non-consolidated debts were denominated in foreign currencies. Of our foreign currency-denominated debts, 7% and 8% are in Japanese yen, on a consolidated and non-consolidated basis, respectively, and the balance in U.S. dollars. Thus, a weakening of the peso against the U.S. dollar or Japanese yen will increase both the principal amount of our unhedged foreign currency-denominated debts (representing 63% and 58% of our consolidated and non-consolidated debts, respectively), and interest expense on our debt in peso terms. In addition, many of our financial ratios and other financial tests will be negatively affected. If, among other things, the value of the peso against the U.S. dollar drops from its current level, we may be unable to maintain compliance with these ratios, which could result in acceleration of some or all of our indebtedness. For further information on our loan covenants, see “Liquidity and Capital Resources — Financing Activities — Covenants” above and Note 12 – Long-term Debt to the accompanying financial statements.

To manage our foreign exchange risks, stabilize cash flows, and improve investment and cash flow planning, we enter into forward foreign exchange contracts, foreign currency swap contracts, currency options and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. However, these hedges do not cover all of our exposure to foreign exchange risks, and hedges to cover all of our exposure are not currently nor readily available.

Specifically, we use forward foreign exchange contracts, foreign currency swap contracts and currency option contracts to manage the foreign exchange risk associated with our foreign currency-denominated loans. As of December 31, 2003, PLDT’s outstanding forward foreign exchange contracts, principal-only long-term cross-currency swap contracts and currency option contracts amounted to US$125 million, US$725 million and US$79 million, respectively.

Smart’s outstanding forward foreign exchange contracts amounted to US$72 million as of December 31, 2003. Also, Smart had a long-term cross-currency swap contract which matured on April 30, 2003. The final exchange has been made and the contract has been terminated.

For further discussions of these contracts, see Note 12 – Long-term Debt to the accompanying financial statements.

Interest Rate Risk Management

From time to time and on a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations.

We make use of hedging instruments and structures solely for reducing or eliminating financial risks associated with our liabilities and not for trading or speculative purposes.

Effect of Peso Depreciation

In 2003 and 2002, our operating revenues, which have been received in U.S. dollars or in respect of which we have been able to adjust our service fees to reflect changes in the peso-to-dollar exchange rate exceeded our U.S. dollar-linked operating expenses. As a result, the depreciation of the peso against the dollar over this period had a positive net impact on our operating profit. However, since substantially all of our indebtedness is denominated in U.S. dollars, such depreciation has also increased our interest expense in peso terms and increased the peso amounts of our U.S. dollar-denominated indebtedness. PLDT has capitalized its foreign exchange losses in respect of its U.S. dollar-denominated indebtedness, and net income in future periods is expected to be negatively affected as a result of higher depreciation expense resulting from such capitalization. Our cash flows are negatively affected by the higher peso cost of repaying U.S. dollar-denominated debts, and our ability to comply with financial covenants and ratios is negatively affected by the increase in the amount of our debts and our interest expenses in peso terms.

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. In recent periods, while decreases in the relative value of the peso have had a significant effect on us, we do not believe inflation has had a material impact on our operations. The average inflation rate in the Philippines in 2003 was 3.1%, the same level as in 2002.

OTHER INFORMATION

PLDT Named as Best Managed Company in the Philippines for 2003 by Asiamoney

PLDT has been named as the Philippines’ Overall Best Managed Company in 2003 by Asiamoney, one of the most influential and trusted financial magazines in Asia. PLDT was top picked in a survey that ranked Asia’s leading listed companies in 2003 by more than 200 investors from over 180 institutions worldwide. PLDT also placed first in the following categories:

•               Best in Corporate Strategy

•               Best in Financial Management

•               Best in Operational Efficiency

•               Best in Investor Relations

•               Best Focus on Shareholder Value

•               Most Improved in Corporate Governance

Smart Acquires Wolfpac

In October 2003, Smart acquired an 80% equity interest in Wolfpac Communications, Inc., a leading content and applications provider in the Philippines nominated twice as “best wireless applications developer” in the international GSM Association Awards. The acquisition provides Smart with the opportunity to have a direct link to the content development community, a key differentiator in cellular service.

PLDT CBA Negotiations Concluded with a MOA

The negotiations on the Collective Bargaining Agreement for the years 2003-2006 for PLDT’s rank-and-file employees were concluded with the signing of a Memorandum of Agreement between the bargaining parties, the Manggagawa ng Komunikasyon sa Pilipinas Union and the PLDT Management panel, on February 13, 2004.

Investigation by U.S. Department of Justice

In January 2004, PLDT and a PLDT employee received a grand jury subpoena in connection with a criminal investigation being conducted by the U.S. Department of Justice with respect to alleged antitrust violations relating to the provision of international termination services in the Philippines. At this time, PLDT cannot predict the outcome of the investigation.

Related Party Transactions

In the ordinary course of business, companies belonging to the PLDT Group are engaged in arm’s-length intercompany transactions. We believe that the terms of these transactions are comparable with those available from unrelated parties.

•               Telecommunications services provided within the PLDT Group — interconnection agreements among/between PLDT, Smart, Piltel, Clark Telecom, Subic Telecom, MaraTel and PLDT Global under terms similar with those agreed with other telecommunications providers outside the PLDT Group.

•               Transponder Lease Agreement between PLDT and Mabuhay Satellite — an agreement pursuant to which Mabuhay Satellite leases to PLDT C-band transponders on board the Agila II satellite, in consideration of a basic rent. Total fees under this agreement totaled Php747 million and Php925 million for 2003 and 2002, respectively. PLDT’s outstanding obligations under this agreement amounted to Php26 million as of December 31, 2003 and Php270 million as of December 31, 2002.

•               Facilities Management Agreement between PLDT and Piltel — an agreement under which PLDT undertakes the management, operation and maintenance of Piltel’s regional telecommunications facilities as well as Executive Order No. 109, network operations and services, including E.O. 109 fixed line build-out installations, public calling offices, payphone facilities, and the systems required to support these services. Management fees under this agreement totaled Php52 million for 2003 and 2002, respectively. PLDT’s outstanding receivables under this agreement amounted to Php329 million and Php258 million as of December 31, 2003 and 2002, respectively.

•               Facilities Management Agreement between Subic Telecom and Piltel — an agreement under which Subic Telecom manages the regional telephone network, customer operations, network operations and payphones of Piltel in Subic and Olongapo City. Management fees under this agreement totaled Php21 million and Php22 million for 2003 and 2002, respectively. Subic Telecom’s outstanding receivables under this agreement amounted to Php11 million as of December 31, 2003 and Php2 million as of December 31, 2002.

•               Agreements between Smart and Piltel — agreements relating to the integration of Smart’s and Piltel’s operations under which Smart undertakes to manage Piltel’s facilities, customer services, administrative support and management services and billing services. In addition, Smart also entered into a facilities service agreement with Piltel under which Piltel accesses Smart's existing GSM network and facilities to enable Piltel to offer prepaid cellular service using GSM technology in exchange for approximately 50% of Piltel's revenues, net of interconnection expenses. Total fees under these service agreements totaled Php4,974 million and Php3,159 million for 2003 and 2002, respectively. Smart’s outstanding receivables under these agreements amounted to Php1,539 million and Php816 million as of December 31, 2003 and 2002, respectively.

•               Air Time Purchase Agreement between PLDT and AIL and Related Agreements — an agreement under which PLDT has been granted the exclusive right to sell ACeS services in the Philippines. In March 2003, PLDT, together with the founder shareholders, entered into a Standstill Agreement in respect of the Air Time Purchase Agreement. See Note 15 – Related Party Transactions and Note 20 – Contractual Obligations and Commercial Commitments to the accompanying financial statements for further discussion.

•               Agreements between Smart and ACeS Philippines — agreements under which Smart (1) provides ACeS Global Mobile Personal Communications by Satellite, or GMPCS, services, in the Philippines under a revenue-sharing agreement,

(2) undertakes the management, maintenance and operations of GMPCS, and

(3) provides certain administrative support and services in certain aspects of ACeS Philippines’ business operations. Fees under these agreements, net of Smart’s share, totaled Php12 million for 2003 and 2002. Under these agreements, Smart had no outstanding obligation as of December 31, 2003 and 2002.

In addition, transactions to which PLDT or its subsidiary is a party, in which a director or key officer or owner of more than 10% of the common shares of PLDT, or any member of the immediate family of a director or key officer or owner of more than 10% of the common shares of PLDT had a direct or indirect material interest as of December 31, 2003 and 2002 are as follows:

•               Agreements with NTT Communications and/or its Affiliates — agreements under which (1) NTT Communications provides advisory services for various business areas of PLDT; (2) NTT World Engineering Marine Corporation provides maintenance services to PLDT’s domestic fiber optic network; (3) PLDT is licensed to market managed data and other services using NTT Communications’ Arcstar brand; and (4) PLDT and NTT Communications agreed to cooperative arrangements for international telecommunication services. Fees under these agreements totaled Php288 million and Php289 million for 2003 and 2002, respectively. PLDT’s outstanding obligations under these agreements amounted to Php40 million and Php36 million as of December 31, 2003 and 2002, respectively.

•               Agreements between Smart and Asia Link B.V. — agreements under which Asia Link undertakes to provide technical support services for the operations and maintenance of Smart’s CMTS. Fees under these agreements totaled Php429 million for 2003 and 2002. Under these agreements, Smart had outstanding payables of Php228 million as of December 31, 2003 and Php31 million as of December 31, 2002. Asia Link is a subsidiary of First Pacific.

•               Agreements relating to insurance companies — Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has signed an insurance policy with Malayan Insurance Co. Inc., or Malayan, wherein premiums are paid directly to Malayan. Premium payments to Gotuaco and Malayan covering the twelve-month period ending July 31, 2004 totaled Php439 million. Two directors of PLDT have a direct/indirect interest in or serve as director/officer of Gotuaco and Malayan.

For a more detailed discussion of the related party transactions enumerated above, see Note 15 Related Party Transactions to the accompanying financial statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

AND

REPORT OF INDEPENDENT AUDITORS

Report of Independent Auditors

The Stockholders and the Board of Directors

Philippine Long Distance Telephone Company

Ramon Cojuangco Building

Makati Avenue, Makati City

We have audited the accompanying consolidated and non-consolidated balance sheets of Philippine Long Distance Telephone Company and Subsidiaries and of Philippine Long Distance Telephone Company as of December 31, 2003 and 2002, and the related consolidated and non-consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated and non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of Philippine Long Distance Telephone Company and Subsidiaries and of Philippine Long Distance Telephone Company as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the Philippines.

/s/SyCip Gorres Velayo & Co.

SYCIP GORRES VELAYO & CO.

B. C. SIY-YAP

Partner

CPA Certificate No. 57794

SEC Accreditation No. 0098-A

Tax Identification No. 102-100-627

PTR No. 7012898

January 5, 2004

Makati City

February 19, 2004

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

BALANCE SHEETS

December 31, 2003 and 2002

(in million pesos, except par value amounts)

	Consolidated		Non-Consolidated
	2003	2002	2003	2002
		(As restated – Note 3)		(As restated – Note 3)
ASSETS
Current Assets
Cash and cash equivalents (Notes 5 and 22)	19,263	10,876	5,278	4,165
Receivables – net (Notes 6, 15, 22 and 25)	19,516	20,128	15,740	19,376
Inventories and supplies – net (Note 7)	2,421	4,511	1,513	2,709
Deferred income tax – net (Note 18)	6,533	4,440	5,520	3,640
Prepayments and other current assets (Notes 16 and 18)	2,043	1,322	1,051	765
Total Current Assets	49,776	41,277	29,102	30,655
Noncurrent Assets
Property, plant and equipment – net (Notes 7, 8, 12 and 20)	244,345	251,912	188,069	190,722
Investments – net (Notes 2, 3, 9, 12, 14, 15 and 20)	1,610	5,470	45,014	39,425
Other noncurrent assets – net (Notes 15 and 16)	6,184	4,627	2,713	1,613
Total Noncurrent Assets	252,139	262,009	235,796	231,760
	301,915	303,286	264,898	262,415

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Notes payable (Notes 10 and 22)	2,133	760	1,933	720
Accounts payable (Notes 15 and 22)	7,540	8,965	6,002	7,397
Accrued expenses and other current liabilities (Notes 3, 11, 15 and 22)	13,228	12,248	5,810	5,537
Current portion of long-term debt (Notes 8, 12, 22 and 23)	23,742	19,176	15,850	11,962
Dividends payable (Note 14)	572	424	572	424
Income tax payable (Note 18)	761	1,121	466	538
Total Current Liabilities	47,976	42,694	30,633	26,578
Noncurrent Liabilities
Long-term debt – net of current portion (Notes 8, 12, 22 and 23)	133,939	148,587	116,392	127,362
Deferred income tax – net (Note 18)	10,590	10,623	9,784	9,231
Deferred credits and other noncurrent liabilities (Notes 3, 13, 15, 16, 21 and 22)	14,481	12,446	13,944	11,157
Total Noncurrent Liabilities	159,010	171,656	140,120	147,750
Minority Interest in Consolidated Subsidiaries	784	849	–	–
Stockholders’ Equity (Notes 3 and 14)
Preferred stock, Php10 par value, authorized 822,500,000 shares; issued and outstanding 461,588,319 shares at December 31, 2003 and 458,434,729 shares at December 31, 2002	4,616	4,584	4,616	4,584
Common stock, Php5 par value, authorized 234,000,000 shares; issued and outstanding 169,476,120 shares at December 31, 2003 and 169,360,901 shares at December 31, 2002	847	847	847	847
Capital in excess of par value	49,017	48,953	49,017	48,953
Retained earnings	39,665	33,703	39,665	33,703
Total Stockholders’ Equity	94,145	88,087	94,145	88,087
	301,915	303,286	264,898	262,415

See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

STATEMENTS OF INCOME

For the Years Ended December 31, 2003, 2002 and 2001

(in million pesos, except per share amounts)

	Consolidated			Non-Consolidated
	2003	2002	2001	2003	2002	2001
		(As restated – Note 3)			(As restated – Note 3)

OPERATING REVENUES (Note 15)
Fixed line services:
Local exchange	20,710	21,167	21,376	20,606	21,065	21,021
International long distance	12,543	10,640	11,453	12,127	9,991	11,271
National long distance	6,429	7,669	8,388	6,329	7,583	8,224
Data and other network	5,802	5,480	4,777	5,610	5,371	4,714
Miscellaneous	347	563	369	765	843	377
	45,831	45,519	46,363	45,437	44,853	45,607
Wireless services	50,383	33,703	23,705	–	–	–
Information and communications technology services	1,509	948	469	–	–	–
	97,723	80,170	70,537	45,437	44,853	45,607
OPERATING EXPENSES
Depreciation and amortization (Note 8)	28,474	24,195	21,547	12,977	12,917	12,676
Compensation and benefits (Note 16)	11,411	10,191	9,022	6,927	6,987	7,080
Selling and promotions	8,843	8,069	7,837	1,333	1,284	1,301
Maintenance (Note 15)	4,816	4,088	4,119	2,935	2,803	2,930
Provision for doubtful accounts (Note 6)	4,048	4,024	3,184	3,511	3,311	2,868
Rent (Note 15)	3,130	2,927	2,347	1,784	1,671	1,743
Professional and other service fees (Note 15)	1,879	1,669	1,682	1,021	1,005	1,007
Insurance and security	1,506	1,232	1,028	741	636	545
Taxes and licenses (Note 21)	1,118	856	752	578	504	396
Provision for inventory obsolescence	340	390	201	237	–	–
Other operating costs (Note 15)	2,090	1,857	2,317	904	803	1,334
	67,655	59,498	54,036	32,948	31,921	31,880
NET OPERATING INCOME	30,068	20,672	16,501	12,489	12,932	13,727
INTEREST EXPENSE AND RELATED ITEMS – NET (Notes 8, 10 and 12)	(11,425)	(12,664)	(13,447)	(10,039)	(10,837)	(10,825)
EQUITY SHARE IN NET INCOME (LOSSES) OF INVESTEES, INCLUDING GOODWILL AMORTIZATION AND PROVISION FOR IMPAIRMENT IN VALUE OF INVESTMENTS (Note 9)	(1,672)	(4,178)	(559)	13,036	826	273
INTEREST INCOME	509	234	362	126	69	184
OTHER INCOME (EXPENSES) – NET (Notes 3, 6, 15, 17 and 22)	(5,963)	488	(898)	(5,017)	867	49
INCOME BEFORE INCOME TAX AND MINORITY INTEREST IN NET LOSSES (INCOME) OF CONSOLIDATED SUBSIDIARIES	11,517	4,552	1,959	10,595	3,857	3,408
PROVISION FOR (BENEFIT FROM) INCOME TAX (Note 18)	242	1,592	1,034	(587)	854	708
INCOME BEFORE MINORITY INTEREST IN NET INCOME (LOSSES) OF CONSOLIDATED SUBSIDIARIES	11,275	2,960	925	11,182	3,003	2,700
MINORITY INTEREST IN NET LOSSES (INCOME) OF CONSOLIDATED SUBSIDIARIES	(93)	43	1,775	–	–	–
NET INCOME	11,182	3,003	2,700	11,182	3,003	2,700
Earnings Per Common Share (Note 19)
Basic	55.74	8.03	7.10	55.74	8.03	7.10
Diluted	53.73	8.03	7.10	53.73	8.03	7.10

See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Years Ended December 31, 2003, 2002 and 2001

(in million pesos)

	Preferred Stock	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Balances at January 1, 2001
As previously reported	3,921	843	48,880	31,407	85,051
Effect of change in accounting policy on preoperating expenses (Note 3)	–	–	–	(58)	(58)
As restated	3,921	843	48,880	31,349	84,993
Net income for the year
As previously reported	–	–	–	2,828	2,828
Effect of change in accounting policy on preoperating expenses (Note 3)	–	–	–	(128)	(128)
As restated	–	–	–	2,700	2,700
Cash dividends	–	–	–	(1,666)	(1,666)
Issuance of capital stock – net (Note 14)	321	2	25	–	348
Balances at December 31, 2001 (As restated – Note 3)	4,242	845	48,905	32,383	86,375
Balances at January 1, 2002
As previously reported	4,242	845	48,905	32,569	86,561
Effect of change in accounting policy on preoperating expenses (Note 3)				(186)	(186)
As restated	4,242	845	48,905	32,383	86,375
Net income for the year
As previously reported	–	–	–	3,118	3,118
Effect of change in accounting policy on preoperating expenses (Note 3)	–	–	–	(115)	(115)
As restated	–	–	–	3,003	3,003
Cash dividends	–	–	–	(1,683)	(1,683)
Partial redemption of Series IV Preferred Stock (Note 14)	(72)	–	–	–	(72)
Issuance of capital stock – net (Note 14)	414	2	48	–	464
Balances at December 31, 2002 (As restated – Note 3)	4,584	847	48,953	33,703	88,087
Balances at January 1, 2003
As previously reported	4,584	847	48,953	34,004	88,388
Effect of change in accounting policy on preoperating expenses (Note 3)	–	–	–	(301)	(301)
Effect of change in accounting policy on provisions and contingencies (Notes 3 and 21)	–	–	–	(3,469)	(3,469)
As restated	4,584	847	48,953	30,234	84,618
Net income for the year	–	–	–	11,182	11,182
Cash dividends	–	–	–	(1,751)	(1,751)
Issuance of capital stock – net (Note 14)	32	–	64	–	96
Balances at December 31, 2003	4,616	847	49,017	39,665	94,145

See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2003, 2002 and 2001

(in million pesos)

	Consolidated			Non-Consolidated
	2003	2002	2001	2003	2002	2001
		(As restated – Note 3)			(As restated – Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES

Income before income tax and minority interest in net income (losses) of consolidated subsidiaries	11,517	4,552	1,959	10,595	3,857	3,408
Adjustments for:
Depreciation and amortization	28,474	24,195	21,547	12,977	12,917	12,676
Provision for doubtful accounts	4,048	4,024	3,184	3,511	3,311	2,868
Provision for inventory obsolescence	340	390	201	237	–	–
Equity share in net losses (income) of investees, including goodwill amortization and provision for impairment in value of investment	1,672	4,178	559	(13,036)	(826)	(273)
Others	4,218	1,139	(123)	2,403	(141)	–
Interest expense	11,425	12,664	13,447	10,039	10,837	10,825
Interest income	(509)	(234)	(362)	(126)	(69)	(184)
Operating income before working capital changes	61,185	50,908	40,412	26,600	29,886	29,320
Decrease (increase) in:
Receivables	(3,671)	2,896	576	(781)	(1,621)	(1,873)
Inventories and supplies	1,751	300	(1,109)	959	976	(957)
Prepayments and other current assets	(273)	379	(289)	161	(253)	(351)
Increase (decrease) in:
Accounts payable	(1,320)	(2,917)	(263)	(1,437)	(1,155)	(1,017)
Accrued expenses and other current liabilities	787	1,732	1,814	(90)	433	899
Cash generated from operations	58,459	53,298	41,141	25,412	28,266	26,021
Income taxes paid	(2,453)	(353)	(1,009)	(538)	(181)	(974)
Net cash provided by operating activities	56,006	52,945	40,132	24,874	28,085	25,047
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(16,897)	(14,214)	(28,490)	(5,239)	(5,759)	(8,246)
Proceeds from disposal of property, plant and equipment	225	233	164	165	133	67
Interest paid – capitalized to property, plant and equipment	(887)	(1,343)	(2,404)	(861)	(1,173)	(1,505)
Purchase of investments	(197)	(606)	(1,569)	–	(604)	(4,351)
Proceeds from disposal of investments	107	2	44	–	2,569	–
Dividends received	–	–	–	6,202	1,636	96
Decrease (increase) in other noncurrent assets	(2,339)	(1,108)	(973)	(1,310)	(823)	1,000
Interest received	480	226	385	124	68	187
Net cash used in investing activities	(19,508)	(16,810)	(32,843)	(919)	(3,953)	(12,752)
(Forward)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

STATEMENTS OF CASH FLOWS (continued)

For the Years Ended December 31, 2003, 2002 and 2001

(in million pesos)

	Consolidated			Non-Consolidated
	2003	2002	2001	2003	2002	2001
		(As restated – Note 3)			(As restated – Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt	15,361	32,596	17,045	11,797	26,371	5,383
Payments of long-term debt	(31,017)	(38,368)	(15,829)	(23,425)	(32,521)	(13,629)
Proceeds from notes payable	3,135	8,058	13,551	2,170	638	2,520
Payments of notes payable	(1,698)	(13,802)	(11,970)	(896)	(1,870)	(589)
Interest paid – net of capitalized portion	(11,659)	(13,018)	(15,280)	(10,163)	(10,980)	(11,903)
Cash dividends paid	(1,603)	(1,582)	(1,821)	(1,603)	(1,581)	(1,820)
Increase (decrease) in deferred credits and other noncurrent liabilities	(698)	(3,755)	1,208	(870)	(2,854)	1,971
Proceeds from issuance of capital stock	96	464	232	96	464	232
Redemption of preferred stock	–	(72)	–	–	(72)	–
Net cash used in financing activities	(28,083)	(29,479)	(12,864)	(22,894)	(22,405)	(17,835)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(28)	97	24	52	102	95
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,387	6,753	(5,551)	1,113	1,829	(5,445)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	10,876	4,123	9,674	4,165	2,336	7,781
CASH AND CASH EQUIVALENTS AT END OF YEAR	19,263	10,876	4,123	5,278	4,165	2,336

See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

NOTES TO FINANCIAL STATEMENTS

1.        Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. In 1967, effective control of PLDT was sold by General Telephone and Electronics Corporation (a major stockholder since PLDT’s incorporation) to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, or PSE, and prior to October 19, 1994, were listed and traded on the American Stock Exchange and Pacific Exchange in the United States. On October 19, 1994, an American Depositary Receipts, or ADRs, facility was established pursuant to which Citibank N.A., as depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share. JP Morgan Chase Bank has been appointed as successor depositary for PLDT’s ADRs effective February 10, 2003. The ADSs are listed and traded on the New York Stock Exchange and the Pacific Exchange in the United States.

PLDT’s charter, like those of all other Philippine corporations, was initially limited to a period of 50 years but has since been extended twice for 25 years each, the last extension being for an additional

25-year period to 2028. Under its amended charter (Republic Act No. 7082), which became effective on August 24, 1991, PLDT is authorized to provide virtually every type of telecommunications service, both within the Philippines and between the Philippines and other countries.

PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered by PLDT and certain rates charged by PLDT.

As of December 31, 2003, we had 18,191 employees on a consolidated basis and 10,230 on a non-consolidated basis. As of December 31, 2002, we had 19,139 and 12,131 employees on a consolidated and non-consolidated basis, respectively.

The registered office address of PLDT is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

Our financial statements as of and for the year ended December 31, 2003 were reviewed by and authorized for issuance by the Board of Directors on February 19, 2004.

2.        Basis of Financial Statement Preparation

Our financial statements have been prepared in conformity with generally accepted accounting principles in the Philippines, or Philippine GAAP, based on the historical cost convention.

Our consolidated financial statements include the financial statements of PLDT and those of the following subsidiaries (collectively, the PLDT Group), which were all incorporated in the Philippines except for PLDT Global Corporation, which was incorporated in the British Virgin Islands.

		Percentage of Ownership
Name of Subsidiary/Investee	Principal Activity	2003	2002

Fixed Line
PLDT Clark Telecom, Inc., or Clark Telecom	Telecommunications services	100.0	100.0
Subic Telecommunications Company, Inc., or Subic Telecom	Telecommunications services	100.0	100.0
Smart–NTT Multimedia, Inc., or SNMI	Data and network services	100.0	100.0
PLDT Global Corporation, or PLDT Global, and subsidiaries	Telecommunications services	100.0	100.0
PLDT Maratel, Inc. (formerly Maranao Telephone Company, Inc.), or Maratel	Telecommunications services	97.5	97.5
Bonifacio Communications Corporation, or BCC	Telecommunications, infrastructure and related value-added services	75.0	37.5

Wireless
Smart Communications, Inc., or Smart, and subsidiaries	Cellular mobile services	100.0	100.0
Telesat, Inc., or Telesat	Satellite communications services	94.4	94.4
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Satellite phone services	88.5	88.5
Mabuhay Satellite Corporation (formerly Mabuhay Philippines Satellite Corporation), or Mabuhay Satellite	Satellite communications services	67.0	67.0

Information and Communications Technology
ePLDT, Inc., or ePLDT, and subsidiaries	Information and communications infrastructure for internet-based services, e-commerce, call centers and IT-related services	100.0	100.0

Subsidiaries are consolidated from the date when control is transferred to the PLDT Group and cease to be consolidated from the date when control is transferred out of the PLDT Group.

We prepare consolidated financial statements using uniform accounting policies for like transactions and other events in similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated.

Minority interests represent the equity interests in Maratel, BCC, Telesat and Mabuhay Satellite not held by the PLDT Group.

Investments in Shares of Stock

Investments in shares of stock of companies where our ownership interest ranges from 20% to 50% on the consolidated financial statements and 20% or more on the non-consolidated financial statements (collectibly referred to as associates), except for the investments in Pilipino Telephone Corporation, or Piltel, (see Note 9 – Investments), are accounted for under the equity method of accounting. These are entities in which we have a significant influence and which are neither a subsidiary nor a joint venture of the PLDT Group. Under the equity method, our investments in associates are carried in the balance sheets at cost plus post-acquisition changes in our share in net assets of associates, less impairment in value, if any. The statements of income reflect our share in the results of operations of associates. Unrealized gains arising from transactions with our associates are eliminated to the extent of our interests in associates, against our investments in associates. Our investments in associates include goodwill (net of accumulated amortization) on acquisition, which are treated in accordance with the accounting policy for goodwill, see Note 4 – Summary of Significant Accounting Policies.

Other investments in companies over which we exercise no significant influence and for which control is temporary are stated at cost, less allowance for any significant and permanent decline in market value.

3.      Accounting Changes

Adoption of Statements of Financial Accounting Standards, or SFAS, 37/International Accounting Standards, or IAS, 37 “Provisions, Contingent Liabilities and Contingent Assets”

The Accounting Standards Council, or ASC, approved the adoption of SFAS 37/IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, which became effective in the Philippines for financial statements covering periods beginning on or after January 1, 2003. SFAS 37/IAS 37 requires that provisions be recognized when (i) an enterprise has a present obligation (legal or constructive) as a result of a past event; (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (iii) a reliable estimate can be made of the amount of the obligation. SFAS 37/IAS 37 also provides that present obligations under onerous contracts are required to be recognized and measured as a provision. The Standard defines an onerous contract as a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract.

SFAS 37/IAS 37 prescribes the retroactive adjustment to the opening balance of retained earnings for the period in which the Standard is first adopted. As allowed under the transitory provisions, we elected not to adjust the opening balance of retained earnings for the earliest period presented and not to restate comparative information.

We made a reasonable estimate of the amount necessary in the event the obligations stated below, and as discussed in Note 21– Provisions and Contingencies, shall be settled and have made the appropriate provisions in our financial statements (see Note 13 – Deferred Credits and Other Noncurrent Liabilities) as of December 31, 2003.

(i) NTC supervision and regulation fees;

(ii) Local business tax assessments; and

(iii) Air Time Purchase Agreement with ACeS International Limited, or AIL.

The effect of the application of SFAS 37/IAS 37 was a reduction of Php3,469 million in beginning retained earnings in 2003.

Adoption of SFAS 38/IAS 38 “Intangible Assets”

The ASC approved the adoption of SFAS 38/IAS 38 “Intangible Assets”, which became effective in the Philippines for financial statements covering periods beginning on or after January 1, 2003. SFAS 38/IAS 38 requires that expenditures on research, start-up, training, advertising and relocation be expensed as incurred. Further, SFAS 38/IAS 38 prescribes the retroactive adjustment of unamortized intangible assets to the beginning retained earnings of 2003 and the restatement of comparative prior period financial statements.

As of January 1, 2003, ePLDT’s and certain of its subsidiaries’ consolidated unamortized preoperating expenses amounted to Php311 million, of which Php301 million, representing ePLDT’s equity interest, was retroactively adjusted to the beginning retained earnings. Preoperating expenses incurred for the year ended December 31, 2003 were charged to operations. The effect of the application of SFAS 38/IAS 38 was a decrease of Php115 million and Php128 million in the consolidated and non-consolidated net income for the years ended December 31, 2002 and 2001, respectively, and reductions in beginning retained earnings amounting to Php301 million in 2003, Php186 million in 2002 and Php58 million in 2001. No tax effect adjustment was considered in the application of SFAS 38/IAS 38 due to income tax holiday incentives enjoyed by ePLDT and certain of its subsidiaries.

4.      Summary of Significant Accounting Policies

Our significant accounting policies and practices are discussed below to facilitate the understanding of our financial statements:

Revenue Recognition

Revenues for services are stated at amounts invoiced to customers and exclude value-added tax. We provide fixed-line communication services, wireless communication services, and information and communications technology services. We provide such services to business, residential, payphone and wireless customers. Revenues, which exclude value-added tax, represent the value of fixed consideration that have been received or are receivable. Revenues are recognized when there is evidence of an arrangement, collectibility is reasonably assured, and the delivery of the product or service has occurred.

Subscriptions

We provide telephone and data communication services under postpaid and prepaid payment arrangements. Revenues include fees for installation and activation.

Air time, traffic and value-added services

Prepaid service revenues collected in advance are deferred and recognized based on the earlier of actual usage or upon expiration of the usage period. Payphone service revenues are recognized upon provision of service. Interconnection revenues for call termination, call transit, and network usage are recognized in the period the traffic occurs. Revenues related to local, long distance, network-to-network, roaming and international call connection services are recognized when the calls are placed or connections are provided, net of amounts payable to other telecommunication carriers for terminating calls in their territories. Revenues related to products and value-added services are recognized upon delivery of the product or service.

Equipment sales

Sales of communication equipment are recognized upon delivery to the customer.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from the date of acquisition and that are subject to an insignificant risk of change in value.

Receivables

Receivables are stated at face value, net of allowance for doubtful accounts.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is maintained at a level considered adequate to provide for potentially uncollectible receivables. The level of allowance is based on historical collection, write-off experience, current economic trends, changes in our customer payment terms, age status of receivables and other factors that may affect collectibility. An evaluation of the receivables, designed to identify potential charges to the allowance, is performed on a continuous basis. The allowance is established by charges to income in the form of provision for doubtful accounts. Such provision is computed as a certain percentage of operating revenues.

Inventories and Supplies

Inventories and supplies which include, among others, cellular phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost or net realizable value.

Cost is determined using the moving average method. Net realizable value is the current replacement cost.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation, amortization and any impairment in value.

The initial cost of property, plant and equipment comprises its purchase price and any costs directly attributable to bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of property, plant and equipment. Cost also includes interest on borrowed funds used during the construction period and capitalized foreign exchange losses related to foreign currency-denominated liabilities used to acquire such assets, net of foreign exchange gains on restatement of monetary assets. When assets are sold or retired, their costs and accumulated depreciation, amortization and impairment losses, if any, are eliminated from the accounts and any gain or loss resulting from their disposal is included in the statements of income of such period.

Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives of the assets:

Property, Plant and Equipment	Estimated Useful Lives

Cable and wire facilities	20 – 25 years
Central office equipment	15 – 20 years
Cellular facilities	10 years
Buildings	25 – 40 years
Vehicles and other work equipment	5 – 10 years
Furniture	3 – 10 years
Communications satellites	15 years
Information origination/termination equipment	5 – 15 years
Land improvements	10 years

The useful lives and depreciation and amortization method are reviewed periodically to ensure that the period and method of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Property under construction is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Property under construction is not depreciated until such time that the relevant assets are completed and put into operational use.

Borrowing costs that are directly attributable to the construction of plant and equipment are capitalized during the construction period, see Note 8 – Property, Plant and Equipment.

Impairment of Assets

Property, plant and equipment, investments, goodwill and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in the statements of income. The recoverable amount is the higher of an asset’s net selling price or value in use. The net selling price is the amount obtainable from the sale of an asset in an arm’s–length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit to which the asset belongs. Reversal of impairment losses recognized in prior years is recorded when there is an indication that the impairment losses recognized for the asset no longer exist or have decreased. The reversal is recorded as income. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognized to the extent it does not exceed the carrying amount that would have been determined had the impairment loss not been recognized for that asset in prior years.

Goodwill

Goodwill, included under “Other noncurrent assets” in the consolidated balance sheets, represents the excess of acquisition cost over the fair value of identifiable net assets of a subsidiary at the date of acquisition. With respect to an investment in subsidiaries, goodwill is included in the carrying amount of the investment. Goodwill is amortized on a straight-line basis over the estimated useful economic life up to a maximum of five years. It is stated at cost less accumulated amortization and any impairment in value.

Deferred Charges

Issuance costs, underwriting fees and related expenses incurred in connection with the issuance of debt instruments are deferred and amortized using the effective interest method. Deferred charges are included under “Other noncurrent assets” in the balance sheets.

Notes Payable

Notes payable are presented net of related discounts. Discounts are amortized over the life of the notes using the straight line method.

Provisions

Beginning 2003, we recognize provisions when we have obligations, legal or constructive, as a result of past events, if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an additional provision (see Note 3 – Accounting Change – Adoption of SFAS 37/IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”).

Leases

Operating lease payments are recognized as an expense in the statements of income based on the terms of the agreement (see New Accounting Standards Effective Subsequent to 2003, SFAS 17/IAS 17, “Leases”).

Borrowing Costs

Borrowing costs are generally expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, as well as differences arising from foreign currency borrowings used to finance these projects to the extent that they are regarded as an adjustment to interest cost.

Retirement Costs

PLDT and Smart have funded noncontributory retirement plans, administered by the respective companies’ Trustee, covering permanent employees. Retirement costs are actuarially determined using the projected unit credit of accrued benefit valuation method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries. Retirement costs include current service cost plus amortization of past service cost, experience adjustments and changes in actuarial assumptions over the expected average remaining working lives of the covered employees.

PLDT’s other subsidiaries provide for estimated retirement benefits required to be paid under Republic Act, or R.A. No. 7641 to qualified employees. The benefit is computed as a certain percentage of basic monthly salary for every year of service.

Foreign Currency Transactions and Translations

Transactions in foreign currencies are recorded in Philippine pesos by applying to the foreign currency amount the spot exchange rate prevailing at the transaction date. Foreign exchange gains or losses arising on the spot settlements or restatement of monetary items at rates different from those at which they were initially recorded during the period or presented in the previous financial statements are recorded in the statements of income in the period in which they arise, except for exchange losses arising from borrowed funds used and liabilities incurred to finance the acquisition of property, plant and equipment, net of foreign exchange gains from all other foreign currency monetary items, if any, which are capitalized to the appropriate property, plant and equipment accounts, see – New Accounting Standards Effective Subsequent to 2003, SFAS 21/IAS 21, “The Effects of Changes in Foreign Exchange Rates”.

Financial statements of consolidated foreign subsidiaries that are integral to the operations of the PLDT Group are translated as if the transactions of the foreign operation had been those of the PLDT Group. At each balance sheet date, foreign currency monetary items are translated using the closing rate, nonmonetary items which are carried at historical cost are translated using the historical rate as of the date of acquisition and nonmonetary items which are carried at fair value are translated using the exchange rate that existed when the values were determined. Income and expense items are translated at the exchange rates on the dates of the transactions. Resulting exchange differences are recognized in the statements of income.

Financial Instruments

PLDT and Smart use forward exchange contracts (including cash collateralized forwards used by Smart) to hedge foreign currency assets, liabilities and firm commitments. Translation gains or losses on these forward exchange contracts are computed by multiplying the forward notional amounts by the difference between the spot exchange rates prevailing on balance sheet dates and the spot exchange rates on the contract inception dates (or the last reporting dates). The resulting gains or losses are offset against the translation losses or gains on the underlying hedged transactions. Any premium or discount is amortized over the period of the contract and charged or credited to current operations. For short-term forward transactions, the contracted forward rates are used to record the underlying hedged transactions.

For the cash collateralized forward contracts of Smart, such cash collateral is recorded as a receivable from the counterparty bank and presented as part of “Receivables” account in the consolidated balance sheets. Payment of cash collateral entitles Smart to a discount on the contracted forward rate. The discount is recognized as income over the term of the related forward exchange contract.

PLDT also enters into currency swap contracts to hedge the currency risk on its fixed rate notes. With these swaps, PLDT effectively converts its U.S. dollar notes to peso notes. Thus, the underlying notes are no longer revalued to spot exchange rates on balance sheet date but are recorded at the hedged exchange rates. Swap costs due on the contracts are accrued as of balance sheet date.

PLDT also utilizes various structures incorporating currency option (both buy and sell) contracts to hedge the currency risk on its fixed rate notes and other short-term obligations. These contracts provide PLDT the right to purchase or the obligation to sell foreign currency at pre-determined prices. Premium payments due on the contracts are amortized over the contract term and charged to current operations. Changes in the options’ intrinsic values are also charged or credited to current operations.

Interest rate swap agreements are entered into to manage exposure to interest rate fluctuations. Net income/expense on the swaps is accrued as of balance sheet date.

Unrealized mark-to-market gains and losses on outstanding derivatives entered into as hedges are not included in the determination of net income but are disclosed in the related notes to financial statements.

Other derivative financial instruments entered into that are not designated as hedges are marked to market, with the revaluation gains and losses credited or charged to current operations.

Income Taxes

Deferred income tax is provided using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to: (a) temporary differences between the financial reporting bases of assets and liabilities and their related tax bases; (b) net operating loss carryover, or NOLCO; and (c) the carryforward benefit of the excess of the minimum corporate income tax, or MCIT, over the regular corporate income tax. Deferred tax assets and liabilities are measured using the tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled and NOLCO and MCIT are expected to be applied. A valuation allowance is provided for deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. See – New Accounting Standards Effective Subsequent to 2003, SFAS 12/IAS 12, “Income Taxes”.

Earnings Per Common Share

Basic earnings per share, or EPS, is calculated by dividing the net income for the year attributable to common shareholders (net income less dividends on all series of preferred shares) by the weighted average number of common shares outstanding during the year, after giving retroactive effect to any stock dividend declarations.

Diluted EPS is calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the year, all outstanding options are exercised and convertible preferred shares are converted to common shares. Outstanding stock options will have a dilutive effect under the treasury stock method only when the average market price of the underlying common share during the period exceeds the exercise price of the option.

Where the effects of the assumed conversion of the preferred shares and the exercise of all outstanding options have anti-dilutive effect, basic and diluted EPS are stated at the same amount.

If the required dividends to be declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, would decrease the basic EPS, then such convertible preferred shares would be deemed dilutive. As such, the diluted EPS will be calculated by dividing net income attibutable to common shareholders (net income less dividends on the non-dilutive preferred shares) by the weighted average common shares including the common share equivalent arising from dilutive convertible preferred shares.

Segment Reporting

Segment assets include operating assets used by a segment and consist principally of operating cash, receivables, inventories and property, plant and equipment, net of allowances and provisions. Segment liabilities include all operating liabilities and consist principally of accounts payable, accrued expenses and long-term debt. Segment assets and liabilities do not include deferred income taxes.

Segment revenues, segment expenses and segment performance include transfers between business segments. The transfers are accounted for at competitive market prices charged to unaffiliated customers for similar products. Such transfers are eliminated in our consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and revenue and expenses during the period reported. Actual results could differ from our estimates.

Adoption of New SFAS/IAS

We adopted the following SFAS/IAS, which became effective on January 1, 2003:

•         SFAS 10/IAS 10, “Events After the Balance Sheet Date”;

•         SFAS 22/IAS 22, “Business Combinations”;

•         SFAS 37/IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”; and

•         SFAS 38/IAS 38, “Intangible Assets”.

The effects of adopting SFAS 37/IAS 37 and SFAS 38/IAS 38 are discussed in Note – 3, Accounting Changes. Additional disclosure requirements by the new standards are included in the financial statements where applicable.

New Accounting Standards Effective Subsequent to 2003

The ASC has approved the following accounting standards, which will be effective subsequent to 2003:

•         SFAS 12/IAS 12, “Income Taxes”, which prescribes the accounting treatment for current and noncurrent deferred income taxes. The standard requires the use of a balance sheet liability method in accounting for deferred income taxes. It requires the recognition of a deferred tax liability and, subject to certain conditions, a deferred tax asset, for all temporary differences with certain exceptions. The standard provides for the recognition of a deferred tax asset when it is probable that taxable income will be available against which the deferred tax asset can be used. It also provides for the recognition of a deferred tax liability with respect to asset revaluations. We will adopt SFAS 12/IAS 12 when it becomes effective in 2004 and we are currently evaluating any effect that the adoption of this accounting standard may have on our financial position and results of operations;

•         SFAS 17/IAS 17, “Leases”, which prescribes the accounting policies and disclosures to be applied to finance and operating leases. Finance leases are those that transfer substantially all risks and rewards of ownership to the lessee. The standard provides certain guidelines on assessing whether leases or similar agreements would qualify as finance leases. We will adopt SFAS 17/IAS 17 when it becomes effective in 2004 and we are currently evaluating any effect the adoption of this accounting standard may have on our financial position and results of operations; and

•         SFAS 21/IAS 21, “The Effects of Changes in Foreign Exchange Rates”, which provides restrictive conditions for the capitalization of foreign exchange losses. As of December 31, 2003, undepreciated capitalized foreign exchange losses on a consolidated and non-consolidated basis included in property, plant and equipment amounted to Php61,028 million and Php54,661 million, respectively. Upon adoption in 2005 of SFAS 21/IAS 21, the proposed treatment is to adjust any undepreciated capitalized foreign exchange losses, net of exchange losses that qualify as borrowing cost and income tax effect, against beginning retained earnings, to the extent that amounts capitalized do not meet the conditions under the new standard, and to restate prior years’ financial statements. As of December 31, 2003, undepreciated capitalized foreign exchange losses that qualify as borrowing costs amount to approximately Php29 billion on a consolidated basis and Php24 billion on a non-consolidated basis.

5.      Cash and Cash Equivalents

This account consists of:

	Consolidated		Non-Consolidated
	2003	2002	2003	2002
	(in million pesos)
Cash on hand and in banks	2,627	2,884	512	856
Temporary investments	16,636	7,992	4,766	3,309
	19,263	10,876	5,278	4,165

Cash in banks earns interest at prevailing bank deposit rates. Temporary investments are made for varying periods of up to one month depending on our immediate cash requirements, and earn interest at prevailing short-term deposit rates.

6.      Receivables

This account consists of receivables from:

	Consolidated		Non-Consolidated
	2003	2002	2003	2002
	(in million pesos)
Customers and carriers	28,662	26,683	22,603	22,601
Others	2,777	1,948	2,168	2,758
	31,439	28,631	24,771	25,359
Less allowance for doubtful accounts	11,923	8,503	9,031	5,983
	19,516	20,128	15,740	19,376

Receivables from carriers represent receivables arising from interconnection agreements with other telecommunications carriers. The aforementioned receivable balances are shown net of related payables to the same telecommunications carriers.

On October 10, 2002, PLDT entered into a Receivables Purchase Deed, or RPD, with a foreign financial institution, or the Purchaser, under which PLDT agreed (1) to sell its receivables from certain eligible foreign carriers for an advance payment of US$50 million and (2) to service, administer and collect the receivables on behalf of the Purchaser. Under the RPD, the Purchaser has no recourse to PLDT should the eligible carrier fail or refuse to settle the assigned/purchased receivables, except when PLDT commits a breach on its representations and warranties under the RPD.

In 2003 and 2002, sale of receivables under the RPD amounted to US$11 million (Php608 million) and US$3 million (Php165 million), respectively.

7.      Inventories and Supplies

This account consists of:

	Consolidated		Non-Consolidated
	2003	2002	2003	2002
	(in million pesos)
Spare parts and supplies	1,318	2,281	1,308	2,272
Terminal and cellular phone units	1,265	2,211	362	369
Others	486	456	80	68
	3,069	4,948	1,750	2,709
Less allowance for inventory obsolescence	648	437	237	–
	2,421	4,511	1,513	2,709

Spare parts and supplies issued to various projects are included as part of property under construction shown under “Property, Plant and Equipment.”

8.      Property, Plant and Equipment

This account consists of:

Cable and wire facilities		Central office equipment	Cellular facilities	Buildings	Vehicles, furniture, and other work equipment	Communications satellites	Information origination/ termination equipment	Land and land improvements	Property under construction	Total
(in million pesos)
Consolidated
At December 31, 2002
Cost	111,290	97,414	55,632	24,874	18,838	10,767	5,705	2,637	20,170	347,327
Accumulated depreciation, amortization and impairment	(23,777)	(31,717)	(18,587)	(4,184)	(11,690)	(3,088)	(2,108)	(264)	–	(95,415)
Net book value	87,513	65,697	37,045	20,690	7,148	7,679	3,597	2,373	20,170	251,912
Year ended December 31, 2003
Opening net book value	87,513	65,697	37,045	20,690	7,148	7,679	3,597	2,373	20,170	251,912
Additions/Transfers	6,838	6,922	8,626	697	4,909	202	455	5	(5,622)	23,032
Disposals/Retirement	(29)	(154)	(60)	–	(412)	(1,225)	(173)	(23)	(98)	(2,174)
Depreciation, amortization and impairment	(5,739)	(6,696)	(11,204)	(915)	(2,432)	(742)	(653)	(43)	(1)	(28,425)
Closing net book value	88,583	65,769	34,407	20,472	9,213	5,914	3,226	2,312	14,449	244,345
At December 31, 2003
Cost	117,991	104,098	63,488	25,544	23,393	10,392	5,733	2,619	14,525	367,783
Accumulated depreciation, amortization and impairment	(29,408)	(38,329)	(29,081)	(5,072)	(14,180)	(4,478)	(2,507)	(307)	(76)	(123,438)
Net book value	88,583	65,769	34,407	20,472	9,213	5,914	3,226	2,312	14,449	244,345

Non-Consolidated
At December 31, 2002
Cost	101,912	96,245	–	23,143	11,358	–	5,441	2,116	18,652	258,867
Accumulated depreciation, amortization and impairment	(22,685)	(31,377)	–	(3,544)	(8,290)	–	(2,013)	(236)	–	(68,145)
Net book value	79,227	64,868	–	19,599	3,068	–	3,428	1,880	18,652	190,722
Year ended December 31, 2003
Opening net book value	79,227	64,868	–	19,599	3,068	–	3,428	1,880	18,652	190,722
Additions/Transfers – net	5,286	6,749	–	535	3,403	–	396	–	(5,780)	10,589
Disposals/Retirement	(18)	(154)	–	–	(23)	–	(44)	(12)	–	(251)
Depreciation, amortization and impairment	(4,255)	(6,518)	–	(661)	(931)	–	(604)	(22)	–	(12,991)
Closing net book value	80,240	64,945	–	19,473	5,517	–	3,176	1,846	12,872	188,069
At December 31, 2003
Cost	107,046	102,768	–	23,656	14,606	–	5,410	2,104	12,872	268,462
Accumulated depreciation, amortization and impairment	(26,806)	(37,823)	–	(4,183)	(9,089)	–	(2,234)	(258)	–	(80,393)
Net book value	80,240	64,945	–	19,473	5,517	–	3,176	1,846	12,872	188,069

Substantially all our telecommunications equipment is purchased outside the Philippines. A significant source of financing for such purchases are foreign loans requiring repayment in currencies other than Philippine pesos, principally in U.S. dollars (see Note 12 – Long-term Debt). Interest, using an average capitalization rate of 8%, and net foreign exchange losses capitalized to property, plant and equipment for the years ended December 31, 2003, 2002 and 2001 were as follows:

	Consolidated			Non-Consolidated
	2003	2002	2001	2003	2002	2001
	(in million pesos)
Interest	887	1,343	2,404	861	1,173	1,505
Foreign exchange losses - net	5,434	4,024	4,240	4,629	3,876	3,338

As of December 31, 2003, 2002 and 2001, the undepreciated capitalized net foreign exchange losses amounted to Php61,028 million, Php62,049 million and Php64,910 million, respectively, on a consolidated basis and amounted to Php54,661 million, Php54,395 million and Php56,215 million, respectively, on a non-consolidated basis.

In 2003, our depreciation and amortization charges increased by Php4,279 million substantially due to an increase in our wireless business’ depreciable asset base, a change in the estimated useful life of certain of Smart’s network assets owing to continuing network expansion and upgrade, and an increase in depreciation charges of capitalized foreign exchange losses from revaluation of net dollar liabilities. Depreciation and amortization of our wireless business account for 52% of our consolidated depreciation and amortization charges.

In June 2003, ACeS Philippines recognized an impairment provision of Php974 million in respect of certain equipment in relation to the business of AIL after having determined certain factors which raised substantial doubt about AIL’s ability to continue as a going concern. See Note 9 – Investments for further discussion.

Under the terms of certain loan agreements and other debt instruments, PLDT may not create, incur, assume or permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

9.       Investments

This account consists of:

	Consolidated		Non-Consolidated
	2003	2002	2003	2002 (As restated – Note 3)
	(in million pesos)
Investments in shares of stock:
Cost:
Common	5,817	5,810	26,365	26,314
Preferred	9,238	9,308	18,292	18,296
	15,055	15,118	44,657	44,610
Less cost of investment in Piltel	(11,691)	(11,689)	(11,691)	(11,689)
	3,364	3,429	32,966	32,921
Accumulated equity in net income (losses) of investees and provision for impairment in value of investment at end of the year	(13,445)	(11,798)	357	(7,237)
Less accumulated equity in net losses and provision for
impairment in value of investment in Piltel	11,691	11,689	11,691	11,689
Net accumulated equity in net income
(losses) of investees and provision for impairment in value of investment at end of the year (Note 14)	(1,754)	(109)	12,048	4,452
Total cost and accumulated equity in net income of investees and provision for impairment in value of investment at end of the year	1,610	3,320	45,014	37,373
Investment in debt securities	–	2,150	–	2,052
Total	1,610	5,470	45,014	39,425

Investments in shares of stock:

At equity:
Smart	–	–	42,161	32,205
Mabuhay Satellite	–	–	1,508	1,299
Subic Telecom	–	–	348	728
ePLDT	–	–	263	631
Clark Telecom	–	–	210	221
Telesat	–	–	190	179
SNMI	–	–	112	115
Maratel	–	–	96	75
BCC	–	–	74	–
PLDT Global	–	–	3	3
ACeS Philippines	–	–	–	1,822
Others	54	32	–	–
	54	32	44,965	37,278
At cost:
Mabuhay Space Holdings Limited, net of permanent decline in value of investment in 2003	839	885	–	–
Stradcom International Holdings, Inc.	629	616	–	–
AIL, net of permanent decline in value of investment in 2003	–	1,615	–	–
Others	88	172	49	95
	1,556	3,288	49	95
Total	1,610	3,320	45,014	37,373

The movements in our accumulated equity in net income (losses) of investees can be accounted for as follows:

	Consolidated		Non-Consolidated
	2003	2002	2003	2002 (As restated – Note 3)
		(in million pesos)
Beginning balance	(109)	(7,628)	4,452	(6,427)
Equity in net income (losses) of investees, including goodwill amortization and provision for impairment in value of investment for the year	(1,672)	(4,178)	13,036	826
Dividends received and others	27	8	(5,440)	(1,636)
Accumulated equity in net income (losses) of investees and impairment in value of investment at end of the year	(1,754)	(11,798)	12,048	(7,237)
Less accumulated equity in net losses and impairment in value of investment in Piltel	–	11,689	–	11,689
Net accumulated equity in net income (losses) of investees and impairment in value of investment	(1,754)	(109)	12,048	4,452

Subscription for Smart Preferred Shares

On December 9, 2002, PLDT transferred and conveyed to Smart certain inland and submarine domestic fiber optic cable loops, digital transmission equipment and corresponding network management systems with an aggregate net book value of Php4,138 million, as consideration and in exchange for 298 million preferred shares of Smart subscribed by PLDT at Php13.875 per share.

The preferred shares of Smart have the same dividend rights as its common shares and are convertible at any time at the option of the shareholder, at a conversion ratio of one common share for each preferred share. These preferred shares are redeemable at any time at the option of Smart, provided that the conversion right of the shareholder shall prevail over the redemption right of Smart.

On December 12, 2002, Smart redeemed 299 million out of 762 million preferred shares subscribed by PLDT in 2001 and 2000 at a redemption price of Php13.875 per share, or at a total redemption price of
Php4,150 million.

Investment in ePLDT

ePLDT was incorporated to serve as the principal corporate vehicle for PLDT’s information and communications technology initiatives and ventures. As of December 31, 2003, ePLDT held interests in a number of businesses, which include:

a.       Internet Data Center under the brand name VitroÔ;

b.       100% investment in Vocativ Systems Inc., a 722-seat call center facility that commenced full commercial operations in April 2002 exclusively for clients of a global provider of customer relationship management services;

c.       100% investment in Parlance Systems, Inc., a 522-seat call center facility that commenced full commercial operations in June 2002 exclusively for one of the largest direct-to-home satellite service providers in the United States for customer support and billing requirements;

d.       100% owned subsidiary, mySecureSign, Inc., a principal affiliate of VeriSign, Inc., which is the largest certification authority and issuer of digital certificates worldwide;

e.       100% owned subsidiary, iPlus Intelligent Network, Inc., which provides IT helpdesk/contact center solutions and terminals for credit, debit and cash card transaction;

f.        100% owned subsidiary, Sidera Technologies, Inc., which engages in the business of designing and managing reloadable chip-based cards. In March 2003, ePLDT had written off its investment, advances and related assets in Sidera Technologies, Inc. totaling Php213 million;

g.       99.6% investment in Infocom Technologies Inc., an Internet service provider;

h.       50% investment in ePDS, Inc., a bills printing company, which provides laser printing and enveloping services for statements, bills and invoices, and other value-added services to companies in the Philippines. ePDS, Inc. has an initial paid-up capital of Php11 million. ePDS was incorporated on June 30, 2003, through a joint venture agreement among ePLDT, DataPost Pte Ltd., or DataPost, and a subsidiary of Singapore Post and G3 Worldwide ASPAC, or Spring, the largest international mail services provider. Datapost and Spring owns 30% and 20%, respectively, of the remaining equity interest in ePDS;

i.         42.9% investment in Digital Paradise, Inc., an internet café business which assumed the assets and brand of Netopia. ePLDT’s 40% convertible debt in Netopia Computer Technologies, Inc. in 2002 was assigned to Digital Paradise, Inc., in exchange for a 41% equity interest in Digital Paradise, Inc. in 2003;

j.         22.5% interest in convertible securities of Stradcom International Holdings, Inc., the parent company of Stradcom Corporation which has an existing concession agreement with the Philippine government for the modernization of the Philippine Land Transportation Office, including the computerization of driver’s license issuance, vehicle registration and traffic adjudication systems;

k.       20.5% equity interest in the Philippine e-procurement joint venture, BayanTrade Dotcom, Inc.; and

l.         20% equity interest in Airborne Access Corporation, a pioneering wireless internet service provider, catering primarily to mobile professionals by delivering wireless internet access to its subscribers through more than 44 wireless access points throughout Metro Manila. Airborne Access Corporation has an initial paid-up capital of Php2 million.

On June 30, 2003, ePLDT sold its 51% interest in Contact World, Inc., a call center facility accommodating 200 seats and assigned its receivables from the same to Service Zone, Inc., a US-based call center operator, for a total consideration of US$700,000. Salmat Pty Limited of Australia was our previous joint venture partner in Contact World, a company engaged in the call center business.

On September 10, 2003, ePLDT sold its 45% equity interest in Mind Stream, Inc. to Exceed Learning Institute, Inc. for a total consideration of Php11 million worth of training credits. Mind Stream, Inc. is an information technology or IT learning center under license with the National Institute of Information Technology of India for IT courseware.

As of December 31, 2003, PLDT had subscribed for 1,672 million shares of ePLDT’s Php4 billion authorized capital stock (Php1.00 par value) for which PLDT partially paid cash of Php550 million. The balance was fully paid by: (a) offsetting against PLDT’s receivables from ePLDT amounting to Php450 million, (b) transferring to ePLDT 19 million Infocom shares held by PLDT valued at Php135 million, (c) transferring to ePLDT certain areas of PLDT’s Information Systems Data Center valued at Php270 million, and (d) transferring to ePLDT a portion of PLDT’s Jupiter property valued at Php267 million.

Investment in Maratel

In 2002, PLDT acquired an additional 134,237 common shares in Maratel for a consideration of Php1 million. Accordingly, PLDT’s interest in Maratel increased from 92.3% to 97.5%.

Investment in BCC

In 2002 and 2003, PLDT entered into a separate Deed of Assignment of Subscription with Smart and Fort Bonifacio Development Corporation, or FBDC, where Smart and FBDC assigned, transferred and conveyed in favor of PLDT their total subscription of 750,000 common shares and 750,000 preferred shares of BCC and all their interest and rights therein for a total consideration of Php93 million. The assignments include subscription payable aggregating Php68 million. The shares represent 75% of the subscribed capital stock of BCC.

BCC was incorporated primarily to own, construct, establish, maintain, lease and otherwise operate, to the extent allowed by law, communication infrastructure and to provide related services, including but not limited to, value-added services, within the Fort Bonifacio Global City and Villamor Air Base.

Investment in Piltel

Piltel experienced significant financial difficulties arising from several factors affecting its business. In 1999, it imposed a moratorium on payment of its outstanding indebtedness and began negotiations for the restructuring of its indebtedness to financial creditors. On June 4, 2001, Piltel completed the restructuring of approximately Php41 billion of indebtedness and other claims, representing approximately 98% of its total liabilities as of that date, including its contingent liability to Marubeni Corporation, or Marubeni, arising out of a Build-Transfer Agreement between Piltel and Marubeni.

Under the terms of the debt restructuring, 50% of Piltel’s debt was cancelled in exchange for Piltel convertible preferred shares which were mandatorily exchanged for PLDT convertible preferred shares, and the balance was restructured into 10-year and 15-year loans secured by substantially all of the present and future assets of Piltel. See Note 14 – Stockholders’ Equity for the terms of the PLDT convertible preferred shares.

In June 2002, holders of Piltel’s Series B, Class II Non-Convertible Preferred Stock, which had an aggregate redemption amount of Php102 million (including accrued dividends up to June 4, 2001), agreed to participate in the debt restructuring plan. Consequently, 50% of the redemption amount was released in exchange for 150,500 shares of Series K, Class I Convertible Preferred Stock of Piltel, or one share of Piltel’s Convertible Preferred Stock for every Php340 of the redemption amount, which were then exchanged for 30,100 shares of PLDT’s Series V Convertible Preferred Stock. See Note 14 – Stockholders’ Equity for the terms of PLDT Convertible Preferred Stock. The remaining 50% of the redemption amount was exchanged for a participation in the “Term Notes Facility” as described in the foregoing.

In October 2002, holders of Piltel’s convertible bonds, which had a redemption amount of US$7.7 million (including accretion costs up to June 4, 2001), agreed to participate in the debt restructuring plan. Consequently, 50% of the redemption amount was released in exchange for 532,500 shares of Piltel’s Series K, Class I Convertible Preferred Stock or one Piltel convertible preferred share for every Php340 of the redemption amount, which were then exchanged for 106,500 shares of PLDT’s Series V Convertible Preferred Stock. The remaining 50% of the redemption amount was exchanged for a participation in the “Convertible Notes Facility”.

In July 2003, holders of Piltel’s convertible bonds which had an aggregate amount of US$1.3 million (including accretion costs up to June 4, 2001) agreed to participate in the debt restructuring plan. Consequently, 50% of the redemption amount was released in exchange for 92,475 shares of Piltel’s Series K, Class I Convertible Preferred Stock, which were then exchanged for 18,495 shares of PLDT’s Series VI Convertible Preferred Stock. The remaining 50% of the redemption amount was exchanged for a participation in the “Convertible Notes Facility”.

In November 2003, holders of Piltel’s bank debt which had an aggregate amount of US$6.2 million agreed to participate in the debt restructuring plan. Consequently, 50% of the redemption amount was released in exchange for 430,400 shares of Piltel’s Series K, Class I Convertible Preferred Stock, which, upon procurement of the requisite clearance or authorization from the Bureau of Internal Revenue, or BIR, will be exchanged for 86,080 shares of PLDT’s Series VI Convertible Preferred Stock. The remaining 50% of the redemption amount was exchanged for a participation in the “US Dollar Facility”.

Piltel is not in compliance with the terms of convertible bonds with principal amount of US$0.7 million (approximately US$0.9 million redemption price at the option of holder).

Summarized below are the principal terms of the restructured debt of Piltel:

	10-Year Loans	15-Year Loans	Term Notes Facility	Convertible Notes
Final maturity	10 years from Effective Date	15 years from Effective Date	15 years plus 10 days from Effective Date	15 years from Effective Date
Amortization per annum	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%
	Years 3 to 9 – 0.10%	Years 3 and 4 – 0.10%	Years 3 to 14 – 0.10%	Years 3 and 4 – 0.10%
	Year 10 – 99.30%	Year 5 – 2.00%	Year 15 – 98.80%	Year 5 – 1.05%
		Years 6 to 14 – 10.00%		Years 6 to 9 – 5.05%
		Year 15 – 7.80%		Year 10 – 54.65%
Years 11 to 14 – 5.00%
Year 15 – 3.90%
Interest rate

Peso facility – Philippine 91-day treasury bill rate (T-Bill Rate) or the average of the 91-day T-Bill Rate and the 90-day Philippine inter-bank offered rate (PHIBOR), if 90-day PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a.

U.S. dollar facilities – London interbank offered rate (LIBOR) for three-month U.S. dollar deposits plus 1.00% p.a.

Yen facility – LIBOR for three-month Yen deposits plus 1.00% p.a.

			181-day T-Bill Rate or the average of the 181-day T-Bill Rate and the 6-months PHIBOR, if 6-months PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a.	LIBOR for six-month U.S. dollar deposits plus 1.00% p.a.
Interest payment dates	Quarterly in arrears		Semi-annually

Total long-term debt of Piltel amounted to Php23,475 million and Php22,124 million, as of December 31, 2003 and 2002, respectively, with maturities of up to June 14, 2016, which consist of the following:

	2003		2002
		(in millions)
Restructured debt
Philippine Pesos
10 year Tranche B		Php2,166		Php2,166
15 year Tranche C		2,166		2,166
15 year Term Notes Facility		293		293
		4,625		4,625
U.S. Dollars
10 year Tranche B	US$35	1,932	US$33	1,768
15 year Tranche C	35	1,932	33	1,768
15 year Conversion Notes Facility	122	6,768	122	6,449
	US$ 192	10,632	US$ 188	9,985
Japanese Yen
10 year Tranche B	JPY7,822	4,062	JPY7,822	3,510
15 year Tranche C	7,822	4,062	7,822	3,510
	JPY15,644	8,124	JPY15,644	7,020
Total		23,381		21,630
Unrestructured debt
U.S. Dollars
Convertible bonds	US$1	51	US$2	120
Banks	–	–	6	331
	US$1	51	US$8	451
Liabilities under capital lease		43		43
		Php23,475		Php22,124

As of December 31, 2003, approximately 99.8% of Piltel’s debts have been restructured except for convertible bonds with a principal amount of US$1 million.

Piltel may not be able to restructure or otherwise pay the claims relating to its unrestructured debt. However, default on and acceleration of Piltel’s unrestructured indebtedness do not create a cross-default under Piltel’s restructured indebtedness or any indebtedness of PLDT.

If Piltel’s non-participating creditors take forceful measures to enforce their claims, it is possible that Piltel would be required to submit itself to a court-supervised rehabilitation proceeding or an involuntary insolvency proceeding seeking liquidation. All of Piltel’s creditors that participated in the debt restructuring agreed in connection with the debt restructuring that they would submit Piltel to a rehabilitation proceeding in those circumstances and petition for the adoption of a plan of rehabilitation that includes the financial terms of the debt restructuring plan. However, the laws and procedures governing a rehabilitation proceeding in the Philippine courts remain untested in significant respects. It cannot be assured that a rehabilitation plan which incorporates the financial terms of the debt restructuring would be adopted promptly or at all. Even if such a rehabilitation plan were adopted, it cannot be assured that Piltel would prove to be viable thereafter.

As part of the settlement of fees in connection with the debt restructuring, Php208 million common shares of Piltel held by PLDT were transferred to Piltel’s financial advisors in 2001 reducing PLDT’s ownership in Piltel’s outstanding common shares to less than 51%. Effective June 27, 2001, Piltel ceased to be treated as a consolidated subsidiary as a result of the reduction of PLDT’s equity interest in Piltel’s common shares from 57.6% to 45.3%. PLDT accounted for its investment in Piltel using the equity method from June 27, 2001 to December 31, 2001. At the end of 2001, the balance of PLDT’s investments in Piltel amounted to Php948 million representing PLDT’s equity in net assets of Piltel as of that date.

Until all amounts owed to participating creditors have been paid or discharged, PLDT will not be permitted to demand or receive any payment, redemption, or distribution in respect of any present and future liability owed by Piltel to PLDT or any affiliate of PLDT, subject to specified exceptions. These liabilities include equity funding to Piltel and other financial indebtedness owed by Piltel to PLDT or any affiliate of PLDT, but exclude payments due in respect of transactions having arm’s-length terms and/or in which the pricing is based on market terms. These severe long-term restrictions significantly impair Piltel’s ability to transfer funds to PLDT. As of December 31, 2003 and 2002, Piltel reported a capital deficiency of Php22,160 million and Php19,100 million, respectively.

The ASC approved the adoption of SFAS 28/IAS 28, “Accounting for Investments in Associates,” which became effective in the Philippines for financial statements covering periods beginning on or after January 1, 2002. Under SFAS 28/IAS 28, an investment in an associate should be accounted for under the equity method, except when it operates under severe long-term restrictions that significantly impair its ability to transfer funds to the parent company. Such investments should be accounted for at cost in accordance with the original SFAS 10, “Summary of Generally Accepted Accounting Principles on Investments”. The change in method of accounting for investments in Piltel from equity method to cost method did not have any effect on our financial statements.

In addition, PLDT is subject to contractual restrictions in the amount of financial support it can provide to Piltel under the Letter of Support. PLDT issued a Letter of Support for the benefit of Piltel and its creditors under which PLDT has agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150 million less all amounts paid or committed to be paid to or on behalf of Piltel by PLDT on or after March 23, 2000. Under the Letter of Support, PLDT will provide funding to Piltel in the event that the cash flow from Piltel’s operations falls short of amounts required by it to discharge in full its obligations to any creditor of Piltel or any of its operating and financing investees. PLDT is subject to contractual restrictions limiting the amount of financial support it can provide to Piltel up to US$150 million. The undrawn balance under the Letter of Support was US$50 million (approximately Php2,793 million) as of December 31, 2003 after taking into account PLDT’s investments in Piltel as of and subsequent to March 23, 2000.

The continued operation of Piltel as a going concern is dependent upon amounts available to it under the Letter of Support and its ability to generate sufficient cash flows to meet its obligations on a timely basis, to comply with the provisions of the restructuring agreements it has entered into, and to obtain additional financing, as may be necessary.

In 2001, Piltel wrote down assets valued at Php13,984 million, which was reflected in Piltel’s accounts as of December 31, 2001. The write-down, as approved by Piltel’s Board of Directors, was a result of Piltel’s decision to scale down its Advanced Mobile Phone System, or AMPS, and Code Division Multiple Access System, or CDMA networks, beginning the second half of 2001 due to Piltel’s recent success in marketing its GSM prepaid service using the GSM network of Smart and the difficulty experienced in sourcing analog/CDMA handsets.

Piltel’s net worth amounted to Php1,900 million as of December 31, 2001 after taking into account the debt restructuring and assets write down. The balance of PLDT’s investments as of December 31, 2001 in Piltel amounted to Php948 million, representing the equity in net assets as of that date.

In December 2002, Piltel recognized additional impairment losses in respect of its AMPS/CDMA and Executive Order, or E.O. 109, assets valued at Php4,737 million and Php12,054 million, respectively. For the AMPS/CDMA assets, the impairment resulted from Piltel’s decision to deactivate all its AMPS/CDMA cell sites as the revenues generated from its AMPS/CDMA postpaid and prepaid services could no longer support the cost of operating the network. Piltel’s revenues from its AMPS/CDMA postpaid and prepaid services declined considerably in 2002 with the sustained success of Piltel’s and other cellular operators’ prepaid GSM service.

The impairment of E.O. 109 assets brought down the net book value of these assets to their recoverable value, which was estimated using the net present value of future cash flows from the E.O. 109 postpaid service. Cash flows from the E.O. 109 prepaid or limited mobility service were no longer considered in computing the recoverable value of the E.O. 109 assets as Piltel had terminated this service in February 2003. Revenues from the E.O. 109 prepaid or limited mobility service, which uses N-AMPS cellular technology, were likewise unfavorably affected by the success of Piltel’s and other cellular operators’ prepaid GSM service.

In 2002, the level of operation of Piltel indicated that it was unlikely that residual amounts may be realized by PLDT from its investments in Piltel. Piltel had a total negative net worth of Php19,100 million as of December 31, 2002 as a result of continuing losses of Piltel and impairment losses in respect of its AMPS/CDMA and E.O. 109 assets aggregating Php16,791 million in 2002. Accordingly, in 2002, PLDT had written down Php1,519 million, representing the balance of PLDT’s investment in Piltel amounting to Php948 million as of December 31, 2001 and Php571 million drawings under the Letter of Support in 2002, and recorded a liability on its balance sheet of approximately Php2,676 million in respect of the undrawn balance of the Letter of Support amounting to US$50 million as of December 31, 2002.

Investment of ACeS Philippines in AIL

As of December 31, 2003, ACeS Philippines has a 20.2% investment in AIL, a company incorporated under the laws of the island of Bermuda. AIL owns the Garuda I satellite and the related system control equipment in Batam, Indonesia.

In December 1998, AIL and its 95% owned subsidiary, PT Asia Cellular Satellite, entered into an Amended and Restated Credit Agreement, or Amended Agreement, to amend the original Credit Agreement entered into by PT Asia Cellular Satellite and its bank creditors in 1997. Under the Amended Agreement, AIL has, among others, assigned to the banks as collateral all of its tangible properties, including the Garuda Satellite, the system control facilities and system control equipment. On September 30, 2002, PT Asia Cellular Satellite, AIL, as guarantor, P.T. Bank International Indonesia, as security agent, and various banks signed a Rescheduling Agreement, which amended the terms of the Amended and Restated Credit Agreement dated December 29, 1998 moving the principal repayment dates to agreed periods with the final maturity date on January 31, 2012. See Note 3 – Accounting Change and Note 15 – Related Party Transactions.

In 2003, AIL has incurred recurring significant operating losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL was partly due to the National Service Providers’ inability to generate the amount of revenues originally expected as the growth in subscriber numbers has been significantly lower than budgeted. These factors raise substantial doubt about AIL’s ability to continue as a going concern. On this basis, we recognized an impairment provision in respect of our investment in AIL amounting to Php1,614 million and certain equipment of ACeS Philippines in relation to the business of AIL amounting to Php974 million (see Note 8 – Property, Plant and Equipment).

Investment of Mabuhay Satellite in Mabuhay Space Holdings Limited, or MSHL

In 1996, Mabuhay Satellite entered into a Joint Venture Agreement with Space Systems/Loral Inc., or SS/L, to form MSHL, for the purpose of providing high-power Ku-Band satellite transmission services using the payload which was added by SS/L aboard Agila II. Under the terms of the Joint Venture Agreement, or JVA, SS/L is required to convey title to the Additional Payload to MSHL in consideration for SS/L’s 35% equity interest in MSHL and Mabuhay Satellite is required to pay SS/L US$19 million for a 65% equity interest in MSHL.

In 2000, SS/L filed a Notice of Default and Termination against Mabuhay Satellite arising from the latter’s alleged failure to amicably resolve its alleged unpaid obligation to SS/L under the JVA. In 2002, the Arbitration panel handed down its decision and provided for payment by Mabuhay Satellite to SS/L of the principal and interest amounting to about US$15 million as of June 30, 2003. On June 30, 2003, Mabuhay Satellite and SS/L concluded a settlement agreement under which Mabuhay Satellite leased two transponders on a life-term basis to SS/L and had offset the lease charges due from SS/L and its receivables from Loral Skynet Network Services, Inc. (formerly Loral Cyberstar, Inc.), among others, for a full and final settlement of the arbitration decision. The agreement has been submitted to Mabuhay Satellite creditors for their approval.

In accordance with the settlement agreement, Mabuhay Satellite and SS/L shall proceed to dissolve the joint venture under a separate agreement, for which each of the parties shall receive title over such number of transponders owned by the joint venture in proportion to their respective interests. Given the temporary nature of the joint venture, Mabuhay Satellite accounts for its investment in MSHL under the cost method.

Investments in Debt Securities

Unilink Communications Corporation, or Unilink

PLDT’s total investments in convertible notes of Unilink amounted to Php2,052 million as of December 31, 2002. In June 2003, PLDT contributed to the PLDT Beneficial Trust Fund, or BTF, its investment in convertible notes of Unilink.

These notes are convertible into shares of common stock of Unilink or The Philippine Home Cable Holdings, Inc., or Home Cable, at the option of the holder, when the law limiting the ownership of cable television systems to Philippine citizens or corporations, which are 100% owned by Philippine citizens is eventually changed. Unilink is a Philippine corporation owning all the outstanding common shares of Home Cable, which is also a Philippine corporation licensed to own, maintain and operate a cable television system in the Philippines.

All of Unilink’s shares in Home Cable have been pledged to a group of lenders as security for a loan of Home Cable. On April 10, 2002, the loan agent, at the request of the lenders, delivered a notice to Home Cable declaring an event of default and accelerating the loan. Consequently, the lenders are entitled to foreclose on or sell the collateral granted as security for the loan, including Unilink’s share in Home Cable. In the event that Home Cable’s lenders were to foreclose on Unilink’s Home Cable shares, the lenders would be entitled to the proceeds from the sale thereof or, if such shares were not sold, to the shares, and Unilink would be subrogated to the lenders’ claims against Home Cable. On October 17, 2003, Home Cable signed a Memorandum of Agreement with its key creditors providing the framework and indicative terms and conditions for the restructuring of its debt obligations.

10. Notes Payable

On April 28, 2003 and May 14, 2003, PLDT issued, at a discount, Php1,600 million and Php400 million One-Year Peso Notes, respectively, under its Php2 billion Peso Notes program registered with the Philippine SEC. Net proceeds of the issue totaled Php1,803 million.

As of December 31, 2003, Vocativ, a wholly-owned call center of ePLDT, had an outstanding Php150 million short-term bank loan facility. It is anticipated that this short-term facility would be repaid from the proceeds of a prospective Php150 million 5-year term loan being arranged by the same lender for Vocativ.

As of December 31, 2003, ePLDT had an outstanding Php50 million short-term bank loan facility. It is anticipated that this short-term facility would be repaid from the proceeds of a prospective Php100 million 3-year term loan being arranged by the same lender for ePLDT.

11. Accrued Expenses and Other Current Liabilities

This account consists of:

	Consolidated		Non-Consolidated
	2003	2002	2003	2002
		(in million pesos)
Accrued utilities and other expenses	3,452	2,716	1,291	1,142
Accrual for payment for unused sick leave and other employee benefits	2,628	1,851	653	584
Accrued interest on various loans (Notes 10 and 12)	2,302	2,469	2,012	2,069
Unearned revenues on sale of prepaid cards	1,763	2,027	439	431
Accrued taxes	1,314	1,473	617	752
Current portion of provision for onerous contract and assessments (Notes 3 and 21)	394	–	394	–
Others	1,375	1,712	404	559
	13,228	12,248	5,810	5,537

12. Long-term Debt

This account consists of outstanding indebtedness of the following:

	Consolidated
	2003	2002
	(in million pesos)
PLDT	132,242	139,324
Smart	20,586	22,891
Mabuhay Satellite	4,722	5,356
ePLDT	105	150
Maratel	26	42
	157,681	167,763
Less current portion	23,742	19,176
	133,939	148,587

After giving effect to the anticipated application of existing refinancing facilities, the scheduled maturities of outstanding long-term debt as of December 31, 2003 are as follows:

Year	Consolidated	Non-Consolidated
	(in million pesos)
2004	23,742	15,850
2005	30,149	22,188
2006	28,519	21,548
2007	27,892	25,282
2008	4,567	4,562
2009 and onwards	42,812	42,812

PLDT

PLDT’s aggregate outstanding indebtedness is broken down as follows:

Description	2003		2002
	(in millions)
U.S. Dollars
Export Credit Agencies-Supported Loans
Kreditanstalt fur Wiederaufbau	US$398	Php22,099	US$437	Php23,265
JBIC/Co-financing Banks	65	3,644	87	4,657
Others	136	7,569	161	8,575
	599	33,312	685	36,497
Fixed Rate Notes	1,414	75,420	1,487	78,067
Term Loans	167	9,290	172	9,166
	US$2,180	118,022	US$2,344	123,730
Japanese Yen
Term Loans	JP¥10,914	5,668	JP¥15,641	7,049
JBIC OIL	9,760	5,068	9,760	4,379
	JP¥20,674	10,736	JP¥25,401	11,428
Philippine Pesos
Peso Fixed Rate Corporate Notes		2,180		2,540
Term Loans		1,304		1,626
		3,484		4,166
		132,242		139,324
Less current portion		15,850		11,962
		Php116,392		Php127,362

The effective average interest rates applicable to the above indebtedness are as follows:

	2003	2002

Dollar-denominated loans	8.1%	8.3%
Yen-denominated loans	2.2%	1.2%
Peso-denominated loans	13.7%	13.8%

Export Credit Agencies-Supported Loans

In order to obtain imported components for our network infrastructure in connection with our expansion and service improvement programs, we have obtained loans extended and/or guaranteed by various export credit agencies. These financings account for a significant portion of PLDT’s indebtedness.

Kreditanstalt fur Wiederaufbau, or KfW, a German state-owned development bank, is our largest single creditor. As of December 31, 2003, we owed US$398 million aggregate principal amount of debt to KfW, as follows:

•         US$298 million provided under various export credit agency-backed facilities, of which
US$221 million was in connection with our expansion and service improvement programs and US$77 million in connection with a refinancing facility; and

•         US$100 million provided for the 15% downpayment portion and credit facilities without guarantee/insurance cover from the export credit agencies, of which US$22 million was in connection with a refinancing facility.

On January 25, 2002, PLDT signed two loan agreements with KfW that provide PLDT with a US$149 million facility to refinance in part the repayment installments under its existing loans from KfW due from January 2002 to December 2004. The facility is a nine-year loan, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. Disbursements under this facility, which are made as the KfW loans to be repaid fall due, are currently available. We have drawn US$99 million (Php5,520 million) under this facility as of December 31, 2003.

After giving effect to the refinancing of facilities, US$38 million of our KfW loans will mature in 2004, US$82 million in 2005, US$57 million in 2006, US$78 million in 2007 and US$143 million in 2008 and onwards. Principal amortization on these loans is generally payable in equal semi-annual installments.

PLDT has also obtained loans extended and/or guaranteed by other export credit agencies, including Japan Bank for International Cooperation, or JBIC, (formerly the Export-Import Bank of Japan), the Export-Import Bank of the United States, and the respective export credit agencies of France, Italy, Israel, Sweden, Denmark, Canada, Australia, the United Kingdom and Singapore, in the aggregate outstanding principal amount of US$201 million as of December 31, 2003. Of these loans, US$63 million will mature in 2004, US$52 million in 2005, US$42 million in 2006, US$32 in 2007 and US$12 million in 2008 or later.

Fixed Rate Notes

PLDT has eight series of non-amortizing fixed rate notes outstanding as of December 31, 2003, as follows:

Principal Amount	Issue Date	Interest Rate	Maturity

US$77,002,000	June 2, 1994	10.625%	June 2, 2004
US$138,210,000	July 31, 1995	9.875%	August 1, 2005
US$175,000,000	June 28, 1996	9.250%	June 30, 2006
US$200,000,000	March 6, 1997	7.850%	March 6, 2007
US$100,000,000	May 2, 2002	10.625%	May 15, 2007
US$175,000,000	April 13, 1999	10.500%	April 15, 2009
US$250,000,000	May 2, 2002	11.375%	May 15, 2012
US$300,000,000	March 6, 1997	8.350%	March 6, 2017

On May 2, 2002, PLDT issued 10.625% Notes due 2007 in the aggregate principal amount of US$100 million and 11.375% Notes due 2012 in the aggregate principal amount of US$250 million. The net proceeds from the issuance of the notes were used to effect the repurchase of (1) US$63 million in principal amount of our 8.5% Notes due 2003 and US$117 million in principal amount of our 10.625% Notes due 2004 validly tendered by holders in our tender offer and (2) US$10 million in principal amount of our 10.625% Notes due 2004 and US$12 million in principal amount of our 9.875% Notes due 2005 from the open market, and to prepay or repay various loans in the aggregate amount of US$125 million, of which US$53 million (JP¥6,260 million) pertained to the Japanese yen term loan which matured on June 18, 2003 and US$52 million in connection with the US$150 million term loan which matured on December 22, 2003.

Term Loans

Local Exchange Transfer Loans

In connection with the transfer to PLDT of Smart’s local exchange business, PLDT entered into loan agreements with Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., or FMO, of the Netherlands, Exportkreditnamden, or EKN, of Sweden and Export Credits Guarantee Department, or ECGD, of the United Kingdom for loans in the principal amounts of US$135 million, US$36 million and US$27 million, respectively. These loans were amended in August and September 2001 to increase the maximum total debt to earnings before interest, income tax and depreciation and amortization or EBITDA ratio that PLDT on a non-consolidated basis is permitted to maintain during the terms of the respective loans. Approximately US$108 million of these loans was outstanding as of December 31, 2003. The FMO loan will mature on September 1, 2007, and the EKN and ECGD loans on December 31, 2007.

US$150 Million Term Loan

In connection with PLDT’s fixed line expansion projects, PLDT obtained a US$150 million term loan, which was subsequently assigned to Norddeutsche Landesbank Girozentrale, Singapore Branch. This loan with outstanding balance of US$52 million matured on December 22, 2003 and was partly refinanced by Tranche B of US$145 million multicurrency refinancing facility in the amount of JPY3,191 million and US$19 million.

JP¥19,807 Million Term Loan

In December 1997, in connection with a refinancing of its maturing debt, PLDT obtained a Japanese yen term loan from a syndicate of foreign banks. This loan with outstanding balance of JP¥12,359 million matured on June 18, 2003 and was partly refinanced by Tranche A of US$145 million multicurrency refinancing facility in the amount of JP¥7,723 million and US$34 million.

JBIC JP¥9,760 Million Overseas Investment Term Loan

On July 26, 2002, PLDT signed a loan agreement with JBIC for a credit facility of JP¥9,760 million under the JBIC’s Overseas Investment Loan (OIL) program. The loan, which was drawn on July 31, 2002, will be amortized semi-annually beginning March 21, 2005 and will mature on March 21, 2008.

Multicurrency Refinancing Facility

On September 4, 2002, PLDT signed a loan agreement with a syndicate of banks for a US$145 million multicurrency term loan facility consisting of Japanese yen and U.S. dollar commitments of JP¥10,914 million and US$53 million, respectively. This facility was split into two tranches. Tranche A was drawn on June 18, 2003 in the amount of JP¥7,723 million and US$34 million to refinance a portion of the Japanese yen syndicated term loan which matured on the same date. Tranche B was drawn on December 22, 2003 in the amount of JP¥3,191 million and US$19 million to refinance a portion of US$52 million principal amount outstanding under the U.S. dollar term loan which matured on the same date. The new syndicated facility will be amortized semi-annually beginning June 2004 and will mature in December 2006.

US$12 Million Term Loan Facility

On May 29, 2003, PLDT obtained a US$12 million term loan facility from DEG-Deutsche Investitions und Entwicklungsgesellschaft mbH. As of December 31, 2003, this loan has an outstanding balance of US$4 million. This loan will mature in December 2009 and is payable in semi-annual installments starting June 15, 2004.

JP¥5,615 Million Syndicated Term Loan Facility

On June 11, 2003, PLDT signed a JP¥5,615 million syndicated term loan facility supported by Nippon Export and Investment Insurance of Japan. As of December 31, 2003, we have not made any drawdowns under this facility.

JBIC 4 Program of the Development Bank of the Philippines

In connection with the Asia Pacific Cable Network 2 project, PLDT entered into a loan agreement with Citibank, N.A., as facility agent, and a syndicate of banks in the aggregate principal amount of Php1,700 million, of which about Php1,284 million was outstanding as of December 31, 2003. The loan, which is funded under the Japan Bank for International Cooperation Facility for Private Sector Development of the Development Bank of the Philippines, will mature on October 26, 2005 and is payable in quarterly installments starting April 2002 as set forth below:

Quarterly Payment Number	Percentage of Principal Payable on Each Quarterly Payment Date

Payments 1–7	3.500%
Payments 8–11	8.875%
Payments 12–15	10.000%

Php2,770 Million Peso Fixed Rate Corporate Notes

In connection with PLDT’s service improvement and expansion programs, PLDT has entered into two loan agreements, pursuant to each of which PLDT issued fixed rate corporate notes in three tranches. Interest on each tranche is payable semi-annually.

Under the first loan agreement, PLDT borrowed an aggregate amount of Php1,500 million, of which Php230 million matured on November 11, 2002, Php500 million matures on November 9, 2004, and Php770 million on November 9, 2006.

Under the second loan agreement, PLDT borrowed an aggregate amount of Php1,270 million, of which Php360 million matured on June 9, 2003, Php100 million will mature on June 9, 2005, and Php810 million on June 9, 2010.

Covenants

Our debt instruments contain restrictive covenants and require us to comply with specified financial ratios and other financial tests, calculated in conformity with accounting principles generally accepted in the Philippines, at relevant measurement dates, principally at the end of each quarterly period.

The financial tests under our debt instruments, as amended, include maintaining a positive tangible net worth and compliance with the following ratios:

•          interest coverage ratio, calculated on a non-consolidated basis and excluding PLDT’s equity share in net earnings or losses of investees, of not less than 180% or 200%;

•          total debt to EBITDA on a non-consolidated basis of not more than 5.5:1 on December 31, 2003, not more than 5.0:1 from March 2004 to June 2004, not more than 4.5:1 from September 2004 to December 2004 and not more than 4.0:1 from March 2005 and thereafter;

•          long-term indebtedness to appraised value of equity/tangible net worth on a non-consolidated basis ranging from not more than 1.1:1 to not more than 3.0:1;

•          current ratio on a non-consolidated basis, ranging from not less than 0.9:1 to not less than 1.2:1;

•         debt service coverage ratio on a non-consolidated basis of at least 1.1:1; and

•          debt to free cash flow ratio on a non-consolidated basis of not more than 5.5:1 from December 31, 2003 to June 30, 2004, not more than 5.0:1 from September 30, 2004 to June 30, 2005, not more than 4.5:1 from September 30, 2005 to June 30, 2006, and not more than 4.0:1 from September 30, 2006 onwards.

In addition, some of PLDT’s debt instruments contain covenants requiring PLDT to comply with specified financial tests on a consolidated basis. These include:

•          long-term debt to appraised value of equity/tangible net worth of not more than 2.33:1;

•          total debt to EBITDA of not more than 4.5:1 in 2003 and 2004, and not more than 4.0:1 in 2005 and thereafter;

•          current ratio of not less than 0.75:1 to 0.9:1; and

•          interest coverage ratio of not less than 200%.

For purposes of deriving appraised value of equity/tangible net worth, we determined the revaluation surplus in respect of PLDT’s properties. PLDT’s properties in service as of December 31, 1997 were reappraised by an independent firm of appraisers to reflect their sound value, as part of NTC’s financial reporting requirements, based on the December 29, 1997 exchange rate of Php40.116 = US$1.00. As of December 31, 1997, the sound value was Php225,966 million and the revaluation surplus was Php82,723 million. This reappraisal was approved by the NTC on January 28, 2000 under NTC Case No. 98-183. As of December 31, 2003 and December 31, 2002, the revaluation surplus on PLDT’s 1997 appraised properties still in service, net of a 5% disallowance factor, amounted to Php38,441 million and Php44,984 million, respectively.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expenses. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since approximately 96% of PLDT’s total debt is denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso. At December 31, 2003, the peso depreciated by 4% to Php55.586 to US$1.00, from Php53.254 to US$1.00 at December 31, 2002. The peso has been subjected to significant fluctuations. In 2003, the peso depreciated to Php55.075 to US$1.00 on March 12, 2003 then recovered to a high of Php52.021 to US$1.00 on May 8, 2003 only to depreciate again to a low of Php55.767 to US$1.00 on November 27, 2003.

PLDT’s ability to maintain compliance with financial covenant requirements measured on a non-consolidated basis is principally affected by the performance of PLDT’s fixed line business. PLDT cannot be assured of the benefit of net revenues and cash flows generated by Smart and PLDT’s other investees in assisting in complying with non-consolidated covenants.

We have maintained compliance with all of our financial ratios and covenants as measured under our loan agreements. However, if negative factors adversely affect our financial ratios, we may be unable to maintain compliance with these ratios and covenants or be unable to incur new debt. Under some of our loan agreements, certain of our financial ratios have become more restrictive at the end of the second and fourth quarters of 2003 and will continue to become more restrictive in increments thereafter, which will make it more difficult for PLDT to maintain compliance with this ratio in the future. Inability to comply with our financial ratios and covenants or raise new financing could result in a declaration of default and acceleration of some or all of our indebtedness. The terms of some of our debt instruments have no minimum amount for cross-default.

Under PLDT’s loan agreements that require maintenance of an interest coverage ratio of at least 180%, interest coverage ratio is the ratio of (x) our after-tax net income for the 12 months immediately preceding the calculation date after: (a) adding back interest charges, depreciation, amortization and other non-cash charges (including equity share in net earnings or losses of investees but excluding provision for doubtful accounts) and provision for income taxes, and (b) deducting capitalized subscriber acquisition costs, to (y) the estimated aggregate interest charges payable during the 365-day period following the calculation date on all of PLDT’s indebtedness outstanding on such calculation date.

Under PLDT’s loan agreements that require maintenance of an interest coverage ratio of at least 200%, interest coverage ratio is the ratio of (x) our after-tax net income after adding back reserves for higher plant replacement costs, income taxes, interest charges, depreciation and non-cash charges (including equity share in net earnings or losses of investees and provision for doubtful accounts) during 12 consecutive months within the 15 calendar months immediately preceding the calculation date, to (y) the sum of (a) the estimated aggregate interest charges on all indebtedness, net of interest capitalized to construction, plus (b) dividends on mandatorily redeemable preferred stock, in each case scheduled to be paid during the 12 months following the calculation date.

Non-consolidated total debt to EBITDA is the ratio of (x) PLDT’s total indebtedness (not including amounts payable by PLDT to Piltel under the Letter of Support) to (y) net income for the preceding 12 months, after adding back interest accrued on all indebtedness, depreciation, amortization and other non-cash charges (including equity share in net earnings or losses of investees, but excluding provision for doubtful accounts) and provision for income taxes and deducting any capitalized subscriber acquisition costs.

Non-consolidated long-term indebtedness to appraised value of equity (or under some covenants, to tangible net worth) is the ratio of (x) PLDT’s aggregate indebtedness (or portion of such indebtedness) due more than one year following the calculation date and par value of all mandatorily redeemable preferred stock to (y) the sum of the aggregate par value of all of PLDT’s outstanding common and convertible preferred stock (other than preferred stock subject to mandatory redemption), paid-in capital in excess of the par value of such stock, PLDT’s retained earnings, reserve for higher plant replacement costs and revaluation increment arising from independent certified appraisals of PLDT’s telephone plant approved by the NTC.

Non-consolidated current ratio is the ratio of (x) non-consolidated current assets to (y) non-consolidated current liabilities, excluding from current liabilities 50% of the portion of long-term indebtedness due within one year of the calculation date.

Debt service coverage ratio is the ratio of (x) PLDT’s cash flow from operations after adding back interest charges (to the extent previously deducted) plus (1) dividends received from investees, cash received upon any redemption of redeemable preferred shares issued by Smart, any cash received under PLDT’s subscriber investment plan and interest income received less (2) capital expenditures (excluding capitalized interest) and investments in investees for the 12 months immediately preceding the calculation date plus (3) PLDT’s closing cash balance of the last day of the calculation date to (y) the sum of the projected interest charges and principal debt repayments (excluding debt to be repaid with a refinancing facility) during the 12 months following the calculation date.

Debt to free cash flow ratio is the ratio of (x) PLDT’s debt less PLDT’s closing cash balance of the last day of the calculation period to (y) PLDT’s cash flow from operations after adding back interest charges (to the extent previously deducted) plus (1) dividends received from investees, cash received upon any redemption of redeemable preferred shares issued by Smart, any cash received under PLDT’s subscriber investment plan and interest income received less (2) capital expenditures (excluding capitalized interest) and investments in investees for the 12 months immediately preceding the calculation date.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including:

•         incurring additional indebtedness;

•         prepaying other debt;

•         making investments;

•         extending loans;

•         extending guarantees or assuming the obligations of other persons;

•         paying dividends or other distributions or redeeming, repurchasing or otherwise acquiring shares of PLDT’s capital stock;

•         disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth;

•         entering into management contracts providing for the management of its business or operations by a third party;

•         creating any lien or security interest;

•         permitting set off against amounts owed to PLDT;

•         merging or consolidating with any other company;

•         entering into transactions with shareholders and affiliates; and

•         entering into sale and leaseback transactions.

Under the indenture of PLDT’s 10.625% Notes due 2007 and 11.375% Notes due 2012, PLDT is required to comply with a number of additional covenants, including covenants that, subject to certain exceptions, restrict PLDT’s ability to (a) incur debt unless its ratio of debt to EBITDA (calculated on a non-consolidated basis based on definitions provided in the same indenture, except under certain circumstances), after giving effect to the incurrence of such debt, would be less than 5.5 to 1 on or prior to December 31, 2003, 5.0 to 1 from January 1, 2004 to December 31, 2004 and 4.5 to 1 thereafter and (b) pay dividends, repurchase or redeem its capital stock, make investments and prepay subordinated debt, among other things. Subject to certain exceptions, these covenants also restrict our ability to sell assets and to use the proceeds of these asset sales.

Under the terms of the US$149 million facility with KfW, PLDT is prohibited from paying any dividends on common stock until after December 31, 2004. In addition, under the terms of PLDT’s US$145 million multicurrency term facility agreement and JP¥5,615 million loan agreement, PLDT is restricted from distributing dividends to common stockholders unless (i) no default has occurred which is continuing, and (ii) its debt to free cash flow ratio, after giving effect to the distribution of such dividends and, under certain circumstances, other adjustments to PLDT’s closing cash balance, would be less than 4.0 to 1.0. Under other loan agreements, PLDT may not declare or pay dividends on any of its capital stock without the prior written consent of the lenders (i) if PLDT is in default in the payment of any amounts due and payable under such loan agreement or after the occurrence and during the continuance of any other event of default or potential event of default under such agreements, (ii) if after giving effect to such action the current ratio would be less than 1.2 to 1.0 or (iii) in an amount greater than PLDT’s net income after taxes during the fiscal year to which such payment or distribution relates.

In case of a change in control of PLDT, PLDT may be required to repurchase or prepay certain indebtedness. Under the terms of the 10.625% Notes due 2007 and 11.375% Notes due 2012, we are required to offer to purchase all outstanding notes due 2007 and notes due 2012 for cash at a price of 101% of their principal amounts plus accrued interest in the event that (a) the aggregate of NTT Communications’ and First Pacific’s direct and indirect voting interest in PLDT’s outstanding capital stock having voting rights falls below 35% of such capital stock, (b) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT’s outstanding capital stock having voting rights which equals or exceeds 35% of such capital stock and (c) if a rating agency at such time maintains a rating on either series of notes, the rating agency downgrades its credit rating on the series within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (a) and (b) above.

Under the terms of PLDT’s JPY9,760 million loan from JBIC, in the event of any proposed sale or transfer of PLDT’s stock that would result in NTT Communications holding less than 14.95% of PLDT’s voting stock, we will be required to prepay, immediately upon effectiveness of such sale or transfer, all principal outstanding under the loan, together with accrued interest. However, prepayment will not be required if, following such sale or transfer, (a) NTT Communications continues to have prior approval rights with respect to all matters as to which NTT Communications has approval rights under the stock purchase agreement pursuant to which it acquired its shares in PLDT or (b) JBIC, in its sole discretion, determines that NTT Communications’ participation in the expansion of Smart’s GSM network capacity to extend PLDT’s cellular business in Smart would not be reduced below its level of participation as of the date of the loan agreement.

Under the terms of both PLDT’s US$145 million multicurrency term facility agreement and JPY5,615 million loan agreement, if any lender so requests in writing, PLDT shall prepay in full such lender’s participation in the loan within 45 days from notification of the change in control and no later than the date on which PLDT is required to repurchase its 10.625% Notes due 2007 and 11.375% Notes due 2012 (“Bonds”) from bondholders accepting the change in control offer. A change in control is deemed to occur when (a) the aggregate of NTT Communications’ and First Pacific’s direct and indirect voting interest in PLDT’s outstanding capital stock having voting rights falls below 35% of such capital stock, (b) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT’s outstanding capital stock having voting rights which equals or exceeds 35% of such capital stock and (c) if a rating agency at such time maintains a rating on the Bonds, the rating agency downgrades its credit rating on the Bonds within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (a) and (b) above.

PLDT’s debt instruments contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include:

•         cross-defaults and cross-accelerations that permit a lender to declare a default if PLDT is in default under another debt instrument; in some cases, the cross-default provision is triggered upon a payment or other default permitting the acceleration of PLDT’s debt, whether or not the defaulted debt is accelerated. In other cases, the cross-default provision requires the defaulted loan to be accelerated. In some debt instruments, the cross-default provision will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments;

•         failure by PLDT to meet certain financial ratio covenants referred to above;

•         the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender;

•         the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender;

•         the abandonment, termination or amendment of the project financed by a loan in a manner unacceptable to the lender;

•         the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and

•         other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart

Smart’s long-term debt consists of:

	2003		2002
		(in millions)
U.S. Dollars	US$361	Php20,053	US$408	Php21,724
Philippine Pesos		533		1,167
		20,586		22,891
Less current portion		7,104		6,173
		Php13,482		Php16,718

Smart’s bank loan facilities, which are being used to finance its purchases of telecommunications equipment, are availed of through one or more drawdowns.

The loan facilities for Phases 1 to 4 of the GSM network expansion, under which US$106 million was outstanding as of December 31, 2003, are repayable in ten equal semi-annual installments with final repayments due in October 2005 and April 2006.

On June 8 and June 14, 2001, Smart signed its GSM Phase 5A financing comprised of US$195 million and Php1,000 million loans, respectively. The US$195 million loans, US$121 million of which was outstanding as of December 31, 2003, are payable over five to six years, with final repayments due in September 2006, March 2007 and June 2007. The Php1,000 million facility, of which Php533 million was outstanding as of December 31, 2003, is payable quarterly with final repayment in December 2005.

On September 25, 2001, Smart obtained a US$6 million term loan facility from Electro Banque S.A., which was later on assigned to Alcatel SVF 1999A-Trust effective December 3, 2002 of which US$3 million was outstanding as of December 31, 2003. On October 26, 2001, Smart obtained a US$11 million term loan facility from Credit Lyonnais S.A., of which US$5 million was outstanding as of December 31, 2003. The undrawn balance of the facility of US$4 million was already canceled on the expiry of the availability period last April 26, 2003.

On December 13, 2001, Smart signed its GSM Phase 5B financing of US$100 million, of which US$61 million was outstanding as of December 31, 2003. The loan is payable over five years with final repayment due in September 2006.

Facilities under GSM Phases 1 to 4, the Finnish Export Credit plc tranche of GSM Phase 5A facility and GSM Phase 5B facility are covered by guarantees from Finnvera, the Finnish export credit agency, for 95% of political risk and 50% of commercial risk.

On January 9, 2002, Smart signed a loan facility in the amount of Php300 million, of which the outstanding balance of Php280 million was prepaid last November 4, 2003.

On April 14, 2002, for the purpose of financing the purchase of certain equipment, Smart obtained a US$7 million term loan facility from Bayerische Hypo-und Vereinsbank Aktiengesellschaft pursuant to the standard loan agreement No. 1 dated August 14, 2002 under the €50 million Framework Agreement for the financing of individual export contracts dated November 8 and 13, 2001. The outstanding balance as of December 31, 2003 was US$6 million.

On November 28, 2002, Smart signed a US$100 million term loan facility supported by Nippon Export and Investment Insurance of which US$60 million was drawn last November 28, 2003 and was outstanding as of December 31, 2003. The US$40 million undrawn balance is scheduled to be drawn by the end of the first half of 2004. This loan is payable semi-annually over four years in eight equal installments starting May 28, 2004.

Interest on Smart’s dollar-denominated loans is either fixed or based on LIBOR plus premium. The Php1,000 million peso loan accrues interest based on the weighted average interest rate, or WAIR, plus Participating Financial Institution, or PFI, premium.

Smart is subject to loan covenants that restrict its ability to pay dividends, redeem preferred shares, make distributions to PLDT or otherwise provide funds to PLDT or any affiliate without the consent of its lenders. Some of these covenants contain an absolute prohibition on paying dividends before December 2002, while others require that a portion of the loan equal to the amount of the dividend be prepaid. After receiving approvals from Finnvera and certain lenders for the payment of dividends to PLDT in an amount not to exceed 40% of Smart’s net income in 2001, Smart made its first dividend payment of Php1,540 million to PLDT in December 2002. In June 2003, Smart paid dividends in the amount of Php4,300 million to PLDT representing 70% of Smart’s 2002 net income and in November 2003, Smart paid additional dividends in the amount of Php1,866 million to PLDT equivalent to the remaining 30% of its 2002 net income after receiving the necessary approvals from Finnvera and certain lenders. Smart will be required to obtain further waivers to pay additional dividends in future periods.

Smart’s debt instruments also contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. Smart has maintained compliance with all of the financial covenants. The financial tests under Smart’s loan agreements include compliance with a debt to equity ratio of not more than 1.50:1 and a debt service coverage ratio of not less than 1.50:1. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include:

•         Cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated;

•         Failure by Smart to comply with certain financial ratio covenants;

•         Any reduction in PLDT’s ownership of Smart’s stock below 51% of the total of each class of Smart’s issued shares;

•         Any reduction in First Pacific’s and Metro Pacific Corporation’s collective direct and/or indirect ownership of PLDT’s common stock below 17.5% of the total common stock outstanding or 17.5% of the voting power of the total common stock outstanding; and

•         The occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations under its loan agreements with the lender or that the lender believes materially impairs an applicable guarantors’ ability to perform its obligations under an applicable guaranty.

In addition, some of these loan agreements restrict Smart’s ability to enter into transactions with affiliates except on arm’s-length terms and for valuable consideration.

Mabuhay Satellite

Mabuhay Satellite’s long-term debt consists of:

	2003		2002
	(in millions)
U.S. Dollars
Credit Agreement	US$42	Php2,319	US$55	Php2,925
Omnibus Agreement	43	2,403	46	2,431
	85	4,722	101	5,356
Less current portion	13	713	18	980
	US$72	Php4,009	US$83	Php4,376

Credit Agreement

Mabuhay Satellite has an existing Credit Agreement with the Export-Import Bank of the United States, or Ex-Im Bank, to finance a portion of the cost of purchasing the Agila II Satellite. In 2003, Ex-Im Bank approved, in principle, the re-profiling of Mabuhay’s US$42 million debt with them by extending the maturity of the loan by 1 and ½ years to July 15, 2007 and reducing the interest rate by 1%, to 5.6% from 6.6%. The revised repayment terms have been approved by the majority of the local creditor banks. Subsequently on January 15, 2004, Mabuhay paid US$5 million in principal amortization, thereby reducing its debt to US$37 million.

Omnibus Agreement

Mabuhay Satellite also has an existing Omnibus Agreement with a syndicate of local banks, or the Banks, which includes issuance of irrevocable standby Letters of Credit with an aggregate stated value not exceeding US$42 million (Php2,319 million) in favor of Ex-Im Bank, as security under the Credit Agreement and a term loan to Mabuhay Satellite in the aggregate amount of US$43 million
(Php2,403 million).

As security, Mabuhay Satellite has constituted in favor of the Banks:

•         A first mortgage on its leasehold rights under a lease agreement entered into with the Subic Bay Metropolitan Authority, or SBMA, and the components of the satellite system;

•         An assignment of its rights under its purchase contract for the satellite system;

•         An assignment of its rights under the transponder lease contracts to be entered into with its stockholders and other parties and the revenues therefrom; and

•         An assignment of the applicable proceeds of insurance to be taken on the satellite system.

The Credit and Omnibus Agreements impose negative covenants which, among others, restrict material changes in Mabuhay Satellite’s nature of business and ownership structure, any lien upon or with respect to any of its assets or to any right to receive income, acquisition of capital stock, declaration and payment of dividends, merger, consolidation and sale with another entity and incurring or guaranteeing additional long-term debt beyond prescribed amounts.

ePLDT

On March 4, 2002, ePLDT entered into a three-year loan facility with Philippine Bank of Communications amounting to Php150 million with a grace period of one year. The loan facility was fully drawn as of December 31, 2002. The quarterly principal payments of Php15 million started in June 2003 with a balloon payment of Php45 million in March 2005. Interest on this loan is equivalent to 91-day T-bill rate plus 4% per annum payable quarterly in arrears. The loan is secured by ePLDT’s investment in an investee with a carrying value of Php629 million as of December 31, 2003 and a deed of assignment of receivables of a subsidiary from a foreign customer. As of December 31, 2003, the outstanding balance of this loan amounted to Php105 million, of which Php60 million will mature in 2004.

The loan agreement imposes negative covenants which, among other things, restrict ePLDT in regard to payment of cash dividends or any other income of any capital distribution to PLDT, voluntary suspension of its entire business operations for a period of 60 consecutive days of dissolution of its legal existence, and creation of any encumbrances on the shares pledged.

Maratel

Maratel’s long-term debt consists of a Php60 million loan obtained on October 20, 1997 and a Php19 million loan drawn on July 19, 1999. The Php60 million loan carries an interest rate ranging from 11.5% to 11.7% per annum and will mature on October 16, 2005, while the Php19 million loan bears a fixed interest rate of 14.7% per annum and will mature on July 30, 2004. As of December 31, 2003, the outstanding balances of these loans totaled Php26 million, of which Php16 million will mature in 2004.

13. Deferred Credits and Other Noncurrent Liabilities

This account consists of:

	Consolidated		Non-Consolidated
	2003	2002	2003	2002
		(in million pesos)
Provision for onerous contract and assessments – net of current portion (Notes 3, 11 and 21)	3,632	–	3,632	–
Accrual of capital expenditures under long-term financing (Note 20)	3,321	1,618	3,130	1,515
Liability under Letter of Support (Notes 3 and 9)	2,793	2,676	2,793	2,676
Customers’ deposits	2,194	2,288	1,927	2,055
Advance payment under a receivables purchase facility (Note 6)	2,058	2,530	2,058	2,529
Accrued pension cost (Note 16)	–	1,175	–	1,175
Others	483	2,159	404	1,207
	14,481	12,446	13,944	11,157

14. Stockholders’ Equity

The movement of PLDT’s capital stock account follows:

			Preferred Shares - Php10 par value
	Common Stock – Php5 par value		Series AA to DD	III	IV	V	VI	VII
	No. of Shares	Amount		No. of Shares					Total Preferred Shares	Amount
	(in million shares and pesos)
Authorized	234	Php1,170							823	Php8,230
Outstanding
Balance at January 1, 2001	168	Php843	351	5	36	–	–	–	392	Php3,921
Issuance	–	–	23	–	–	3	4	4	34	349
Conversion	–	2	(2)	–	–	–	–	–	(2)	(28)
Balance at December 31, 2001	168	Php845	372	5	36	3	4	4	424	Php4,242

Balance at January 1, 2002	168	Php845	372	5	36	3	4	4	424	Php4,242
Issuance	–	–	37	–	7	–	–	–	44	440
Conversion	1	2	(3)		–	–	–	–	(3)	(26)
Redemption	–	–	–	–	(7)	–	–	–	(7)	(72)
Balance at December 31, 2002	169	Php847	406	5	36	3	4	4	458	Php4,584

Balance at January 1, 2003	169	Php847	406	5	36	3	4	4	458	Php4,584
Issuance	–	–	5	–	–	–	–	–	5	53
Conversion	–	–	(1)	–	–	–	–	–	(1)	(21)
Balance at December 31, 2003	169	Php847	410	5	36	3	4	4	462	Php4,616

Preferred Stock

The preferred stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.

The Series A to DD 10% Cumulative Convertible Preferred Stocks earn cumulative dividends at an annual rate of 10%. These series of preferred stock are convertible into common stock a year after the year of share issuance, at a price equivalent to 10% below the average market price of PLDT’s common stock at the PSE over a period of 30 consecutive trading days before the conversion date. The conversion price, however, shall not be less than the conversion price set by the Board of Directors, which as of December 31, 2003, is Php5 per share. At PLDT’s option, the Series A to DD 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

On January 22, 2002, the Board of Directors designated 10 million shares of serial preferred stock as Series CC 10% Cumulative Convertible Preferred Stock for issuance throughout 2002. In addition, on February 26, 2002, the Board of Directors designated an additional 15 million shares of serial preferred stock as Series AA 10% Cumulative Convertible Preferred Stock. The issuance of the 10 million shares of Series CC 10% Cumulative Convertible Preferred Stock and the additional 15 million shares of Series AA 10% Cumulative Convertible Preferred Stock is an exempt transaction under Section 10.2 of the Securities Regulation Code, as confirmed by the Philippine SEC on March 13, 2002 and July 31, 2002, respectively. The PSE approved the listing of the 10 million shares of Series CC 10% Cumulative Convertible Preferred Stock and the additional 15 million shares of Series AA 10% Cumulative Convertible Preferred Stock on August 14, 2002.

On December 2, 2002, the Board of Directors designated 10 million shares of serial preferred stock as Series DD 10% Cumulative Convertible Preferred Stock for issuance throughout 2003 and an additional 10 million shares of serial preferred stock as Series CC 10% Cumulative Convertible Preferred Stock. The issuance of the 10 million shares of Series DD 10% Cumulative Convertible Preferred Stock and the additional 10 million shares of Series CC 10% Cumulative Convertible Preferred Stock is an exempt transaction under Section 10.2 of the SRC, as confirmed by the SEC on January 30, 2003. In an earlier letter dated October 24, 2002, PSE allowed PLDT to utilize 24,287,455 unissued preferred shares remaining listed with the PSE in order to cover the issuance requirement of the other series under PLDT’s Subscriber Investment Plan. The issuance requirement for the 10 million shares of Series DD 10% Cumulative Convertible Preferred Stock and the additional 10 million shares of Series CC 10% Cumulative Convertible Preferred Stock will be taken from the said remaining listed and unissued preferred shares.

On January 27, 2004, the Board of Directors designated 1 million shares of serial preferred stock as Series EE 10% Cumulative Preferred Stock for issuance throughout 2004.

The Series III Convertible Preferred Stock earns cumulative dividends at an annual rate of US$3.50 a share payable quarterly, free and clear of Philippine withholding taxes. It is convertible into common stock at the option of the holder at any time, at the conversion price of US$29.19 per share of common stock (equivalent to a conversion ratio of 1.7129 shares of common stock for each share of Series III Convertible Preferred Stock, each share of Series III Convertible Preferred Stock being valued for this purpose at its reference amount of US$50 a share), subject to adjustment in certain events. The Series III Convertible Preferred Stock is not redeemable. Upon liquidation of PLDT, holders of the Series III Convertible Preferred Stock will be entitled to receive liquidating distributions equivalent to Php11 per share, plus accrued and unpaid dividends to the date of distribution, subject to the prior rights of creditors.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends. On February 26, 2002, the Board of Directors called for the payment of a portion of the balance of the subscription price of the Series IV Cumulative Non-Convertible Redeemable Preferred Stock amounting to Php72 million, which was paid on March 5, 2002. On March 22, 2002, PLDT redeemed 60 million shares out of the 360 million subscribed shares of its Series IV Cumulative Non-Convertible Preferred Stock and paid Php72 million, representing the redemption price plus unpaid dividends up to the date of redemption.

On June 4, 2001, PLDT issued 2.7 million shares of Series V Convertible Preferred Stock, 5.1 million shares of Series VI Convertible Preferred Stock and 3.8 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58.1 million shares of Series K, Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel. Shares of Series V, VI and VII Convertible Preferred Stock are entitled to receive annual dividends of Php18.70 per share, US$0.397 per share and JP¥40.7189 per share, respectively. In 2002, PLDT issued 30,100 shares of Series V Convertible Preferred Stock and 14,087 shares of Series VI Convertible Preferred Stock in exchange for a total of 220,935 shares of Series K, Class I Convertible Preferred Stock of Piltel. In 2003, PLDT issued 110,908 more shares of Series VI Convertible Preferred Stock in exchange for 554,540 shares of Piltel Series K Class I Convertible Preferred Stock. Each share of Series V, VI and VII PLDT Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares, which will benefit from a put option exercisable for thirty days to sell such PLDT common shares to PLDT for Php1,700 or US$36.132 or JP¥4,071.89 per share depending on the series. PLDT would be obligated to pay up to Php4,600 million, US$184 million and JP¥15,600 million under the put option if all the convertible preferred shares will be mandatorily converted and all the underlying common shares will be put to PLDT.

As of December 31, 2003 and 2002, a total of 676,571 shares of Series V and VI Convertible Preferred Stock and 669,163 shares of Series V and VI Convertible Preferred Stock, respectively, have been converted to PLDT common shares.

The aggregate value of the put option as of December 31, 2003 was Php21,898 million while the market value of the underlying common shares was Php10,763 million based on the market price of PLDT’s common stock of Php970 per share as of December 31, 2003.

The shares of preferred stock, except shares of Series V, VI and VII Convertible Preferred Stock, redeemed or converted into common stock shall revert to and form part of the unissued preferred stock, and may be reissued in any other series that the Board of Directors may, from time to time, establish and designate.

The provisions of certain subscription agreements involving preferred stock have an effect on the ability of PLDT to, without written consent, sell certain assets and pay cash dividends unless all dividends for all past quarterly dividend periods have been paid and provision has been made for the currently payable dividends.

On January 31, 2003, the Board of Directors approved the dividend declaration of: (a) Php1.00 per share of 10% Cumulative Convertible Preferred Stock Series CC payable on March 31, 2003 to the holders of record on February 27, 2003; and (b) Php12.15 million on the outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock payable on March 15, 2003 to the holders of record on February 17, 2003. On February 26, 2003, the Board of Directors approved the dividend declaration to the holders of record on March 17, 2003 of: (a) US$1.029412 per outstanding share of Series III Cumulative Convertible Preferred Stock; (b) Php4.675 per outstanding share of Series V Convertible Preferred Stock; (c) US$.09925 per outstanding share of Series VI Convertible Preferred Stock; and (d) JP¥10.179725 per outstanding share of Series VII Convertible Preferred Stock, respectively. In addition, on June 10, 2003, the Board of Directors approved the dividend declaration to the holders of record on June 27, 2003 of: (a) US$1.029412 per outstanding share of Series III Cumulative Convertible Preferred Stock; (b) Php4.675 per outstanding share of Series V Convertible Preferred Stock; (c) US$.09925 per outstanding share of Series VI Convertible Preferred Stock; and (d) JP¥10.179725 per outstanding share of Series VII Convertible Preferred Stock, respectively. On July 8, 2003, the Board of Directors approved the dividend declaration of: Php1.00 per outstanding share of Series A, I, R, W, AA and BB 10% Cumulative Convertible Preferred Stock payable on August 29, 2003 to the holders of record on July 24, 2003. On September 2, 2003, the Board of Directors approved the dividend declaration of: (a) US$1.029412 per outstanding share of Series III Convertible Preferred Stock; (b) Php12.42 million on the outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock; (c) Php4.675 per outstanding share of Series V Convertible Preferred Stock; (d) US$.09925 per outstanding share of Series VI Convertible Preferred Stock; (e) JPY10.179725 per outstanding share of Series VII Convertible Preferred Stock; (f) Php1.00 per outstanding share of Series B, F, Q, V and Z 10% Cumulative Convertible Preferred Stock payable on September 30, 2003 to the holders of record on September 16, 2003 and Series E, K, O and U 10% Cumulative Convertible Preferred Stock payable on October 31, 2003 to the holders of record on September 25, 2003.

On November 4, 2003, the Board of Directors approved the dividend declaration of: Php1.00 per outstanding share of Series C, D, J, T and X 10% Cumulative Convertible Preferred Stock payable on November 28, 2003, to the holders of record on November 18, 2003 and Series G, N, P and S 10% Cumulative Convertible Preferred Stock payable on December 29, 2003, to the holders of record on November 29, 2003. On November 28, 2003, the Board of Directors approved the dividend declaration of (a) US$1.029412 per outstanding share of Series III Convertible Preferred Stock payable on January 15, 2004, to the holders of record on December 19, 2003; (b) Php12.29 million on the outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock payable on December 15, 2003, to the holders of record on December 12, 2003; (c) Php4.675 per outstanding share of Series V Convertible Preferred Stock payable on January 15, 2004, to the holders of record on December 19, 2003; (d) US$.09925 per outstanding share of Series VI Convertible Preferred Stock payable on January 15, 2004, to the holders of record on December 19, 2003; (e) JPY10.179725 per outstanding share of Series VII Convertible Preferred Stock payable on January 15, 2004, to the holders of record on December 19, 2003; (f) Php1.00 per outstanding share of Series H, L, M and Y 10% Cumulative Convertible Preferred Stock payable on January 30, 2004 to the holders of record on December 24, 2003.

Employees’ Stock Purchase Plan

The Employees’ Stock Purchase Plan, or ESPP, of PLDT provides an opportunity to its regular rank-and-file and supervisory employees to purchase an ownership interest in PLDT’s common stock at a reduced price on a deferred payment basis.

On November 3, 1999, the Board of Directors approved the Ninth Offering under the ESPP. Up to 991,200 shares of common stock have been made available for purchase under the Ninth Offering.

Movements in the number of stock purchase plan outstanding are as follows:

	2003	2002
Beginning balance	55,124	169,708
Exercised/cancelled	55,124	114,584
Ending balance	–	55,124

The purchase price is set at the prevailing market price which should not exceed Php877.63 per share. This cap represented 85% of the market price at offer date on January 3, 2000. The average market value of the shares exercised in 2003 amounted to Php274 per share (total Php15 million) and in 2002 amounted to Php319 per share (total Php13 million), respectively.

Executive Stock Option Plan

On April 27, 1999 and December 10, 1999, the Board of Directors and stockholders, respectively, approved the establishment of an Executive Stock Option Plan, or ESOP, and the amendment of the Seventh Article of the Articles of Incorporation of PLDT denying the pre-emptive right of holders of shares of common stock to subscribe for any issue of up to 1,289,745 shares of common stock pursuant to the ESOP. The ESOP covers management executives, which include officers with rank of Vice President up to the President, executives with the rank of Manager up to Assistant Vice President, and advisors/consultants engaged by PLDT. The ESOP seeks to motivate option holders to achieve PLDT’s goals, reward option holders for the creation of stockholder value, align the option holders’ interests with those of the stockholders of PLDT and retain the option holders to serve the long-term interests of PLDT. The ESOP is administered by the Executive Compensation Committee of the Board of Directors. About 1.3 million shares of common stock of PLDT have been reserved as underlying shares of options under the ESOP.

Movements in the number of stock option plan outstanding are as follows:

	2003	2002
Beginning balance	1,226,395	1,157,258
Granted	–	144,428
Cancelled	(326,277)	(75,291)
Ending balance	900,118	1,226,395

Since the date of the grant on December 10, 1999 up to December 31, 2003, there were no officers or executives who exercised their options. Instead, there were cancellations of options due to officer resignations and retirements of officers and executives.

As of February 19, 2004, 11,175 shares were exercised by certain executives at an exercise price of Php814 per share. PLDT’s average share price from January 1 to February 17, 2004 was Php928.

Retained Earnings

This account consists of:

	2003	2002	2001
		(As restated – Note 3)
	(in million pesos)
Appropriated for plant expansion and higher replacement costs	435	435	435
Unappropriated	39,230	33,268	31,948
	39,665	33,703	32,383

The most recent dividend declaration made by PLDT in respect of its common shares was in March 2001. PLDT continues to pay dividends in respect of its preferred shares. The current policy of PLDT is to determine its ability to declare and pay dividends, taking into consideration the interests of its shareholders as well as PLDT’s working capital, capital expenditure and debt service requirements. Also taken into account are the prohibitions and restrictions under certain of PLDT’s debt instruments with respect to the declaration and payment of dividends. The retention of earnings is necessary to meet the funding requirements of our business expansion, service improvement and development programs. The unappropriated retained earnings balance of PLDT as of December 31, 2003 and 2002 includes accumulated equity in net income of investees of Php12,048 million and Php4,452 million, respectively, which are not available for distribution as dividends until declared by the investees.

15. Related Party Transactions

Companies within the PLDT Group are engaged in arm’s-length transactions with each other in the ordinary course of business. We believe that the terms of these transactions are comparable with those available to unrelated parties.

Transactions with/between Related Parties

A description of major transactions with/between related parties is as follows:

a. Telecommunications Services Provided within PLDT Group

Telecommunications carriers within the PLDT Group (namely, PLDT, Smart, Piltel, Clark Telecom, Subic Telecom, Maratel and PLDT Global) have existing intercompany agreements, such as interconnection agreements with one another under terms similar with those agreed with other telecommunications providers outside the PLDT Group (see Note 25 - Other Matters). Each of these carriers recognizes revenues, net of interconnection charges, for calls terminating with the customer of the other carriers.

b. Transponder Lease Agreement between PLDT and Mabuhay Satellite

On December 28, 1995, PLDT and Mabuhay Satellite entered into a Transponder Lease Agreement, as amended on May 10, 2000, pursuant to which Mabuhay Satellite leases to PLDT C-band transponders on board the Agila II satellite, in consideration of a basic rent. This agreement has a term of ten years commencing on December 18, 1997, unless earlier terminated in accordance with the terms thereof.

Under an Acknowledgment and Consent Agreement dated January 4, 1996, PLDT acknowledged and consented to Mabuhay Satellite’s:

•         transfer and assignment of all amounts payable by PLDT under the Transponder Lease Agreement; and

•         grant of a continuing security interest of first priority in all of Mabuhay Satellite’s rights, title and interest in, to and under the Transponder Lease Agreement, in favor of the collateral agent for the benefit of the lenders who are parties to the Omnibus Credit and Security Agreement dated December 14, 1995.

Total fees under these agreements amounted to Php747 million, Php925 million and Php927 million for the years ended December 31, 2003, 2002 and 2001, respectively. Outstanding obligations of PLDT under these agreements amounted to Php26 million and Php270 million as of December 31, 2003 and 2002, respectively.

c. Facilities Management Agreement between PLDT and Piltel

On July 19, 2001, PLDT entered into a Facilities Management Agreement with Piltel under which PLDT undertakes the management, operation and maintenance of Piltel’s regional telecommunication and E.O. 109 network operations and services, including E.O. 109 fixed line build-out installations, public calling offices and payphone facilities and the systems required to support these services.

The agreement covers Piltel’s regional telecommunication services in Baguio, Puerto Princesa, Masbate, and Boac and E.O. 109 services in Alabel, Banga, Dapitan, Davao, Digos, Dipolog, General Santos, Kiamba, Koronadal, Pagadian, Polomolok and Surallah in Mindanao.

Under the agreement, PLDT also undertakes the management of the computer system, billing, revenue assurance and inter-carrier settlements reporting of Piltel’s regional telecommunication services in Olongapo and Subic.

The monthly management fee payable by Piltel is based on cost, and for cost components where margin is allowed, 15% will be applied. All third party invoices will be passed on to Piltel at cost, including value-added tax.

The agreement supersedes the Facilities Management Agreement between PLDT and Piltel, dated May 12, 2000, under which PLDT undertook the management, maintenance and operation of the regional telecommunication services of Piltel, including public calling offices and payphone operations located in Baguio City, Puerto Princesa, Boac and Masbate. The new agreement is effective for three years from July 2001 to July 2004.

Total management fees under these agreements amounted to Php52 million for the years ended December 31, 2003 and 2002 and Php118 million for the year ended December 31, 2001. Fees for billing services amounted to Php18 million, Php19 million and Php17 million for the years ended December 31, 2003, 2002 and 2001, respectively. Outstanding receivables of PLDT under these agreements amounted to Php329 million and Php258 million as of December 31, 2003 and 2002, respectively.

d. Facilities Management Agreement between Subic Telecom and Piltel

On September 5, 2001, Piltel and Subic Telecom entered into a Facilities Management Agreement of the regional telephone network, customer operations, network operations and payphones of Piltel in Subic and Olongapo City. The monthly management fee payable by Piltel is based on cost, and for cost components where margin is allowed, 15% will be applied. In addition, Piltel will pay a monthly variable cost per account in the amount of Php44 for repairs and maintenance. All third party invoices will be passed on to Piltel at cost, including value-added tax. This agreement supersedes the facilities management agreement entered into by Piltel and Subic Telecom on
May 29, 2000.

Total management fees under these agreements amounted to Php21 million, Php22 million and Php24 million for the years ended December 31, 2003, 2002 and 2001, respectively. The new agreement is effective for three years until September 2004. Outstanding receivables of Subic Telecom under this agreement amounted to Php11 million and Php2 million as of December 31, 2003 and 2002, respectively.

e. Agreements between Smart and Piltel

In connection with the integration of their operations, Smart and Piltel have entered into the following agreements:

•         An agreement for the co-location, or sharing, of cellular sites selected at the option of Smart, whereby Piltel is paid a usage fee of Php45,000 per shared site per month, subject to a 10% annual increase. Co-location expenses under this agreement amounted to Php139 million in 2003 and Php151 million in 2002.

On December 18, 2003, Smart made an advance payment of co-location fees amounting to Php783 million covering the period from January 1, 2004 up to December 31, 2008. The advance payment was based on the rate applicable to 2003 on which the annual escalation rate was applied over the five-year period and discounted at 10%.

•         An agreement whereby Smart manages the operation of Piltel’s cellular system. This agreement is divided into three sub-agreements as follows:

i.         A Facilities Management Agreement under which Smart operates, maintains and manages the physical facilities and technical services of Piltel’s existing cellular system. Piltel pays Smart a fixed monthly fee of Php4 million and a variable monthly fee of Php13,735 per site covered by the agreement. Additional fees of Php186,878 per month and Php624 per site per month are payable at the end of each calendar year upon rendition of the services in accordance with the agreement. This agreement was amended in May 2001 to include the management, operation and maintenance of Piltel’s prepaid wireless telecommunications network in the E.O. 109 areas in Mindanao including the business and central offices, base stations, and public calling offices of Piltel located in South Cotabato, Saranggani and General Santos, Davao City, Davao del Sur, Zamboanga del Norte, Zamboanga del Sur and Misamis Occidental. In November 2003, the agreement was further amended to eliminate the monthly fixed costs of Php4 million and the additional fees of Php186,878 per month and increase the monthly variable cost to Php27,470 per site and the additional fees to Php1,248 per site per month;

ii.       A Customer Service Management Agreement under which Piltel outsources the operation of its customer service and billing functions for its cellular system to Smart for a fixed monthly fee of Php9 million and a variable cost of Php57 and Php17 per postpaid and prepaid cellular subscriber, respectively. An additional fee of Php399,926 per month and Php1 per postpaid subscriber per month is payable at the end of each calendar year upon rendition of the services in accordance with the agreement; and

iii.      An Administrative Support and Management Services Agreement under which Smart provides administrative support and services to Piltel including payroll administration and training, finance and financial accounting, audit, legal, purchasing and materials management, public affairs, information technology, rates and tariffs administration, sales and marketing, product development and carrier services for a fixed monthly fee of Php8 million. An additional fee of Php353,764 per month is payable at the end of each calendar year upon rendition of the services in accordance with the agreement.

This agreement was amended in December 2002 to include the provision of sales and distribution services for Piltel’s products and services. Piltel pays Smart the residual percentage discount between Piltel’s prescribed distributor discount rate and the discount rate that Smart gives to its retailers and wholesalers for the sale of prepaid cards and the residual commission between Piltel’s prescribed commission and the commission that Smart extends to its retailers and wholesalers for phonekit and SIMpack sales.

Total management fees under the three sub-agreements totaled Php721 million, Php661 million and Php540 million for the years ended December 31, 2003, 2002 and 2001, respectively. Under these agreements, outstanding receivables of Smart as of December 31, 2003 and 2002 amounted to Php906 million and Php569 million, respectively.

•         A Facilities Service Agreement under which Piltel accesses Smart’s existing GSM network and facilities to enable Piltel to offer prepaid cellular service using GSM technology in exchange for approximately 50% of Piltel’s revenues, net of interconnection expenses. In December 2003, this agreement was amended to change the basis of computation of the facility service fee from card sales to usage, retroactive to January 1, 2003. Total fees under these agreements amounted to Php4,247 million, Php2,494 million and Php1,647 million for the years ended December 31, 2003, 2002 and 2001, respectively. Under these agreements, outstanding receivables of Smart amounted to Php633 and Php247 million as of December 31, 2003 and 2002, respectively.

•         A Billing Service Agreement for the printing and delivery of the billing statements of Piltel’s LEC subscribers. Under the agreement, Piltel agrees to pay Smart an average of Php4.60 per bill printed and an average of Php5.40 per bill delivered. Total fees under this agreement amounted to Php6 million and Php4 million for the years ended December 31, 2003 and 2002, respectively.

f. Air Time Purchase Agreement between PLDT and AIL and Related Agreements

In March 1997, PLDT entered into a Founder NSP Air Time Purchase Agreement with PT Asia Cellular Satellite, as amended in December 1998, under which PLDT was granted the exclusive right to sell ACeS services in the Philippines. In exchange, the Air Time Purchase Agreement states that PLDT has to purchase from PT Asia Cellular Satellite at least US$5 million worth of air time annually over ten years commencing on the date of the satellite’s commercial operations. The commercial operations date is defined as the earlier of:

•         the day on which PT Asia Cellular Satellite places the Garuda I satellite in commercial operation; and

•         the date of final acceptance of the Garuda I satellite and associated equipment under the terms of the Spacecraft Contract, dated August 28, 1995, between PT Asia Cellular Satellite and Martin Marietta Overseas Corporation.

However, the commercial operations date may not occur without the consent of PLDT if there is a constructive total loss or partial loss of the satellite under its launch insurance contract and the satellite cannot provide commercial service in the Philippines.

In the event that PT Asia Cellular Satellite’s aggregate billing revenues is less than US$45 million in any given year, the Air Time Purchase Agreement states that PLDT has to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

PLDT and the other founder NSPs are endeavoring to amend the Air Time Purchase Agreement due to the occurrence of partial satellite loss, changes in the primary business of ACeS and other events affecting the business.

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL suspending the application and enforcement of the minimum and supplemental air time payments under the original Air Time Purchase Agreement. In lieu of these payments, the parties agreed that AIL shall provide PLDT and the other founder shareholders, with unlimited use of air time for the year 2003 in exchange for a fixed fee in the amount of US$3.8 million for PLDT. PLDT was also obliged to purchase from AIL 13,750 satellite phone units for the year 2003 at US$395 F.O.B. per unit, subject to quarterly price adjustment. The parties to the Standstill Agreement also agreed to negotiate in good faith and use their best efforts to reach an agreement on a revised Air Time Purchase Agreement before November 15, 2003 that will cover, among other matters, the amended minimum and supplemental air time payment provisions subject to the approval of AIL’s creditors.

On February 10, 2004, notwithstanding the on-going negotiations, AIL advised PLDT of the termination of the Standstill Agreement and the reinstatement of the terms under the original Air Time Purchase Agreement following the lapse of the deadline set in the Standstill Agreement for the establishment of a revised Air Time Purchase Agreement. See Note 21 – Provisions and Contingencies for further discussion.

PLDT also entered into a Founder NSP Operating Agreement with PT Asia Cellular Satellite on March 12, 1997, under which PLDT may:

•         authorize distributors to resell ACeS services in the Philippines upon prior approval from PT Asia Cellular Satellite; and

•         appoint agents to solicit and bill PLDT’s or its authorized distributors’ subscribers for ACeS services and to sell terminals on behalf of PLDT.

Under an Assignment and Assumption Agreement dated December 29, 1998, PT Asia Cellular Satellite agreed to assign and transfer to AIL all of PT Asia Cellular Satellite’s rights under the Founder NSP Air Time Purchase Agreement and Founder NSP Operating Agreement.

Under an Acknowledgment of Assignment of Air Time Purchase Agreement entered into on December 29, 1998, by and among PLDT, P.T. Bank Internasional Indonesia and AIL, PLDT consented to the assignment by AIL of the Founder NSP Air Time Purchase Agreement to P.T. Bank Internasional Indonesia, as security agent, for the benefit of the secured parties under the Security Agreement dated as of December 29, 1998, which was executed in connection with the Amended and Restated Credit Agreement dated December 29, 1998 among PT Asia Cellular Satellite, AIL, P.T. Bank Internasional Indonesia and various other banks.

On September 30, 2002, PT Asia Cellular Satellite, AIL, as guarantor, P.T. Bank International Indonesia, as security agent, and various other banks signed a Rescheduling Agreement, which amended the terms of the Amended and Restated Credit Agreement dated December 29, 1998, moving the principal repayment dates to agreed periods with the final maturity date on January 31, 2012.

g. Agreements between Smart and ACeS Philippines

On July 18, 2000, Smart entered into a Service Distribution Agreement with ACeS Philippines under which ACeS Philippines appointed Smart as an authorized service provider of ACeS Global Mobile Personal Communication by Satellite Services, or GMPCS Services, in the Philippines having the task of exerting its best efforts to market and sell access to usage of the said services to prospective subscribers.

An amendment to this Service Distribution Agreement was made on February 16, 2001, whereby Smart shall remit to ACeS Philippines a Facility Usage Fee based on a revenue sharing formula. ACeS Philippines shall in turn pay Smart’s charges for the payphone-related services.

Also on February 16, 2001, Smart entered into a Facilities Management Agreement, or FMA, and Administrative Support and Management Services Agreement, or the Service Agreement, with ACeS Philippines. In exchange for its services, Smart shall receive fixed and variable monthly fees from ACeS Philippines. Under the FMA, Smart undertakes the management, maintenance and operation of the ACeS GMPCS Services, which are currently ready and available for actual use or operation. Under the Service Agreement, Smart shall provide certain administrative support and services in certain aspects of ACeS Philippines’ business operations such as payroll administration and training, finance, audit, legal, purchasing and materials management, public affairs, information technology, sales and marketing, ACeS Philippines NSP relations, AIL relations and other support services.

Total fees under these agreements, net of Smart’s share, amounted to Php12 million for the years ended December 31, 2003 and 2002 and Php17 million for the year ended December 31, 2001. Smart had no outstanding obligation as of December 31, 2003 and 2002.

h. Other Transactions

Equity investments in subsidiaries and associates are discussed in Note 9 – Investments.

On December 9, 2002, PLDT transferred and conveyed to Smart certain inland and submarine domestic fiber optic cable loops, digital transmission equipment and corresponding network management systems with an aggregate net book value of Php4,138 million, as consideration and in exchange for 298 million preferred shares of Smart subscribed by PLDT at Php13.875 per share, or a total subscription price of Php4,138 million.

As part of our strategy to foster operational efficiencies within the PLDT Group, Subic Telecom conveyed the management of certain of its receivables to PLDT Global on August 1, 2003. In addition, negotiations were ongoing as of December 31, 2003 for the transfer of certain of Subic Telecom’s assets to PLDT. Settlement of the transfer is intended to be in the form of offsetting arrangements.

The following is a summary of related party accounts with subsidiaries eliminated from the consolidated balance sheets as of December 31, 2003 and 2002 and from the consolidated statements of income for the years ended December 31, 2003, 2002 and 2001:

	2003	2002
	(in million pesos)
Balance Sheets
Receivables – net	8,269	5,567
Other noncurrent assets	86	86
Accounts payable	5,060	2,754
Accrued expenses and other current liabilities	367	465
Deferred credits and other noncurrent liabilities	2,928	2,434

	2003	2002	2001
	(in million pesos)
Statements of Income
Fixed line revenues	635	2,266	57
Wireless revenues	988	925	927
Information and communications technology revenues	274	29	–
Rent expense	1,460	2,886	927
Maintenance expense and others	385	334	307
Other income – net	52	1	250

The following is a summary of related party accounts with Piltel as of and for the years ended December 31, 2003 and 2002:

	2003	2002
	(in million pesos)
Balance Sheets
Receivables (payables) – net	(1,214)	1,731
Statements of Income
Fixed line revenues	53	533
Wireless revenues	2,697	2,048
Miscellaneous income	779	763

Transactions with Major Stockholders, Directors and Officers

Transactions to which PLDT or its subsidiary was a party, in which a director or key officer or owner of more than 10% of the common shares of PLDT, or any member of the immediate family of a director or key officer or owner of more than 10% of the common shares of PLDT had a direct or indirect material interest as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 are as follows:

a. Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•         Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on December 31, 2003, under which NTT Communications provides PLDT with technical, marketing and other consultants for various business areas of PLDT starting April 1, 2000;

•         Domestic Fiber Optic Network Submerged Plant Maintenance Agreement. On July 4, 2000, PLDT entered into an agreement with NTT World Engineering Marine Corporation, or NTT WEMC, for the submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber-optic network, or DFON, submerged plant for a period of five years up to July 4, 2005. Under the agreement, PLDT shall pay NTT WEMC a fixed annual standing charge of US$2 million, excluding cost for the use of a remotely operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair;

•         Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets managed data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the tradename “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines; and

•         Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses.

Total fees under these agreements amounted to Php288 million, Php289 million and Php362 million for the years ended December 31, 2003, 2002 and 2001, respectively. As of December 31, 2003 and 2002, outstanding obligations of PLDT amounted to Php40 million and Php36 million, respectively.

b. Agreement between Smart and Asia Link B.V., or ALBV. Smart has an existing Technical Assistance Agreement with ALBV for the latter to provide technical support services and assistance in the operations and maintenance of CMTS for a period of five years, subject to renewal upon mutual agreement between the parties. The agreement provides for quarterly payments of technical service fees equivalent to 2% of the net revenues of Smart. In January 2003, the agreement was amended, reducing the technical service fees to be paid by Smart to ALBV to 1% of net revenues effective January 1, 2003.

Smart also has an existing Services Agreement with ALBV for a period of 25 years starting January 1, 1999, which shall automatically expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV provides advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers, arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services.

ALBV is a subsidiary of the First Pacific Group.

Total fees under these agreements amounted to Php429 million, Php429 million and Php249 million for the years ended December 31, 2003, 2002 and 2001, respectively. Outstanding obligations of Smart under these agreements amounted to Php228 million and Php31 million as of December 31, 2003 and 2002, respectively.

c. Agreements relating to insurance companies. Gotuaco del Rosario and Associates, or Gotuaco, acts as broker for certain insurance companies to cover certain properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has signed an insurance policy with Malayan Insurance Co. Inc., or Malayan, wherein premiums are directly paid to Malayan. Total payments to Gotuaco and Malayan covering the twelve-month period ending July 31, 2004 amounted to Php439 million. Two directors of PLDT have a direct/indirect interest in or serve as director/officer of Gotuaco and Malayan.

16. Employees’ Benefit Plan

PLDT

PLDT has a trustee-managed, noncontributory defined benefit plan, or the Benefit Plan, providing for retirement and death benefits and service terminal pay to substantially all permanent and regular employees. Benefits under the Benefit Plan are based on final salary and length of service.

PLDT’s actuarial valuation is done on an annual basis. Based on the latest actuarial valuation dated February 2004, the actuarial present value of accrued liability, net pension cost and average assumptions used in developing the valuation at December 31, 2003, 2002 and 2001 are as follows:

	2003	2002	2001
	(in million pesos)
Actuarial accrued liability	5,971	7,984	6,638
Assets at fair value	3,927	4,094	4,592
Unfunded actuarial accrued liability	(2,044)	(3,890)	(2,046)
Unrecognized:
Net transition liability	2,296	2,889	3,054
Net experience adjustment	1,535	(174)	(2,125)
Prepaid (accrued) pension cost	1,787	(1,175)	(1,117)

The weighted average assumptions used to determine pension benefits at December 31, 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Discount rate	9%	9%	12%
Rate of increase in compensation	7%	8%	12%
Rate of return on plan assets	9%	9%	11%

Net pension cost was computed as follows:

	2003	2002	2001
	(in million pesos)
Normal cost	472	404	623
Interest cost	42	49	75
Amortization of:
Unrecognized net transition liability	151	165	165
Unrecognized net experience adjustments	(16)	(90)	19
	649	528	882

In addition to PLDT’s cash contribution in relation to the manpower reduction program, or MRP, in June 2003, PLDT contributed to the PLDT BTF its investment in convertible notes of Unilink and a real property in Makati City.

Smart

Smart has a trustee-managed, tax-qualified Provident Plan providing for retirement, death or service terminal pay to substantially all permanent and regular employees. Under the Provident Plan, Smart contributes to the provident fund for the credit of each member’s Personal Retirement Account, or PRA, a percentage of such member’s monthly salary. Net earnings of the Provident Fund are credited every nine months to the PRAs of the members based on their proportionate share in the total value of the Provident Fund as of the end of the preceding period.

In October 2003, Smart’s board of directors approved enhancements to the retirement plan. The enhanced retirement plan gives a member the option to contribute to the fund up to a maximum of 10% of his monthly salary. On top of its current contribution, Smart will provide an additional contribution up to 50% of the member’s contribution, depending on his tenure in the company.

Any benefit payable under this Plan shall be in lieu of or in compliance with, but not in addition to, the payment of similar benefits Smart is required to pay its employees under existing or future laws, employment contracts or collective bargaining agreements, it being understood that the employee shall be entitled only to the higher of the benefits and not to both.

Contributions by Smart to the Provident Plan charged to operations amounted to Php65 million, Php58 million and Php38 million for the years ended December 31, 2003, 2002 and 2001, respectively.

17. Other Income (Expenses) – Net

This account consists of:

	Consolidated			Non-Consolidated
	2003	2002	2001	2003	2002	2001
	(in million pesos)
Manpower reduction cost (Note 16)	(1,904)	(324)	(279)	(1,885)	(324)	(279)
Hedge cost and foreign exchange/swap gain (losses) – net (Notes 12 and 23)	(1,265)	218	(925)	(1,032)	256	(441)
Miscellaneous income (expenses) – net	(2,794)	594	306	(2,100)	935	769
	(5,963)	488	(898)	(5,017)	867	49

Over the past years, PLDT has been implementing a manpower reduction program, or MRP, in line with its continuing effort to reduce the cost base of the fixed line business. The MRP cost charged to operations for the years ended December 31, 2003, 2002 and 2001 amounted to Php1,885 million, including a loss on settlement of Php442 million in 2003, Php324 million and Php279 million, representing 1,862, 374 and 661 employees affected by the program, respectively; unrecognized past service costs, which are normally amortized over the estimated remaining working lives of employees, in respect of employees who availed of the manpower reduction program are recognized as loss on settlement.

The decision to implement the MRP was anchored on the challenges being faced by the fixed line business as significant changes in technology, increasing competition, and shifting market preferences to cellular use have reshaped the future of the fixed line business. The MRP was implemented under the New Labor Code and is in compliance with all other relevant labor laws and regulations.

18. Income Taxes

The net current and noncurrent components of deferred income tax recognized in the consolidated balance sheets follow:

	2003	2002
	(in million pesos)

Net current assets	6,533	4,440
Net noncurrent liabilities	(10,590)	(10,623)

The components of net deferred tax assets and liabilities are as follows:

	Consolidated		Non-Consolidated
	2003	2002	2003	2002
	(in million pesos)
Current assets :
Allowance for doubtful accounts	3,635	2,619	2,890	1,914
MCIT	1,272	645	1,262	638
NOLCO	648	644	644	618
Unearned revenues	534	710	140	138
Provisions for unrealizable assets	519	69	450	–
Accrued pension cost	419	571	–	376
Allowance for inventory losses	206	139	76	–
Current portion of unamortized past service cost	163	56	161	54
Accrued business tax and others	103	19	90	–
Others	59	52	–	–
	7,558	5,524	5,713	3,738
Less valuation allowance	832	985	–	–
	6,726	4,539	5,713	3,738
Current liabilities:
Current portion of prepaid pension cost	(193)	–	(193)	–
Others	–	(99)	–	(98)
	(193)	(99)	(193)	(98)
Net current assets	6,533	4,440	5,520	3,640

Noncurrent assets:
Long-term portion of unamortized past service cost	978	108	978	108
Others	72	76	–	–
	1,050	184	978	108
Noncurrent liabilities:
Interest charges capitalized, net of amortization	(5,320)	(5,536)	(4,766)	(4,830)
Foreign exchange differential capitalized, net of depreciation	(4,871)	(4,100)	(4,971)	(3,798)
Taxes and duties capitalized, net of amortization	(646)	(711)	(646)	(711)
Long-term portion of prepaid pension cost	(379)	–	(379)	–
Undistributed income of foreign subsidiaries	(203)	(333)	–	–
Others	(221)	(127)	–	–
	(11,640)	(10,807)	(10,762)	(9,339)
Net noncurrent liabilities	(10,590)	(10,623)	(9,784)	(9,231)

The benefit of NOLCO amounting to Php12 million and Php2,013 million for the years 2003 and 2002 can be claimed as deductions against taxable income until 2006 and 2005, respectively.

Provision for income tax consists of:

	Consolidated			Non-Consolidated
	2003	2002	2001	2003	2002	2001
	(in million pesos)
Current	1,627	728	880	–	–	782
Deferred	(1,385)	864	154	(587)	854	(74)
	242	1,592	1,034	(587)	854	708

The current provision for income tax-current in 2003 and 2002, on a consolidated basis, mainly represents the subsidiaries’ income tax under the regular corporate income tax. PLDT’s MCIT in 2003 and 2002 amounting to Php624 million and Php638 million, respectively, were charged directly to “Deferred income tax”. The benefit of MCIT in 2003 and 2002, can be claimed as deductions against income tax payable until 2006 and 2005, respectively.

The reconciliation between the provision for income tax at the applicable statutory tax rates and the actual provision for income tax follows:

	Consolidated			Non-Consolidated
	2003	2002	2001	2003	2002	2001
		(As restated – Note 3)			(As restated – Note 3)
	(in million pesos)
Provision at statutory tax rate	3,686	1,457	627	3,391	1,234	1,090
Tax effect of:
Income subject to income tax holiday	(4,130)	(1,179)	634	–	–	–
Income not subject to tax	(180)	(116)	(92)	(185)	(104)	(92)
Income subject to final tax	(157)	(77)	(142)	(38)	(33)	(102)
Income subject to lower tax rate	(127)	(115)	(206)	–	–	–
Equity share in net loss (income) of investees	535	1,299	(53)	(4,172)	(303)	(209)
Non–deductible expenses	615	323	266	417	60	21
Actual provision for income tax	242	1,592	1,034	(587)	854	708

Mabuhay Satellite and Subic Telecom are registered as Subic Bay Freeport Enterprises while Clark Telecom is also registered as a Clark Special Economic Zone Enterprise under R.A. No. 7227, otherwise known as the Bases Conversion and Development Act of 1992, or the Act. As registrants, Mabuhay Satellite, Subic Telecom and Clark Telecom are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and special income tax rate of 5% of gross income, as defined in the Act.

On December 22, 2000, the BOI approved ePLDT’s registration as a new IT service firm in the field of services related to its Internet data center on a pioneer status. As such, ePLDT enjoys, among other incentives, a six-year income tax holiday from January 2001.

On May 3, 2001, the Board of Investments, or BOI, awarded Smart pioneer status for its GSM expansion projects entitling it to a three-year tax holiday up to May 2004. The tax incentive is availed on the basis of incremental income generated from the said expansion project. In addition, on July 12, 2001, the BOI awarded Smart pioneer status for its payment infrastructure projects entitling it to enjoy a six-year tax holiday. In this case, the tax incentive is availed for the entire taxable income of the project.

Smart’s deferred income tax assets and liabilities as of December 31, 2003 have been restated at realizable amounts after provision of a valuation allowance for portions of deferred tax assets that will not have tax consequences.

In 2003 and 2002, tax incentives availed amounted to Php4,130 million and Php1,179 million, respectively.

19. Earnings Per Common Share

The following table presents information necessary to calculate the earnings per share:

	2003		2002		2001
			(As restated – Note 3)
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in million pesos)

Net income	11,182	11,182	3,003	3,003	2,700	2,700
Less dividends on preferred stock	1,739	1,485	1,645	1,645	1,503	1,503
Net income applicable to common stock	9,443	9,697	1,358	1,358	1,197	1,197

	(In Thousands, Except Per Share Amounts)
Outstanding common shares, beginning	169,361	169,361	168,895	168,895	168,498	168,498
Effect of issuance of common shares during the year	52	52	200	200	162	162
Common stock equivalent of preferred shares deemed dilutive
Preferred Shares Series V	–	2,576	–	–	–	–
Preferred Shares Series VI	–	4,648	–	–	–	–
Preferred Shares Series VII	–	3,842	–	–	–	–
Weighted average number of common shares, end	169,413	180,479	169,095	169,095	168,660	168,660
Earnings per common share	Php55.74	Php53.73	Php8.03	Php8.03	Php7.10	Php7.10

Series V, VI and VII convertible preferred shares were deemed dilutive based on a calculation of the required dividends on these preferred shares divided by the number of equivalent common shares assuming such preferred shares are converted into common shares and compared against the basic EPS. Since the amount of dividends on the Series V, VI and VII convertible preferred shares over its equivalent number of common shares decreased the basic EPS, these convertible preferred shares were deemed dilutive.

The computations of diluted earnings per share were anti-dilutive for the years ended December 31, 2002 and 2001; therefore, the amounts reported for basic and diluted earnings per share were the same.

20. Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses the PLDT Group’s contractual obligations outstanding as of December 31, 2003:

	Payments Due by Period
	Total	Within 1 year	2-3 years	4-5 years	After 5 years
	(in million pesos)

Long-term debt obligations	157,681	23,742	58,668	32,459	42,812
Long-term lease obligations	6,673	1,670	2,848	1,452	703
Unconditional purchase obligations(1)	10,553	1,630	2,252	2,224	4,447
Other long-term obligations	21,898	–	–	13,774	8,124
Total contractual cash obligations	196,805	27,042	63,768	49,909	56,086

(1) The amounts disclosed in the table above are based on the original Air Time Purchase Agreement with AIL. In 2003, a Standstill Agreement was executed to cover, among other matters, the amended minimum and supplemental air time payment provisions for the year 2003. The parties are currently in negotiations to reach an agreement in respect of a revised Air Time Purchase Agreement.

For a discussion of our long-term debt obligations, see Note 12 – Long-term Debt.

Long-term Lease Obligations

Transponder Lease Agreement. As discussed in Note 15 – Related Party Transactions, PLDT and Mabuhay Satellite entered into a Transponder Lease Agreement on December 28, 1995, which was amended on May 10, 2000. This agreement is for a period of ten years commencing on December 18, 1997, unless earlier terminated in accordance with the terms thereof. The annual basic rent for the transponders for 2003 is US$14 million. As of December 31, 2003, PLDT’s aggregate remaining obligation under this agreement was approximately Php2,802 million.

Municipal Telephone Projects. In 1993, PLDT entered into two lease agreements with the Philippine Department of Transportation and Communications, or DOTC, covering telecommunications facilities established under the Municipal Telephone Act. Under these agreements, PLDT was granted the exclusive right to perform telecommunications management services, to expand services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a period of 15 years. Title to the properties shall be transferred to PLDT upon expiration of the lease term. As of December 31, 2003, the aggregate remaining obligation was approximately Php885 million. In case of cancellation, PLDT is liable to pay Php100 million under each of the two contracts as liquidated damages.

Domestic Fiber Optic Network Submerged Plant Agreement. As discussed in Note 15 – Related Party Transactions, PLDT entered into an agreement with NTT World Engineering Marine Corporation on July 4, 2000, for the submarine cable repair and other allied services in relation to the maintenance of PLDT’s DFON submerged plant for a period of five years up to July 4, 2005. Under the agreement, PLDT shall pay NTT World Engineering Marine Corporation a fixed annual standing charge of US$2 million excluding cost for the use of a remotely-operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. As of December 31, 2003, the aggregate remaining obligation was approximately Php185 million.

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to 25 years expiring at various dates. As of December 31, 2003, the aggregate remaining obligation was approximately Php41 million.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under the agreement, Mobius is also required to provide maintenance services for a period of one year at no additional maintenance charge. PLDT may purchase maintenance services at the expiration of the first year for a fee of 15% of the current published license fee. As of December 31, 2003, the aggregate remaining obligation was approximately Php65 million.

Other Long-term Lease Obligations. The PLDT Group has various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites, telecommunication equipment locations and various office equipment. In particular, Smart has lease obligations aggregating Php2,309 million in respect of office and cell site rentals with over 2,000 lessors nationwide.

Unconditional Purchase Obligations

Air Time Purchase Agreement with AIL. As discussed in Note 15 – Related Party Transactions, PLDT is a party to a Founder NSP Air Time Purchase Agreement, or ATPA, with AIL, which was amended in December 1998, under which PLDT is granted the exclusive right to sell ACeS services in the Philippines. In exchange, the Air Time Purchase Agreement states that PLDT has to purchase from AIL a minimum of US$5 million worth of air time annually over ten years commencing on the date of the commercial operations of the Garuda I satellite. In the event AIL’s aggregate billing revenues is less than US$45 million in any given year, the Air Time Purchase Agreement also states that PLDT has to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

PLDT and the other founder NSPs are endeavoring to amend the Air Time Purchase Agreement due to the occurrence of partial satellite loss, changes in the primary business of ACeS and other events affecting the business.

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL suspending the application and enforcement of the minimum and supplemental air time payments under the original Air Time Purchase Agreement. In lieu of these payments, the parties agreed that AIL shall provide PLDT and the other founder shareholders, with unlimited use of air time for the year 2003 in exchange for a fixed fee in the amount of US$3.8 million for PLDT. PLDT is also obliged to purchase from AIL 13,750 satellite phone units for the year 2003 at US$395 F.O.B. per unit, subject to quarterly price adjustment. The parties to the Standstill Agreement also agreed to negotiate in good faith and use their best efforts to reach agreement on a revised Air Time Purchase Agreement before November 15, 2003 that will cover, among others, the amended minimum and supplemental air time payment provisions subject to the approval of AIL’s creditors (see Note 3 – Accounting Changes and Note 21 – Provisions and Contingencies).

As of December 31, 2003, PLDT’s aggregate remaining minimum obligation under the original Air Time Purchase Agreement was approximately Php10,081 million.

International Affiliate Agreement with VeriSign, Inc., or VeriSign. On September 15, 2000, ePLDT entered into an agreement with VeriSign for the non-exclusive, non-transferable right and license to use the VeriSign software, brand and Certification Practice Statement for the purpose of approving, issuing, suspending or revoking digital certificates for users of the Internet or similar open systems in the Philippines for a period of seven years. Under this agreement, ePLDT is required to pay VeriSign a certain percentage of the revenue derived from the services subject to minimum annual royalty payments aggregating to US$11 million, which was subsequently reduced to US$1 million, for the seven-year contract period. In addition, ePLDT was required to pay an annual support fee of US$0.5 million for the first year and US$0.3 million in each year thereafter.

Effective July 1, 2003, VeriSign has agreed to amend the Agreement and issued Addendum 6 to write-off all past dues invoices and payments owed to VeriSign, which were invoiced or scheduled to be invoiced under the agreement prior to this Addendum 6. All royalty payments and annual support fees due through June 2003 will be part of the write-off in the amount of US$0.8 million. For contract year 4 (September 2003-August 2004), the annual support fee will be reduced from US$0.3 million to US$40,000 and for contract years 5-7 (September 2003-August 2007) from US$0.3 million to US$0.16 million. In addition, VeriSign agreed to reduce the affiliate revenue sharing rates from 50% of suggested retail price to 25% of suggested retail price for both enterprise and internet products for 12 months starting July 2003 and negotiable thereafter. As of December 31, 2003, ePLDT’s aggregate remaining minimum obligation under this agreement was approximately Php26 million pertaining to annual support fee.

License Purchase Agreement with I-Contact Solutions Pte. Ltd. On April 2, 2003, iPlus Intelligent Network Inc., or iPlus, entered into an Application Services Provider, or ASP, and Reseller Contract with I-Contact Solutions Pte. Ltd., or I-Contact, of Singapore. Under the agreement, iPlus will purchase licenses of the CosmoCall Universe ™ IP-based contact center solution. CosmoCall Universe supports multi-channel customer interactions including telephone, web chat, web voice, web video, web collaboration, email and voicemail in one high capacity, high availability, multi-tenant platform. CosmoCall Universe is a complete, unified contact center suite that includes ACD, IVR, CTI, predictive dialing, multimedia recording and a complement of powerful management applications. The aggregate value of these licenses is US$2.1 million and these will be delivered quarterly over a two-year period. Further to the agreement, I-Contact will appoint iPlus as the exclusive reseller and ASP for the Philippine market and will provide iPlus with all the necessary support in terms of sales, marketing, and technical services. As of December 31, 2003, iPlus’ aggregate remaining obligation under this agreement was approximately Php83 million.

Other Unconditional Purchase Obligations. PLDT has various purchase contracts for periods ranging from two to three years covering the use of a fraud management system and satellite hub and remote very small aperture terminal, or VSAT, network systems.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. As discussed in Note 9 – Investments and Note 14 – Stockholders’ Equity, as of December 31, 2003, PLDT had issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel pursuant to the debt restructuring of Piltel.

As of December 31, 2003, 145,320 shares of Series V Convertible Preferred Stock and 531,251 shares of Series VI Convertible Preferred Stock were converted to PLDT common shares. The aggregate value of the put option based on outstanding shares as of December 31, 2003 was Php21,898 million, of which
Php13,774 million is payable on June 4, 2008 and Php8,124 million on June 4, 2009 if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stock were mandatorily converted and all the underlying common shares were put to PLDT. The market value of the underlying common shares was Php10,763 million, based on the market price of PLDT’s common stock of Php970 per share as of December 31, 2003.

Commercial Commitments

As of December 31, 2003, our outstanding commercial commitments, in the form of letters of credit, amounted to Php2,640 million. These commitments will expire within one year.

In October 1998, Smart entered into a Frame Supply Contract with Nokia Telecommunications OY for the supply of hardware, software and documentation for its GSM cellular network. In the same month, Smart and Nokia (Philippines), Inc., or Nokia, signed a Frame Services Contract that covers the design, planning, installation, commissioning, integration, acceptance testing, training and handling over of the GSM network. In 2001, Smart issued a Master Purchase Order, or MPO, in the amount of US$200 million in favor of Nokia Networks OY for the purchase of additional equipment to expand its GSM phone network. The US$200 million MPO was completed in November 2003. On May 30, 2003, Smart entered into a Technical Support Services Order, or TSSO, with Nokia in the amount of US$8 million. This TSSO has been fully served as of December 31, 2003.

In January 2004, Smart signed a new MPO in favor of Nokia amounting to US$117 million (Phase 7 under the Frame Supply Contract between Smart and Nokia). Smart is, however, under no legal obligation to incur these expenditures.

As of December 31, 2003, Smart had no guarantee obligations, standby repurchase obligations or other commercial commitments.

21. Provisions and Contingencies

NTC supervision and regulation fees, or SRF

Since 1976, PLDT has received assessments from NTC for permit, SRF and other charges pursuant to Section 40 of Commonwealth Act 146, otherwise known as the Public Service Act (PSA). As of December 31, 2003, PLDT has paid a total amount of Php1,483 million in SRF, of which Php1,301 million were paid under protest.

PLDT is contesting the manner by which these assessments were calculated and the basis for such calculations. The case is now with the Supreme Court and upon the rules and practice of court, now stands submitted for decision.

Smart has similarly received assessments from NTC for permit, SRF and other charges which were paid under protest. Total payments amounted to Php122 million in 2003, Php114 million in 2002 and Php86 million in 2001.

We have made a reasonable estimate of the amount necessary to pay or settle the contested assessment in the event of an unfavorable judgment against us and have made the appropriate provisions in our financial statements as of December 31, 2003.

Local business tax assessments

PLDT is presently a party to several cases involving the issue of exemption of PLDT from local franchise and business taxes. PLDT believes, based on the opinion of its legal counsel, that it is exempt from payment of local franchise and business taxes.

R.A. No. 7160, the Local Government Code of 1991, or R.A. 7160, which took effect on January 1, 1992, extended to local government units power to tax businesses within their territorial jurisdiction granted under Batas Pambansa No. 337, or B.P. 337 and withdraw tax exemptions previously granted to franchise grantees under Section 12 of R.A. 7082.

PLDT believes, based on the opinion of its legal counsel, that R.A. 7925, also known as the Public Telecommunications Policy Act, which took effect on March 16, 1995, and the grant under R.A. 7925 of similar local franchise and business taxes exemption privileges to other franchise holders subsequent to the effectivity of R.A. 7160, implicitly restore its local franchise and business taxes exemption privilege under Section 12 of R.A. 7082, or the PLDT Franchise.

To confirm this position, PLDT sought and obtained on June 2, 1998 a ruling from the Bureau of Local Government Finance, or BLGF, of the Department of Finance which ruled that PLDT is exempt from the payment of local franchise and business taxes imposable by local government units under R.A. 7160.

By virtue of the BLGF Ruling, PLDT stopped paying local franchise tax starting with the fourth quarter of 1998 and has filed with certain local government units (LGUs) claims for tax refund covering the period from the second quarter of 1995 to the third quarter of 1998. PLDT has received assessments for local franchise and business tax from several cities and provinces following PLDT’s decision to stop payment of local franchise tax.

Following a decision of the Supreme Court on March 25, 2003, a judgment in the amount of Php4 million against PLDT involving the City of Davao became final and executory on April 9, 2003, pursuant to which PLDT was not exempt from the local franchise tax. Although the Company believes that it is not liable to pay franchise and business tax, PLDT has taken steps to arrive at compromise settlements with several local government units in order to maintain and preserve its good standing and relationship with these local government units. PLDT has paid a total amount of Php170 million as of December 31, 2003 for local franchise tax covering the fourth quarter of 1998 to 2003 to certain local government units who have agreed to a compromise settlement.

PLDT continues to contest assessments amounting to Php5,142 million, a number of which were based on the gross revenues of PLDT derived from its operations within the entire Philippines. PLDT claims that assuming that it is liable for local franchise tax, R.A. 7160 provides that local franchise tax shall be based on the gross receipts of the preceding year received or collected for services rendered within the jurisdiction of the taxing authority. Therefore, the use by some local government units of gross revenues as the basis for computation of franchise tax is in gross violation of the law because it pertains to all income earned regardless of whether it was received or not, unlike gross receipts which are essentially the amount of money or its equivalent actually or constructively received. Moreover, gross revenues refer to all income earned by PLDT within and outside the jurisdiction of the local taxing authority; thus, the use thereof as a basis of computation will exceptionally overstate the franchise tax.

In a petition recently filed with the Supreme Court involving another local government unit, PLDT has appealed to the Supreme Court for a re-examination of its decision in the City of Davao case in light of the strong dissenting opinion in that case concurred in by four (4) other Members of the Supreme Court.

Smart has, likewise, received assessments for local franchise and business taxes from certain cities and provinces in the aggregate amount of Php313 million, which Smart continues to contest. Smart believes, based on the opinion of its legal counsel, that Smart is not liable to pay the local franchise and business taxes by virtue of (i) the opinion issued by the BLGF dated August 13, 1998; and (ii) Smart’s exemption under its legislative franchise which took effect after the effective date R.A. 7160.

We have made a reasonable estimate of the amount necessary to pay or settle the contested assessment in the event of an unfavorable judgment against us and have made the appropriate provisions in our financial statements as of December 31, 2003.

Air Time Purchase Agreement with AIL

In March 1997, PLDT entered into a Founder NSP (national service provider) Air Time Purchase Agreement with PT Asia Cellular Satellite (assigned and transferred to AIL), as amended in December 1998. The agreement states that PLDT has to purchase at least US$5 million worth of air time annually over ten years commencing on the date of the Garuda satellite’s commercial operations and has to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term in the event revenues generated are less than US$45 million in any given year. The air time payment obligations shall remain in effect until all indebtedness incurred by AIL have been fully repaid. See Note 15 – Related Party Transactions and Note 20 – Contractual Obligations and Commercial Commitments for detailed discussion of the terms of the agreement.

The Garuda satellite was launched on February 12, 2000 and was available for service beginning October 1, 2000. Pre-commercial operations began on January 1, 2001 and full commercial operations began on January 1, 2002.

We believe that the payment obligations under the Air Time Purchase Agreement exceed the economic benefits expected to be received under it as a result of the delay in the launch of the satellite, unavailability of competitive handsets and competitions from cellular GSM services, occurrence of a partial satellite loss, changes in the primary business of AIL and other factors affecting its business. Accordingly, we started negotiations with AIL for the revision of the payment obligations under the Air Time Purchase Agreement in 2000.

As a result of these negotiations, the effective date of Air Time Purchase Agreement became January 1, 2002. In 2002, billings for satellite air time were reduced to actual air time usage, less amount for marketing assistance to service providers. In March 2003, PLDT, together with the founder NSPs, entered into a Standstill Agreement with AIL. Total payments made to AIL under the Air Time Purchase Agreement based on billings of actual usage and the Standstill Agreement amounted to US$1 million in 2002 and US$3.8 million in 2003. On February 10, 2004, AIL advised PLDT of the termination of the Standstill Agreement and the reinstatement of the terms under the original Air Time Purchase Agreement effective January 1, 2002 following the lapse of the deadline set in the Standstill Agreement for the establishment of a revised Air Time Purchase Agreement. We believe that the termination notice was without basis as the target commitment date set forth in the Standstill Agreement was merely a tentative schedule and active negotiations were still ongoing.

We made a reasonable estimate of the amount necessary in the event such obligation would be settled and have made the appropriate provisions in our financial statements as of December 31, 2003 with due consideration of AIL’s existing indebtedness and of PLDT’s share as one of the founder NSPs. Total indebtedness of AIL amounted to US$195 million as of January 1, 2003.

22. Foreign Currency – Denominated Monetary Assets and Liabilities

PLDT’s and its subsidiaries’ foreign currency-denominated monetary assets and liabilities and their peso equivalents follow:

	2003		2002
	U.S. Dollar	Peso Equivalent	U.S. Dollar	Peso Equivalent
	(in millions)
Consolidated
Assets
Cash and cash equivalents	US$146	Php8,098	US$76	Php4,037
Receivables – net	195	10,855	149	7,910
	341	18,953	225	11,947
Liabilities
Notes payable	3	150	6	320
Accounts payable	60	3,322	56	2,969
Accrued expenses and other current liabilities	25	1,342	165	8,782
Long-term debt	2,819	153,542	2,957	156,397
Deferred credits and other noncurrent liabilities	209	11,613	126	6,722
	3,116	169,969	3,310	175,190
Net foreign currency – denominated liabilities	US$2,775	Php151,016	US$3,085	Php163,243

Non-Consolidated
Assets
Cash and cash equivalents	US$54	Php3,014	US$49	Php2,602
Receivables – net	134	7,463	116	6,158
	188	10,477	165	8,760
Liabilities
Notes payable	–	–	6	320
Accounts payable	16	874	23	1,220
Accrued expenses and other current liabilities	7	386	46	2,476
Long-term debt	2,373	128,757	2,558	135,158
Deferred credits and other noncurrent liabilities	209	11,613	126	6,722
	2,605	141,630	2,759	145,896
Net foreign currency – denominated liabilities	US$2,417	Php131,153	US$2,594	Php137,136

In translating the foreign currency-denominated monetary assets and liabilities into peso amounts, the exchange rates used were Php55.586 to US$1.00 and Php53.254 to US$1.00, the peso-dollar exchange rates as of December 31, 2003 and 2002, respectively.

As at February 19, 2004, the peso–dollar exchange rate was Php56.064 to US$1.00. Using this exchange rate, our net foreign currency–denominated liabilities as of December 31, 2003 would have increased by Php1,326 million and Php1,155 million on a consolidated and non-consolidated basis, respectively.

23. Financial Instruments

PLDT

Long-term Currency Swaps

PLDT entered into long-term principal-only currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2009, 2012 and 2017. As of December 31, 2003 and 2002, these long-term currency swaps have an aggregate notional amount of US$725 million and US$550 million, respectively. Under the swaps, PLDT effectively exchanges the principal of its US dollar-denominated fixed rate notes into peso-denominated loan exposures at agreed swap exchange rates. The agreed swap exchange rates are reset to the lowest US$/Peso spot exchange rate during the term of the swaps, subject to a minimum exchange rate. As of December 31, 2003 and 2002, the outstanding swap contracts have been reset to average exchange rate of Php51.22 and Php51.27, respectively. In addition, PLDT is required to make semi-annual fixed or floating swap cost payments to its counterparties, which averaged to about 2.10% and 2.35% per annum in 2003 and 2002, respectively.

Due to the amounts of PLDT’s foreign currency hedging requirements and the large interest differential between the Philippine Peso and the US$, the costs to book long-term currency swaps can be significant. In order to manage such hedging costs, PLDT utilizes structures that include currency option contracts, credit linkage, and fixed to floating coupon-only swaps.

The currency swap agreement relating to the 2009 fixed rate notes has been structured to include currency option contracts. If the US$/Peso spot exchange rate on maturity date settles beyond an agreed threshold, PLDT will have to purchase US$ at the minimum exchange rate plus the excess above the agreed threshold rate. On the other hand, if on maturity, the US$/Peso spot exchange rate is lower than the minimum exchange rate, PLDT will have the option to purchase at the prevailing US$/Peso spot exchange rate.

US$575 million and US$400 million of the long-term currency swaps outstanding as of December 31, 2003 and 2002, respectively, have been structured to include credit-linkage with PLDT as the reference entity. The specified credit events include bankruptcy, failure to pay, obligation acceleration, moratorium/repudiation, and restructuring of PLDT bonds or all or substantially all of PLDT’s obligations. Upon the occurrence of any of these credit events, subject to agreed threshold amount where applicable, the obligations to both PLDT and its counterparty under the swap contracts terminate without further settlements to either party, including any mark-to-market value of the swaps.

A portion of our currency swap agreements to hedge our 2017 fixed rate notes carry fixed rate swap cost payments. To effectively lower the running cost of such swap agreements, PLDT, in April 2003, entered into an agreement to swap the coupon on US$125 million of its 2012 fixed rate notes into a floating rate JP¥ amount. Under this agreement, PLDT is entitled to receive the full equivalent of the fixed coupon provided the US$/JP¥ exchange rate stays above a predetermined level. Below this level, only a fraction of the fixed coupon will be due PLDT. In order to mitigate the risk of the JP¥ strengthening below the agreed threshold, PLDT, in December 2003, entered into an overlay swap transaction to effectively lower the portion of the coupon indexed to the US$/JP¥ rate.

As of December 31, 2003 and 2002, the estimated mark-to-market value of the outstanding swaps amounted to a net loss position of Php1,227 million and Php461 million, respectively.

In 2001, PLDT also entered into a US$/JPY swap agreement to swap the coupon on US$175 million of its fixed rate notes for a floating rate JPY amount. The swap was terminated in 2002 at a realized gain of Php633 million.

Forward Exchange Contracts

PLDT had the following outstanding short-term forward exchange contracts to buy US$ and sell Pesos as of December 31, 2003 and 2002;

	2003	2002
Aggregate notional amount (in millions)	US$124.75	US$211
Weighted average forward rate	Php55.90 to US$1	Php53.90 to US$1

As of December 31, 2002, PLDT also has outstanding short-term forward exchange contracts to buy JPY and sell US$ with aggregate notional amount of JPY3,296 million and a weighted average forward rate of JPY115.2 to US$1.00.

The estimated net mark-to-market loss on all the outstanding forward exchange contracts amounted to about Php11 million and Php162 million as of December 31, 2003 and 2002, respectively.

Short-Term Currency Option Contracts

In 2003, PLDT utilized structures incorporating currency options to hedge the maturing principal on its fixed rate notes due June 2003 and June 2004 and other short-term foreign currency obligations. As of December 31, 2003, PLDT has outstanding currency option contracts amounting to US$79 million.

The estimated mark-to-market gain on the outstanding currency options contracts amounted to about Php247 million as of December 31, 2003.

Smart

Currency Swaps

Smart entered into currency swap agreements with a foreign financial institution, with aggregate notional amount of US$88 million as of December 31, 2002 and average swap rate of Php37.90 to US$1.00. Under the swap agreements, Smart receives fixed US dollar interest payments and pays fixed peso interest payments in semi-annual intervals up to April 2003.

A wholly owned subsidiary of Smart entered into complementary currency swap agreements with the same counterparty, whereby the mark-to-market value of such currency swaps offset the mark-to-market value of the currency swaps entered into by Smart. The complementary swaps also matured in April 2003.

Forward Exchange Contracts

Smart has the following outstanding short-term forward buy US$ contracts as of December 31, 2003 and 2002:

	2003	2002
Aggregate notional amount (in millions)	US$72	US$5
Weighted average forward rate (net of discount for cash collateralized contracts)	Php56.71 to US$1.00	Php53.47 to US$1.00

The net mark-to-market loss on the outstanding forward contracts as of December 31, 2003 amounted to Php51 million. The net mark-to-market loss on the outstanding forward contracts as of December 31, 2002 was not material.

Cash collateralized forward contracts totaled Php1,662 million as of December 31, 2003.

24. Reportable Segments

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

We have organized our business into three main segments:

•         Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries Clark Telecom, Subic Telecom, Maratel, BCC which together account for approximately 1% of our consolidated fixed lines in service, and PLDT Global;

•         Wireless — wireless telecommunications services provided through our cellular service provider, Smart, and satellite and VSAT operators, namely PLDT’s subsidiaries Mabuhay Satellite, ACeS Philippines and Telesat; and

•         Information and Communications Technology — information and communications infrastructure and services for Internet applications, Internet protocol-based solutions and multimedia content delivery provided by PLDT’s subsidiary ePLDT, Internet access services provided by ePLDT’s subsidiary Infocom, and e-commerce, call centers and IT-related services provided by other investees of ePLDT, as described in Note 9 – Investments.

The segment assets as of December 31, 2003, 2002 and 2001 and results of operations of our reportable segments for the years ended December 31, 2003, 2002 and 2001 reported under Philippine GAAP are as follows:

	Fixed Line	Wireless	Information and Communications Technology	Eliminations	Total
	(in million pesos)
As of and for the year ended December 31, 2003
Operating revenues	46,465	51,371	1,783	(1,896)	97,723
External revenues	45,831	50,383	1,509	–	97,723
Inter-segment revenues	634	988	274	(1,896)	–
Operating expenses	34,285	33,582	1,880	(2,092)	67,655
External expenses	33,187	32,822	1,646	–	67,655
Inter-segment expenses	1,098	760	234	(2,092)	–
Operating income (loss)	12,180	17,789	(97)	196	30,068
Segment assets	262,211	82,632	3,040	(52,501)	295,382
Segment liabilities	163,006	38,894	2,851	(8,355)	196,396
Net cash flows provided by (used in):
Operating activities	24,781	30,667	63	495	56,006
Investing activities	(1,186)	(12,096)	(31)	(6,195)	(19,508)
Financing activities	(22,813)	(11,038)	60	5,708	(28,083)
Equity share in net losses (income) of investees, including goodwill and provision for permanent decline in value of investment	364	(12,108)	378	13,038	1,672
Provision for doubtful accounts	3,926	52	70	–	4,048
Depreciation and amortization	13,262	14,899	313	–	28,474
Impairment losses	–	974	387	–	1,361
Capital expenditures	6,393	11,338	53	–	17,784

As of and for the year ended December 31, 2002 (As restated – Note 3)
Operating revenues	45,852	34,627	977	(1,286)	80,170
External revenues	45,519	33,703	948	–	80,170
Inter-segment revenues	333	924	29	(1,286)	–
Operating expenses	32,867	26,321	1,598	(1,288)	59,498
External expenses	31,910	25,990	1,598	–	59,498
Inter-segment expenses	957	331	–	(1,288)	–
Operating income (loss)	12,985	8,306	(621)	2	20,672
Segment assets	262,141	76,014	3,527	(42,836)	298,846
Segment liabilities	167,423	39,013	2,944	(5,653)	203,727
Net cash flows provided by (used in):
Operating activities	29,352	22,957	(23)	659	52,945
Investing activities	(4,410)	(5,289)	(677)	(6,434)	(16,810)
Financing activities	(22,513)	(13,404)	662	5,776	(29,479)
Equity share in net losses (income) of investees, including goodwill and provision for permanent decline in value of investment	400	(1,921)	763	4,936	4,178
Provision for doubtful accounts	3,556	423	45	–	4,024
Depreciation and amortization	13,133	10,644	418	–	24,195
Capital expenditures	7,502	7,402	653	–	15,557

As of and for the year ended December 31, 2001 (As restated – Note 3)
Operating revenues	46,420	24,632	469	(984)	70,537
External revenues	46,363	23,705	469	–	70,537
Inter-segment revenues	57	927	–	(984)	–
Operating expenses	33,167	21,181	922	(1,234)	54,036
External expenses	31,933	21,181	922	–	54,036
Inter-segment expenses	1,234	–	–	(1,234)	–
Operating income (loss)	13,253	3,451	(453)	250	16,501
Segment assets	263,229	75,640	3,007	(35,824)	306,052
Segment liabilities	168,741	45,189	2,242	(4,414)	211,758
Net cash flows provided by (used in):
Operating activities	23,870	14,933	1,329	–	40,132
Investing activities	(13,436)	(23,346)	(2,283)	6,222	(32,843)
Financing activities	(16,376)	8,805	929	(6,222)	(12,864)
Equity share in net losses (income) of investees, including goodwill and provision for permanent decline in value of investment	(81)	(644)	411	873	559
Provision for doubtful accounts	2,880	273	31	–	3,184
Depreciation and amortization	14,894	6,515	138	–	21,547
Capital expenditures	9,970	19,344	1,580	–	30,894

25. Other Matters

a. Interconnection Agreements

PLDT has existing interconnection agreements with nine International Gateway Facilities, or IGF operators, six Inter Exchange Carriers, or IXCs, six Cellular Mobile Telephone Systems, or CMTS operators, 70 LECs (including members of the Philippine Association of Private Telephone Companies, Inc.), and 12 paging and trunk radio operators. These interconnection agreements include provisions for settlement and payment of charges. Settlements with interconnecting IGF operators and CMTS operators for local calls are in the form of access charges. Settlement with interconnecting IXCs and LECs for toll calls are based on hauling and access charges, and to some extent, revenue sharing. Settlement also involves payment of access charges, but settlement for toll calls is on a revenue-sharing basis. LEC to LEC interconnection with hauling from one service area to another service area is settled based on trunk charges, while overlay LEC to LEC interconnection in a given service area is without charges. Paging and trunk radio interconnection settlements are based on fixed charges.

  U.S. Federal Communications Commission, or FCC, Ruling versus Philippine Telecommunications Companies

In May 2002, PLDT advised AT&T Corp., or AT&T, MCI and other carriers of PLDT’s need to increase its termination rates by August 2002. Despite numerous negotiation sessions in 2002 and 2003, AT&T and MCI refused to accept any rate increases. PLDT unilaterally extended its prior termination charges to each carrier while continuing offers to negotiate, first from August 1, 2002 to October 1, 2002, then until December 31, 2002, and then, finally, despite the lack of a written agreement from AT&T and MCI, through January 31, 2003. While nearly 100 carriers worldwide, including more than 20 U.S. carriers, have then agreed to the new termination rates and entered into new termination rate agreements with PLDT, the termination rate agreements with AT&T and MCI lapsed in December 2002, without either agreeing with PLDT on any provisional arrangement or final agreement on the new termination rates. Faced with the continuing stonewalling by AT&T and MCI, PLDT, in December 2002, was forced to notify each company that PLDT’s termination rates would finally be increased as of February 1, 2003. Because no agreement was reached with either AT&T or MCI, effective as of February 1, 2003, PLDT stopped terminating traffic sent directly by each of AT&T and MCI.

On February 7, 2003, AT&T and MCI filed separate petitions with the U.S. FCC requesting the U.S. FCC to take action to protect U.S. international carriers and U.S. consumers from alleged “whipsawing” behavior occurring on the U.S.-Philippine Route. “Whipsawing” is a form of anti-competitive behavior that involves the ability of foreign carriers to obtain unduly favorable terms and conditions from U.S. international service providers by setting competing U.S. carriers against one another.

On February 7, 2003, the National Telecommunications Commission, or NTC, of the Republic of the Philippines directed Philippine carriers to take one of two different courses of action, depending on whether such carriers had effective termination rates with their counterparties. If PLDT had “existing and effective agreements with foreign telecommunication carriers relative to termination rates”, it should “comply with the terms thereof, specifically in maintaining the flow of traffic in and between circuits and facilities covered by such agreements.” If, however, the counterparty and PLDT were “without existing and effective agreements relative to termination rates,” then PLDT is “encouraged … to negotiate and conclude agreements” with the counterparty, and “the parties may agree on provisional/interim arrangements for continuity of service.” Each of AT&T and MCI immediately rejected PLDT’s offer for an interim termination rate agreement.

On February 26, 2003, the NTC issued an Order confirming that, pursuant to its February 7, 2003 Order, “it is understood that absent any provisional or interim arrangement or agreement” with U.S. carriers, there would be no provision of termination services between the parties “who are thereby encouraged to seek other routes or options to terminate traffic to the Philippines.”

On February 28, 2003, PLDT and MCI reached an “interim agreement” effective through March 31, 2003, whereby PLDT agreed to provide direct service under a revised termination rate structure while the parties negotiated a final termination rate agreement. This interim agreement expired on April 15, 2003.

On March 10, 2003, the International Bureau of the U.S. FCC granted the request of AT&T and MCI and issued an Order directing all facilities-based carriers subject to U.S. FCC jurisdiction to suspend payments for termination services to Philippine carriers, including PLDT, Smart and Subic Telecom, until such time as the U.S. FCC issues a Public Notice that AT&T’s circuits on the U.S.–Philippine route are fully restored. The Order also removed the Philippines from the list of U.S.–international routes approved for the provision of International Simple Resale. As of January 31, 2004, receivables from U.S. carriers amounted to approximately US$28 million, of which US$17 million was attributable to PLDT, US$6 million to Smart and US$5 million to Subic Telecom.

In response to the ruling of the International Bureau of the FCC, the NTC issued a Memorandum Order dated March 12, 2003 directing all affected Philippine carriers “(1) not to accept terminating traffic via direct circuits from U.S. facilities-based carriers who do not pay Philippine carriers for services rendered; and (2) to take all measures necessary to collect payments for services rendered in order to preserve the viability, efficiency, sustained growth and development and continued competitiveness of the Philippine telecommunications industry.”

The NTC also stated in its March 12, 2003 Order that the termination rates offered by PLDT are “fair and reasonable.” These rates, US$0.12 per minute for calls terminating on the fixed-line network and US$0.16 per minute for calls terminating on mobile networks, are well below the FCC benchmark settlement rate of US$0.19 per minute for low middle income countries such as the Philippines and also substantially below the settlement rate of US$0.238 per minute suggested by the International Telecommunication Union for countries such as the Philippines with teledensity between 1 to 5 telephones per 100 population.

On April 9, 2003, we filed with the FCC an application for review of the International Bureau’s March 10, 2003 Order. On April 24, 2003, AT&T and MCI filed oppositions to our application for review of the International Bureau’s March 10, 2003 Order and on May 5, 2003, we filed our reply to these oppositions.

To resolve the long standing issue on termination rates and to allow Philippine and US carriers to freely negotiate a mutually acceptable settlement of this issue, and to provide an appropriate atmosphere for commercial negotiations to prosper, on October 17, 2003, the NTC lifted its March 12, 2003 Order and ordered all Philippine carriers to immediately accept terminating traffic via direct circuits from U.S. facilities based carriers on mutually acceptable final or interim termination rates, on terms and conditions agreed upon by the parties. Based on the negotiations between the NTC and the U.S. FCC, the NTC stated in its October 17, 2003 Order that it expects the U.S. FCC to immediately lift its March 10, 2003 Order, thereby canceling the non-payment provisions thereof and subsequently returning the Philippines to the list of U.S.–international routes approved for the provision of international simple resale. On November 12, 2003, PLDT reopened its circuits with MCI after having reached an interim termination rate agreement with said U.S. carrier. On November 14, 2003, MCI requested the U.S. FCC to lift the stop payment order on PLDT and Smart so that it may continue payment since the two local carriers have stopped blocking calls from MCI. On January 9, 2004, PLDT and AT&T finally signed an interim agreement on termination rates ending the dispute between the two carriers. AT&T notified the U.S. FCC of the unblocking of the circuits and that requested that the stop payment order be lifted. Consequently, the U.S. FCC lifted the stop payment order on January 15, 2004. However, the U.S. FCC has yet to restore the Philippines to the list of U.S.-international routes approved for the provision of international simple resale.

On September 30, 2003, Smart and AT&T signed an interim agreement that will pave the way for the resumption of services between the two companies. Under the interim agreement, Smart will restore bilateral facilities while AT&T will settle all outstanding amounts and termination fees to Smart, once the FCC lifts the stop-payment order against Philippine carriers. On November 12, 2003, Smart signed a similar interim agreement with MCI. In an effort to resolve the long standing issue on termination rates and to allow Philippine and U.S. carriers to freely negotiate a mutually acceptable settlement of this issue, and to provide an appropriate atmosphere for commercial negotiations to prosper. On November 17, 2003, the U.S. FCC lifted its March 10, 2003 Order and ordered the U.S. carriers to resume making payments to Smart.

c. Investigation by U.S. Department of Justice

In January 2004, PLDT and a PLDT employee received a grand jury subpoena in connection with a criminal investigation being conducted by the U.S. Department of Justice with respect to alleged antitrust violations relating to the provision of international termination services in the Philippines.  At this time, PLDT cannot predict the outcome of the investigation.

d. PLDT CBA Negotiations Concluded with a MOA

The negotiations on the Collective Bargaining Agreement for the years 2003-2006 for PLDT’s rank-and-file employees were concluded with the signing of a Memorandum of Agreement between the bargaining parties, the Manggagawa ng Komunikasyon sa Pilipinas Union and the PLDT Management panel, on February 13, 2004.

26. Reclassification of Accounts

We have reclassified certain accounts in 2002 and 2001 to conform with our 2003 financial statements presentation.